CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

15 August 2005

Via Courier

The U.S. Securities and Exchange Comı
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 July 2005 till 31 July 2005, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs.

s/sec/adr/2005/adrltr-july.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaMall Trust Management Limited – "Changes in the Board of Directors and Reconstitution of Committees"	1 July 2005	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Changes in the Board of Directors and Reconstitution of Committees"	1 July 2005	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (a) Ningbo Xin Yao Property Development Co., Ltd. (b) Ningbo Xin Feng Property Development Co., Ltd. (c) Ningbo Xin Yin Property Development Co., Ltd"	5 July 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (a) Shenzhen Xinwei Management Consulting Co., Ltd; and (b) Shenzhen Xinzhan Management Consulting Co., Ltd"	5 July 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Purchase and sale of 5% equity interest in Shanghai Xin Mao Property Development Co., Ltd"	5 July 2005	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "Signing of co-operative agreement with SZITIC Commercial Property Co., Ltd. and Shenzhen SZITIC Commercial Investment Co., Ltd. to invest in a further pipeline of retail malls in various parts of China"	8 July 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation slides – Signing ceremony for a co-operative agreement between CapitaLand Limited and SZITIC Commercial Property Co., Ltd. and Shenzhen SZITIC Commercial Investment Co., Ltd."	8 July 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect associated company, CapitaLand Hualian Management & Consulting (Shenzhen) Co., Ltd.	11 July 2005	SGX-ST Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaCommercial Trust Management Limited – "Date of release of first half 2005 financial results"	14 July 2005	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Date of release of first half 2005 financial results"	15 July 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Request for Trading Halt"	18 July 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited ("CL") - "Announcement by Raffles Holdings Limited ("RHL"): 1) Proposed sale of hotel business to Colony Capital for an enterprise value of S$1.72 billion at a 64% premium to NTA; and 2) Proposed special dividend of 40 cents per share to shareholders"	18 July 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Request for Lifting of Trading Halt"	18 July 2005	SGX-ST Listing Manual
Announcements and news release by CapitaCommercial Trust Management Limited:- 1) Announcement – "2005 second quarter financial statement and distribution announcement"; 2) News release – "CCT continues with strong performance in 1H 2005"; 3) Announcement – "Notice of Books Closure and Distribution Payment Date" and 4) Announcement – "Change in the Income Distribution Policy"	21 July 2005	For Public Relations Purposes
Announcements by Raffles Holdings Limited:- "Incorporation of a new subsidiary"; and "Date of release of 2nd quarter financial results announcement"	21 July 2005	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Proposed divestment of Parco Bugis Junction and BCH Office Investment Pte Ltd"	22 July 2005	SGX-ST Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcements and news release by CapitaMall Trust Management Limited – "Proposed acquisition of Parco Bugis Junction"	22 July 2005	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited – "Proposed acquisition of Jurong Entertainment Centre"	22 July 2005	For Public Relations Purposes
Announcements and news release by CapitaMall Trust Management Limited – "2005 second quarter unaudited financial statement and distribution announcement"	22 July 2005	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Notice of books closure and distribution payment date"	22 July 2005	For Public Relations Purposes
Announcement by Australand Property Group – "2005 Half year results briefings"	22 July 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of 2005 2nd quarter and half-year financial results"	22 July 2005	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Date of release of half-year 2005 financial results"	22 July 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Appendix 4D: Half year report period ended 30 June 2005 and Australand delivers sound profit for June 2005"	27 July 2005	For Public Relations Purposes
Announcement and news release by Raffles Holdings Limited – "Press release and 2nd quarter financial statement for the three months ended 30 June 2005"	28 July 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – (1) "Resignation of Director; and (2) Changes in the composition of Risk Committee, Corporate Disclosure Committee and Audit Committee"	29 July 2005	SGX-ST Listing Manual
Announcements and news release by The Ascott Group Limited – "Half year financial statement and dividend announcement"	29 July 2005	For Public Relations Purposes

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

CHANGES IN THE BOARD OF DIRECTORS AND RECONSTITUTION OF COMMITTEES

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust, wishes to announce the appointment of Mr Olivier Lim Tse Ghow as a Director of the Company in place of Mr Lui Chong Chee, with effect from 1 July 2005.

The Board wishes to record its appreciation to Mr Lui Chong Chee for his invaluable contributions to the Company.

Mr Lim is considered by the Board of Directors of the Company to be a non-executive and non-independent director pursuant to Rules 704(7) and 704(8) of the Listing Manual.

Mr Lim has also been appointed as a member of the Audit Committee, the Corporate Disclosure Committee and the Executive Committee, in place of Mr Lui.

Following the aforementioned changes, the Board of Directors and the various committees of the Company will comprise the following members:

Board of Directors
Mr Hsuan Owyang – Chairman
Mr Liew Mun Leong – Deputy Chairman
Mr Pua Seck Guan – Chief Executive Officer
Mr James Glen Service
Mr David Wong Chin Huat
Mr S. Chandra Das
Mr Hiew Yoon Khong
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow
Mr Chay Wai Chuen (alternate Director to Mr S. Chandra Das)

Audit Committee
Mr Hsuan Owyang (Chairman), Non-Executive, Independent
Mr James Glen Service, Non-Executive, Independent
Mr David Wong Chin Huat, Non-Executive, Independent
Mr Olivier Lim Tse Ghow, Non-Executive

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

Corporate Disclosure Committee
Mr Hsuan Owyang (Chairman)
Mr Liew Mun Leong
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow

Executive Committee
Mr Liew Mun Leong (Chairman)
Mr Pua Seck Guan
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow

The detailed template announcement pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mr Olivier Lim Tse Ghow will be released separately to the Singapore Exchange Securities Trading Limited.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
1 July 2005

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004)

CHANGES IN THE BOARD OF DIRECTORS AND RECONSTITUTION OF COMMITTEES

CapitaCommercial Trust Management Limited (the "Company"), the manager of CapitaCommercial Trust, wishes to announce the appointment of Mr Olivier Lim Tse Ghow as a Director of the Company in place of Mr Lui Chong Chee, with effect from 1 July 2005.

The Board wishes to record its appreciation to Mr Lui Chong Chee for his invaluable contributions to the Company.

Mr Lim is considered by the Board of Directors of the Company to be a non-executive and non-independent director pursuant to Rules 704(7) and 704(8) of the Listing Manual.

Mr Lim has also been appointed as a member of the Audit Committee, the Corporate Disclosure Committee and the Executive Committee, in place of Mr Lui.

Following the aforementioned changes, the Board of Directors and the various committees of the Company will comprise the following members:

<u>Board of Directors</u>

Mr Sum Soon Lim – Chairman
Mr Liew Mun Leong – Deputy Chairman
Mr Martin Tan Toh Tee – Chief Executive Officer
Mr Stewart Fraser Ewen
Mr Ho Swee Huat
Mr Fong Kwok Jen
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow

<u>Audit Committee</u>

Mr Ho Swee Huat (Chairman), Non-Executive, Independent
Mr Fong Kwok Jen, Non-Executive, Independent
Mr Stewart Fraser Ewen, Non-Executive, Independent
Mr Olivier Lim Tse Ghow, Non-Executive

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004)

<u>Corporate Disclosure Committee</u>
Mr Fong Kwok Jen (Chairman)
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow

<u>Executive Committee</u>
Mr Liew Mun Leong (Chairman)
Mr Martin Tan Toh Tee
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow

The detailed template announcement pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mr Olivier Lim Tse Ghow will be released separately to the Singapore Exchange Securities Trading Limited.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company Registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
1 July 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(a) NINGBO XIN YAO PROPERTY DEVELOPMENT CO., LTD.
(b) NINGBO XIN FENG PROPERTY DEVELOPMENT CO., LTD.
(c) NINGBO XIN YIN PROPERTY DEVELOPMENT CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries in The People's Republic of China:-

(a)	Name	:	Ningbo Xin Yao Property Development Co., Ltd. ("Ningbo Xin Yao")
	Registered Capital	:	RMB150 million
(b)	Name	:	Ningbo Xin Feng Property Development Co., Ltd. ("Ningbo Xin Feng")
	Registered Capital	:	RMB240 million
(c)	Name	:	Ningbo Xin Yin Property Development Co., Ltd ("Ningbo Xin Yin")
	Registered Capital	:	RMB150 million

The principal activity for Ningbo Xin Yao, Ningbo Xin Feng and Ningbo Xin Yin is to undertake real estate development in Jiangbei District, Ningbo. They are all indirect wholly-owned subsidiaries of CapitaLand Residential Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Rose Kong
Company Secretary
5 July 2005

CAPITALAND LIMITED
(Company registration no. 198900036N)

ANNOUNCEMENT

SIGNING OF CO-OPERATIVE AGREEMENT WITH SZITIC COMMERCIAL PROPERTY CO., LTD. AND SHENZHEN SZITIC COMMERCIAL INVESTMENT CO., LTD. TO INVEST IN A FURTHER PIPELINE OF RETAIL MALLS IN VARIOUS PARTS OF CHINA

---

1. Introduction

1.1 Signing of Co-operative Agreement

CapitaLand Limited (the "**Company**") is pleased to announce that its indirect wholly-owned subsidiary, CapitaRetail China Investments Pte. Ltd. ("**CapitaRetail China**"), has today entered into a co-operative agreement (the "**Co-operative Agreement**") with SZITIC Commercial Property Co., Ltd. (深国投商用置业有限公司) ("**SZITIC Commercial**") and Shenzhen SZITIC Commercial Investment Co., Ltd. (深圳市深国投商业投资有限公司) ("**SZITIC Investment**"). Under the Co-operative Agreement, CapitaRetail China or an entity nominated by it (the "**Relevant CapitaRetail China Entity**") will invest in a pipeline of project companies (the "**Project Companies**") which are owned or controlled by SZITIC Commercial. These Project Companies will develop and hold retail malls to be anchored by the Wal-Mart chain of Supercenters (the "**Retail Malls**") in various parts of China.

This Co-operative Agreement builds upon the earlier co-operative agreement entered into between CapitaRetail China and Shenzhen International Trust & Investment Co., Ltd. ("**SZITIC**") on 23 December 2004, which sets out the framework for, among other things, CapitaRetail China's investment in an initial batch of six project companies which are developing Retail Malls in six Chinese cities.

1.2 Investment in 15 Project Companies

Pursuant to the Co-operative Agreement, the Relevant CapitaRetail China Entity will, subject to certain conditions set forth below, enter into 15 transfer agreements (the "**Transfer Agreements**") to take up a 65% equity stake in a first batch of 15 Project Companies as well as 15 corresponding equity joint venture agreements (the "**EJV Agreements**") to govern the operations and management of these Project Companies. SZITIC Commercial will hold, or will nominate one of its related or associated entities to hold, the balance 35% equity stake in each such Project Company.

The gross floor area of the 15 Retail Malls to be held by the first batch of 15 Project Companies generally range between 30,000 square metres and 50,000 square metres each. These 15 Retail Malls are mostly located in provincial cities.

2. Principal Terms of the Co-operative Agreement

The principal terms of the Co-operative Agreement are set forth below:

2.1 Investment in the Project Companies

The Relevant CapitaRetail China Entity will enter into each of the Transfer Agreements and EJV Agreements only upon the satisfaction of certain specified conditions relating to the relevant land and/or the Retail Mall under construction. Subject to, among other things, the satisfaction of the relevant conditions precedent, the Relevant CapitaRetail China Entity will invest in four Project Companies by 30 July 2005, seven Project Companies by 30 September 2005 and the remaining four Project Companies by 15 November 2005. In the event that the conditions precedent for the investment by the Relevant CapitaRetail China Entity in one or more of the first batch of 15 Retail Mall projects cannot be satisfied in full, such projects may be substituted with other projects to be mutually agreed between the parties to the Co-operative Agreement.

2.2 Participation in Other Retail Mall Projects

The parties to the Co-operative Agreement have also agreed that, following the investment by the Relevant CapitaRetail China Entity in the first batch of 15 Project Companies, CapitaRetail China will have the right to invest in 17 other identified Project Companies, subject to certain specified conditions.

Under the Co-operative Agreement, CapitaRetail China has also been granted the first right (which may be exercised by not later than 31 August 2005) to participate, on terms to be mutually agreed, in a commercial project under development in Shenzhen, China that will comprise, among others, Wal-Mart's Asia head office, a Sam's Club (a Wal-Mart retail concept) and a retail podium.

In addition, the Co-operation Agreement gives CapitaRetail China the first right to invest in not less than 70% of future Retail Mall projects that SZITIC Commercial may propose to develop between the date of the Co-operative Agreement and 31 December 2010.

2.3 Retail Management Company

CapitaRetail China and SZITIC Investment have agreed to jointly establish a retail management company in Shenzhen, China, in which CapitaRetail China or an entity nominated by it will hold a 51% equity stake and SZITIC Investment or an entity nominated by it will hold the balance 49% equity stake.

The retail management company to be established will provide, among other things, retail management services to the Project Companies that CapitaRetail China will invest in.

3. Estimated Investment Amount

The current estimated quantum of CapitaRetail China's investment in the first batch of 15 Project Companies is RMB3,373 million (approximately S$687 million), subject to adjustment in certain specified situations. This amount comprises, among other things, the cost of CapitaRetail China's 65% of the equity stake in each of the Project Companies, the loans which the Relevant CapitaRetail China Entity will be making to the Project Companies as a shareholder thereof, the Relevant CapitaRetail China Entity's proportionate contribution to outstanding progress payments on the construction of the Retail Malls and other transaction expenses such as professional fees.

4. Rationale for the Transaction

The Company believes that its entry into the Co-operative Agreement and its investment in the Retail Malls will produce the following benefits:

(i) The Company has a strong track record and extensive experience in the investment, development and management of retail malls in Asia, including China. The Company's investment in the Retail Malls will enable it to leverage on its capabilities and resources to further grow its business in the Chinese retail property market. In addition, the Company will also benefit from its partnership with reputable local players.

(ii) CapitaRetail China's first right to invest in a larger pipeline of Retail Malls that SZITIC Commercial may develop in the future gives the Company the potential to continuously grow the scale and reach of its business across China.

(iii) Most of the Retail Malls are located in provincial cities with strong growth potential. The Company believes that these cities have high demand for good quality retail malls that cater to the shopping needs of the local mass markets.

(iv) The Retail Malls will benefit from being anchored by the Wal-Mart chain of Supercenters. Wal-Mart is the world's largest retailer and has been established in China since 1996.

(v) The Company's investment in the Retail Malls provides the opportunity to create a listed fund or some other form of investment vehicle with a portfolio comprising, among others, the Retail Malls.

5. Method of Financing

CapitaRetail China's investment in the first batch of 15 Project Companies will be funded in part by cash from the Company's internal resources and in part by borrowings.

6. Other Information

Interests of Directors and Controlling Shareholders

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the transactions described in this Announcement.

By Order of the Board

Rose Kong
Company Secretary

8 July 2005

CapitaLand

For Immediate Release
8 July 2005

CapitaLand to invest and manage 15 more retail malls in China, anchored by Wal-Mart

Total portfolio of 21 malls with asset size of more that S$1 billion

Singapore, 8 July 2005 – CapitaLand Limited's indirect wholly-owned subsidiary, CapitaRetail China Investments Pte. Ltd. ("CapitaRetail China"), has today signed a Co-operative Agreement ("Agreement") with SZITIC Commercial Property Co., Ltd. (深国投商置业有限公司) ("SZITIC Commercial") and Shenzhen SZITIC Commercial Investment Co., Ltd (深圳市深国商业投资有限公司) ("SZITIC Investment") to take an equity stake in 15 retail malls in China. This is in addition to its earlier co-operative agreement for six retail malls with Shenzhen International Trust & Investment Co., Ltd ("SZITIC").

Under the Agreement, CapitaRetail China will take a 65% equity stake in 15 retail malls which are under development and which are to be anchored by the Wal-Mart chain of Supercenters in various parts of China. SZITIC Commercial will hold the remaining 35% stake. The estimated investment cost for CapitaRetail China's 65% stake in the 15 properties, measuring over 662,000 square metres ("sq m") in total, is RMB3,373 million (approximately S$687 million). This follows the investment by CapitaRetail China in a 51% equity stake in six retail malls, similarly anchored by Wal-Mart, on 23 December 2004 through a joint venture with SZITIC at a cost of RMB984 million (approximately S$196 million).

Pursuant to the Agreement, CapitaRetail China will own a sizeable portfolio of 21 retail malls with a total gross floor area of over 926,000 sq m and an aggregate asset value of S$1.3 billion across China. With these two agreements, CapitaRetail China

has successfully secured 21 Wal-Mart-anchored malls to be developed by SZITIC Commercial, most of which are scheduled to be opened by end-2006.

All the 21 malls will be managed by a retail management company, in which CapitaRetail China holds a 51% stake and a SZITIC Investment related company holds the remaining 49% share. The retail management company was set up to provide marketing and retail management services.

CapitaRetail China will enter into the relevant share transfer agreements over a staggered period of time. The relevant share transfer agreements will be entered into for four of the 15 retail malls by 30 July 2005, another seven by 30 September 2005 and the final four by 15 November 2005, subject to the satisfaction of certain specified conditions.

The Agreement also grants the following rights to CapitaRetail China:

- A first right, which may be exercised by 31 August 2005, to participate in a commercial project under development in Shenzhen, China that will house Wal-Mart's Asia head office and a Sam's Club (a Wal-Mart retail concept) on terms to be mutually agreed upon. The estimated total gross floor area for the project is 138,000 sq m.
- The right to invest in 17 other identified retail malls to be anchored by Wal-Mart, comprising an estimated total gross floor area of 700,000 sq m, subject to certain specified conditions.
- The first right to invest in not less than 70% of future retail mall projects for Wal-Mart that SZITIC Commercial may propose to develop between the date of the Agreement and 31 December 2010.

Mr Li Nan Feng, Chairman of SZITIC Commercial and SZITIC Investment said: "CapitaLand has the proven track record in retail mall development and management in Asia, including China. Our partnership with the CapitaLand Group is to build and manage quality retail malls customised to Wal-Mart's needs, and to professionally manage the assets which will be anchored by one of the largest retailers in the world. With its strong capital backing and expertise in real estate financial

management, CapitaLand is an ideal partner capable of supporting Wal-Mart's expansion plan in China and creating efficient capital structures to drive growth for the assets in the portfolio."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "With this partnership, CapitaLand has a head start in the fast-growing China retail property market, especially with the unique opportunity to penetrate the relatively untapped provincial cities. These 21 malls are expected to generate attractive returns. With another 17 malls in the pipeline, the portfolio encompasses substantial growth potential. China's retail malls will be successful as the malls will be supported by growing affluence in the country and positive market sentiments. With this Agreement, we will grow our China retail portfolio to exceed a total gross floor area of 4 million square metres by 2010. We expect strong interest from retail and institutional investors when we launch a listed fund with these properties by 2006."

Added Mr Pua Seck Guan, CEO of CapitaLand Retail Limited: "With this strategic alliance, we will grow a world-class retail property business in China. Our partner's strength in site selection and development, as well as their close relationship with Wal-Mart, complements CapitaLand's expertise in retail management and strong retailers' network in Singapore, China and other parts of Asia. The wide diversity of brand names at these malls, along with the injection of fresh retail ideas and marketing concepts, will create a rich, exciting and vibrant shopping experience for Chinese consumers. With our expanding portfolio of retail malls in China, we will have more opportunities to bring Singapore brand names and retailers into the country. It also paves the way for CapitaLand to bring Chinese retailers and brand names to Singapore and other parts of Asia, where the Group has an established retail presence. "

Wal-Mart has a committed long-term strategy for China. The retail malls will cater to the basic shopping needs of the local masses in the provincial cities, with each having a gross floor area of generally between 30,000 sq m and 50,000 sq m. Wal-Mart Supercenter in Jiulongpo district, Chongqing city - the first of the six retail malls acquired by CapitaRetail China - officially opened on 30 June 2005. Most of the 21 retail malls will progressively become operational from end-2005 to end-2006.

These retail malls are targeted to generate a property yield of approximately 8% to 9% when operational.

CapitaLand has been active in the property fund business over the past few years. With this joint venture, the Group is well on its way to more than doubling its assets under management to S$13 billion in the next three years, up from the current S$6 billion. To date, CapitaLand Group's two REITs, CapitaMall Trust, Singapore's first listed REIT, and CapitaCommercial Trust, the first commercial REIT in Singapore, have consistently outperformed market expectations. The Group has also set up private property retail funds such as CapitaRetail Singapore, which holds three Singapore shopping malls under a securitisation structure, and CapitaRetail Japan, which invests in income-producing retail properties in Japan. With its established track record, the Group sees opportunities to expand its property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan.

In China, the Group has also been active in the property and hospitality sectors. Its indirect wholly-owned subsidiary, CapitaLand China Holdings has, since 1994, developed premier homes and quality commercial properties in the country, with a total project value of over RMB16 billion. CapitaLand was accorded the coveted "Wholly Foreign-Owned Enterprise" investment status, by the Chinese government in 2002.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans more than 80 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn No:198900036N)*

8 July 2005

For media enquiries, please contact:
Julie Ong
DID: +65 68233541; Mobile: +65 97340122
Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg

Signing Ceremony for a Co-Operative Agreement between
CapitaLand Limited
and
SZITIC Commercial Property Co., Ltd.
Shenzhen SZITIC Commercial Investment Co., Ltd.

合作框架协议签字仪式

嘉德置地有限公司

深国投商用置业有限公司、深圳市深国投商业投资有限公司

深国投商用置业有限公司

CapitaLand

深圳市深国投商业投资有限公司

8 July 2005



BACKGROUND

- In Dec-04 CapitaLand invested 51% stake in 6 retail malls under development by SZITIC Commercial for Wal-Mart
- Projects located in Chongqing（重庆）, Changsha（长沙）, Maoming（茂名）, Nanhai（南海）, Wuhu（芜湖）and Zhangzhou（漳州）
- Total asset size approximately RMB1,929 million (approx S$393 million) and total gross retail area approximately 264,000 sqm
- The Co-operative Agreement signed today is an extension to the partnership with SZITIC and its related/associated entities



Signing of Co-operative Agreement with SZITIC on 23 Dec 2004

CO-OPERATIVE AGREEMENT

Parties to the Agreement:

1. CapitaRetail China Investments Pte Ltd[1] ("**CapitaRetail China**"),
2. SZITIC Commercial Property Co., Ltd.[2] (深国投商用置业有限公司) ("**SZITIC Commercial**"), and
3. Shenzhen SZITIC Commercial Investment Co., Ltd.[3] (深圳市深国投商业投资有限公司) ("**SZITIC Investment**")

Key Points of the Agreement:

I. CapitaRetail China to acquire from SZITIC Commercial 65% equity stake in 15 Project Companies[4] to develop Retail Malls to be anchored by Wal-Mart

II. CapitaRetail China given first right to further invest in pipeline of future projects to be developed by SZITIC Commercial for Wal-Mart

1. Indirect wholly-owned subsidiary of CapitaLand Limited
2. Associated company of Shenzhen International Trust & Investment Co., Ltd. ("SZITIC")
3. Subsidiary of SZITIC
4. Owned or controlled by SZITIC Commercial

NEXT 15 PROJECTS – PARTNERSHIP SCHEME



CapitaLand
SZITIC Commercial
(or one of its related/associated entities)
65%
35%
15
Project Cos.
100%
15
Retail Malls
WAL*MART
Anchor tenant
CapitaLand
SZITIC Investment
(or entity to be nominated by it)
51%
49%
Retail Management Co.
Retail
management and
marketing services

NEXT 15 PROJECTS – PROJECT LIST

Next 15 Projects

	Project/City		Province	
1	潍坊	Weifang	山东	Shandong
2	绵阳	Mianyang	四川	Sichuan
3	南昌	Nanchang	江西	Jiangxi
4	成都	Chengdu	四川	Sichuan
5	佛山	Foshan	广东	Guangdong
6	东莞	Dongguan	广东	Guangdong
7	淄博	Zibo	山东	Shandong
8	湛江	Zhanjiang	广东	Guangdong
9	惠阳	Huiyang	广东	Guangdong
10	北京	Beijing	北京	Beijing
11	郑州	Zhengzhou	河南	Henan
And 4 other locations in Jiangsu（江苏）, Fujian（福建） and Sichuan（四川） provinces				
Total gross retail area > 662,000 sqm				

6 Projects Acquired in Dec-04

	Project/City		Province	
1	重庆	Chongqing	重庆	Chongqing
2	长沙	Changsha	湖南	Hunan
3	茂名	Maoming	广东	Guangdong
4	南海	Nanhai	广东	Guangdong
5	芜湖	Wuhu	安徽	Anhui
6	漳州	Zhangzhou	福建	Fujian
Total gross retail area > 264,000 sqm				

Total gross retail area of 21 projects expected to exceed 926,000 sqm

NEXT 15 PROJECTS - LOCATIONS

- ✓ Good geographical spread
- ✓ Provincial cities with good growth potential
- ✓ Projects located in attractive trade areas
- ✓ Rising affluence and retail expenditure in the local mass markets



Beijing
Zibo
Weifang
Zhengzhou
2 cities in Jiangsu
Wuhu
Nanchang
Chengdu
Mianyang
1 other city in Sichuan
Chongqing
Changsha
1 other city in Fujian
Zhangzhou
Foshan
Huiyang
Nanhai
Dongguan
Zhanjiang
Maoming
NEI MONGOL (INNER MONGOLIA)
JILIN
LIAONING
HEBEI
SHANXI
QINGHAI
XIZANG (TIBET)
GANSU
SHAANXI
HENAN
JIANGSU
SICHUAN
HUBEI
ZHEJIANG
JIANGXI
HUNAN
GUIZHOU
FUJIAN
YUNNAN
GUANGXI
Legend:
6 projects acquired in Dec-04
15 new projects

NEXT 15 PROJECTS – ASSET SIZE

- Estimated total asset size RMB5,038 million (S$1,026 million)
- CapitaLand's 65% equity stake approximately RMB3,373 million[1] (S$687 million)
- Gross retail area generally 30,000 sqm to 50,000 sqm each
- Mostly expected to commence operations by end-2006
- Target Net Property Income Yield 8-9%

With these 15 projects and the 6 projects acquired in Dec-04, total asset size is approximately RMB6,967 million (S$1,418 million)

In addition,

CapitaLand has secured all SZITIC Commercial's projects to be anchored by Wal-Mart Supercenters that are targeted to open by Dec-06

[1] inclusive of transaction expenses and subject to adjustments under specified conditions

NEXT 15 PROJECTS - TRANSACTION TERMS

- 15 projects to be transacted in 3 batches:
  - 4 by Jul-05
  - 7 by Sep-05
  - 4 by Nov-05
- Each transaction subject to certain conditions precedent
- Any project that is unable to fully meet conditions precedent to be replaced with new project to be mutually agreed
- CapitaLand 51%-SZITIC Investment 49% JV for the retail management of the malls

NEXT 15 PROJECTS – A SELECTION





Chengdu
成都





Mianyang
绵阳





Weifang 潍坊





Nanchang 南昌

NEXT 15 PROJECTS – A SELECTION

Zhanjiang
湛江







Zibo 淄博





Foshan 佛山



Dongguan 东莞





FUTURE PIPELINE

CapitaLand has also secured first right to invest or participate in:

1 Wal-Mart Asia HQ Project, Shenzhen

- Includes the new Wal-Mart Asia Head Office, a retail podium and a Sam's Club (a Wal-Mart retail concept)
- Estimated gross lettable area 138,000 sqm

2 17 Other Identified Projects

- Located in various provincial cities
- Expected gross retail area > 700,000 sqm

3 Future Projects for Wal-Mart

- 70% of other future Retail Malls for Wal-Mart that SZITIC Commercial may propose to develop up to 31 Dec 2010

FUTURE PIPELINE – WAL-MART ASIA HQ



- Estimated gross lettable areas: office tower 70,300 sqm; retail podium 31,800 sqm; Sam's Club block 23,500 sqm
- Targeted to complete in phases between end-05 to end-06
- Definitive agreement to be entered into by Aug-05

FUTURE PIPELINE – WAL-MART ASIA HQ







Current stage of construction

CHONGQING – 1ST MALL TO COMPLETE





嘉信九龙坡广场

- One of 6 projects acquired in Dec-04
- Net Floor Area approximately 37,600 sqm over 4 levels
- Wal-Mart occupies approximately 20,000 sqm on Levels 2 & 3

CHONGQING ASSET PLAN – SITE & BASEMENT PLANS

Site Plan





Basement Carparks

CHONGQING ASSET PLAN – 1ST FLOOR



CHONGQING ASSET PLAN – 2ND FLOOR (WAL-MART)


WAL★MART

CHONGQING ASSET PLAN – 3RD FLOOR (WAL-MART)


WAL★MART

CHONGQING ASSET PLAN – 4TH FLOOR



CHONGQING – ENVISAGED SHOPFRONT DESIGNS


LEVEL ONE EXAMPLES
ACCESSORIES

CHONGQING – ENVISAGED SHOPFRONT DESIGNS


LEVEL ONE EXAMPLES
RESTAURANTS
重庆

CHONGQING – WAL-MART OPENING

Wal-Mart opening ceremony on 30 June 2005


沃尔玛购物广场重庆九龙广场分店
WAL-MART







CHONGQING - WAL-MART OPENING

80,000 shoppers on Wal-Mart's opening day[1]









[1] source: local newspaper

OTHER PROJECTS ACQUIRED IN DEC-04

Update on construction progress



Changsha 长沙
Est. Gross Retail Area 58,500 sqm
Expected opening end-05



Wuhu 芜湖
Est. Gross Retail Area 45,300 sqm
Expected opening end-05



Zhangzhou 漳州
Est. Gross Retail Area 38,700 sqm
Expected opening 1Q 2006



Maoming 茂名
Est. Gross Retail Area 33,200 sqm
Expected opening 1Q 2006



Nanhai 南海
Est. Gross Retail Area 42,300 sqm
Expected opening 2Q 2006

BENEFITS OF THE INVESTMENTS

1. Expansion of retail property business in China by leveraging on:
   - i. Track record and experience in the development, investment and management of retail properties in Asia, including China
   - ii. Capabilities of reputable local partner SZITIC in site sourcing and project development
2. Access to provincial cities with strong growth potential and high demand for quality retail malls catering to genuine mass market consumer needs
3. Assets anchored by world's largest retailer, Wal-Mart
   - i. Successful operations in China since 1996
   - ii. Stringent site-selection criteria
4. Sizeable pipeline of projects allows continuous expansion of business scale
5. Opportunity to set up listed fund or other investment vehicles to meet international capital market demand

CapitaLand

THANK YOU

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(a) SHENZHEN XINWEI MANAGEMENT CONSULTING CO., LTD
(b) SHENZHEN XINZHAN MANAGEMENT CONSULTING CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries in The People's Republic of China:-

Name	:	Shenzhen Xinwei Management Consulting Co., Ltd ("Shenzhen Xinwei")
Registered Capital	:	HKD100,000
Principal Activity	:	Consultancy services

Name	:	Shenzhen Xinzhan Management Consulting Co., Ltd ("Shenzhen Xinzhan")
Registered Capital	:	HKD100,000
Principal Activity	:	Consultancy services

Both Shenzhen Xinwei and Shenzhen Xinzhan are indirect wholly-owned subsidiaries of CapitaLand Residential Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Rose Kong
Company Secretary
5 July 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

PURCHASE AND SALE OF 5% EQUITY INTEREST IN SHANGHAI XIN MAO PROPERTY DEVELOPMENT CO., LTD

CapitaLand Limited ("CapitaLand") had on 24 January 2005 announced that its indirect wholly-owned subsidiary, MCH Holdings (Shanghai) Pte. Ltd. ("MCH Holdings") and Digitdragon Holdings Limited ("Digitdragon") had executed a Master Agreement on 23 January 2005 (the "Master Agreement") relating to the sale to Digitdragon of the 95% equity interest held by MCH Holdings in the registered capital of Shanghai Xin Mao Property Development Co., Ltd ("Shanghai Xin Mao"), a Sino-foreign equity joint venture company established in China. The remaining 5% equity interest in the registered capital of Shanghai Xin Mao (the "Equity Interest") was held by a PRC-joint venture company, Shanghai Yong Ye Enterprise (Group) Co., Ltd. ("Yong Ye").

CapitaLand wishes to announce that MCH Holdings had acquired the Equity Interest from Yong Ye. Following the acquisition, and prior to completion in accordance with the Master Agreement, Shanghai Xin Mao will become an indirect wholly-owned subsidiary of CapitaLand.

CapitaLand wishes to further announce that MCH Holdings has entered into an Addendum with Digitdragon (the "Addendum") to the Master Agreement pursuant to which MCH Holdings will transfer the Equity Interest to Digitdragon upon the receipt by Digitdragon of all relevant governmental approvals and registrations of the transfer of the Equity Interest to Digitdragon, which is expected to occur in the fourth quarter of 2005. Upon transfer of the Equity Interest to Digitdragon, MCH Holdings will continue to hold 95% of the equity interest in Shanghai Xin Mao until completion in accordance with the Master Agreement.

The sale price for the transfer of the Equity Interest by MCH Holdings to Digitdragon is US$3 million (approximately S$5 million) which is the same price which Yong Ye received for the transfer of the Equity Interest to MCH Holdings.

The net tangible asset value of Shanghai Xin Mao as at 31 December 2004 is US$12 million (approximately S$20 million).

This transaction is not expected to have any material impact on the net tangible assets per share and the earnings per share of CapitaLand Group for the financial year ending 31 December 2005.

None of the Directors and controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Rose Kong
Company Secretary
5 July 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY, CAPITALAND HUALIAN MANAGEMENT & CONSULTING (SHENZHEN) CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company established in the People's Republic of China:-

Name	:	CapitaLand Hualian Management & Consulting (Shenzhen) Co., Ltd. ("CHMC")
Principal Activity	:	Property Management and Consulting
Registered Capital	:	RMB1,000,000

CapitaLand Retail China Pte Ltd ("CRC"), a wholly-owned subsidiary of CapitaLand, holds 50% of the registered capital of CHMC whilst the other 50% is held by the Beijing Hualian Group Investment Holding Co., Ltd., a party unrelated to CapitaLand Group.

By Order of the Board

Rose Kong
Company Secretary
11 July 2005

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004)

ANNOUNCEMENT

DATE OF RELEASE OF FIRST HALF 2005 FINANCIAL RESULTS

CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("CCT") wishes to announce that it will release CCT's financial results for the half year period ended 30 June 2005 on Thursday, 21 July 2005.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary

14 July 2005

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

DATE OF RELEASE OF FIRST HALF 2005 FINANCIAL RESULTS

CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), wishes to announce that it will release CMT's financial results for the half year period ended 30 June 2005 on Friday, 22 July 2005.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
15 July 2005

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	18-Jul-2005 08:35:54
Announcement No.	00002

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ANNOUNCEMENT BY RAFFLES HOLDINGS LIMITED

- **PROPOSED SALE OF HOTEL BUSINESS TO COLONY CAPITAL FOR AN ENTERPRISE VALUE OF S$1.72 BILLION AT A 64% PREMIUM TO NTA**
- **PROPOSED SPECIAL DIVIDEND OF 40 CENTS PER SHARE TO SHAREHOLDERS**

---

1. Introduction

1.1 Raffles Holdings Limited ("**RHL**"), a subsidiary of CapitaLand Limited (the "**Company**") which is listed on the mainboard of the Singapore Exchange Securities Trading Limited, announced today that it has entered into an agreement (the "**Agreement**") with Colony HR Acquisitions, LLC, an affiliate of Colony Capital, LLC ("**Colony Capital**"), for the sale of RHL's entire equity interest in its hotel ownership operations, hotel management operations, hotel minority investments and other ancillary businesses related to the hospitality sector for an enterprise value of approximately S$1.72 billion (the "**Proposed Transaction**").

1.2 In the event that the Proposed Transaction proceeds to Completion, RHL expects estimated net proceeds of S$1,430 million. Of these net proceeds, RHL intends to make a special dividend of 40 cents per RHL share (the "**Special Dividend**"), aggregating approximately S$816 million. The Special Dividend will comprise a gross dividend of 5 cents per share (equivalent to 4 cents per share net of tax) and a tax-exempt dividend of 35 cents per share.

1.3 The Proposed Transaction is subject to and conditional upon, *inter alia*, the approval of the shareholders of RHL being obtained in respect of the Proposed Transaction at an extraordinary general meeting of RHL to be convened in connection therewith and certain anti-trust filings being made.

1.4 Copies of RHL's announcement and press release are attached and can also be found at www.sgx.com.sg and www.rafflesholdings.com.

2. Irrevocable Undertaking

The Company (through its subsidiaries) currently has a deemed interest in 1,249,273,450 ordinary shares of S$0.32 each in the capital of RHL (the "**CapitaLand Stake**") representing approximately 59.7 per cent. of the issued share capital of RHL. The Company has executed an irrevocable undertaking pursuant to which it has undertaken, to the extent permitted by law and applicable rules and regulations of Singapore, to procure that the CapitaLand Stake be voted in favour of the resolution(s) to be proposed at the extraordinary general meeting of RHL to be convened in connection with the Proposed Transaction.

3. Financial Effects

For illustrative purposes only, the pro-forma financial effects of the Proposed Transaction on the share capital, earnings per share and net tangible assets ("NTA") per share of the Company based on the audited consolidated financial statements for the financial year ended 31 December 2004 are set out below:

(a) Share Capital: The Proposed Transaction will not have any impact on the issued and paid-up share capital of the Company;

(b) NTA: Assuming that the Proposed Transaction had been completed on 31 December 2004, the NTA per share of the Company as at 31 December 2004 would increase from $2.11 to $2.24; and

(c) Earnings: Assuming that the Proposed Transaction had been completed on 1 January 2004, the earnings per share of the Company for the financial year ended 31 December 2004 would increase from 12.4 cents to 27.7 cents.

By Order of the Board

Rose Kong
Company Secretary
Singapore
18 July 2005

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company No. 1995006093G

- **PROPOSED SALE OF HOTEL BUSINESS TO COLONY CAPITAL FOR AN ENTERPRISE VALUE OF S$1.72 BILLION AT A 64% PREMIUM TO NTA**
- **PROPOSED SPECIAL DIVIDEND OF S$0.40 PER SHARE TO SHAREHOLDERS**

1. THE PROPOSED TRANSACTION

1.1 **Overview of the Proposed Transaction.** The Board of Directors ("**Board**") of Raffles Holdings Limited (the "**Company**" or "**RHL**") wishes to announce that the Company has today entered into an agreement (the "**Agreement**") with Colony HR Acquisitions, LLC, an affiliate of Colony Capital, LLC ("**Colony Capital**"), for the sale of the Company's entire equity interest in its hotel ownership operations, hotel management operations, hotel minority investments and other ancillary businesses related to the hospitality sector (the "**Hotel Business**") for an enterprise value of S$1.72 billion (the "**Proposed Transaction**").

Under the terms of the Agreement, the Proposed Transaction will be effected through the sale and transfer of the Company's shareholdings (the "**Sale Shares**") in 12 directly and wholly-owned Singapore incorporated subsidiaries (the "**Relevant Group Companies**") and assignment of all the shareholder loans by RHL to the Hotel Business (the "**Vendor Loans**"). Further details relating to the Relevant Group Companies are provided in Appendix.

1.2 **Overview of the Hotel Business.** The Hotel Business comprises 41 hotels, of which 28 hotels are currently operational. 14 of the operational hotels are majority-owned or leased. The Hotel Business, through its hotel management companies, markets its hotels and resorts under two proprietary brands, being the Raffles and Swissôtel brands.

On a pro forma basis, the Hotel Business had a turnover of S$527.8 million, earnings before interest, tax, depreciation and amortisation ("**EBITDA**") of S$89.7 million and net profit before tax, minority interest and extraordinary items of S$32.0 million for the financial year ended 31 December 2004.

1.3 **Overview of the Purchaser.** Colony Capital, LLC is a private, international investment firm focusing primarily on real estate-related assets and operating companies. Since 1991, Colony Capital has invested more than US$15 billion in over 8,000 assets through various corporate, portfolio and complex property transactions. The firm owns the legendary Costa Smeralda resort in Sardinia, Italy and Hotel Guanahani in St. Barts. Colony's other investments in exclusive leisure lifestyle and resort properties have included the Amanresorts hotel chain, London's Savoy Group, the Orchid at Mauna Lani on Hawaii's Big Island, The Stanhope Hotel in New York

City, the "W" in Honolulu, Resorts International in Atlantic City, Atlantic City Hilton, Las Vegas Hilton and Accor Casinos in Europe.

Colony has a staff of more than 110 and is headquartered in Los Angeles, with offices in New York, Boston, Hawaii, Paris, London, Madrid, Rome, Beirut, Hong Kong, Tokyo, Taipei, Shanghai and Seoul. Colony is led by its founder and Chairman Thomas J. Barrack Jr., and in Asia by Grant L. Kelley.

1.4 **Aggregate Consideration.** Under the terms of the Agreement, the Purchaser has agreed to pay RHL an aggregate consideration of S$1,445.5 million ("**Aggregate Consideration**") at Completion in cash for the acquisition of the Hotel Business.

The Aggregate Consideration implies that the Hotel Business is valued at an Enterprise Value of approximately S$1,720 million ("**Enterprise Value**"), including the assumption of pro forma net debt of S$220.7 million and pro forma minority interests of S$53.4 million as at 31 December 2004 by the Purchaser.

Based on the pro forma net tangible assets ("**NTA**") of the Hotel Business as at 31 December 2004, the Aggregate Consideration implies a 64% premium to NTA. The Aggregate Consideration implies gross proceeds of S$0.69 per RHL share. Assuming the Proposed Transaction had been completed on 31 December 2004, the gain on sale of the Hotel Business (including realisation of reserves) would be approximately S$605 million, net of estimated transaction costs and other charges.

The Aggregate Consideration was arrived at following negotiations on a willing seller willing buyer basis taking into account, *inter alia*, the NTA of the Hotel Business.

The Aggregate Consideration shall be apportioned between the Sale Shares and Vendor Loans.

1.5 **Completion Adjustments.** The Aggregate Consideration is subject to certain adjustments ("**Completion Adjustments**") to be made at Completion based on net debt and net working capital of the Hotel Business.

1.6 **Deposit.** Colony Capital has paid a deposit of S$67.4 million ("**Deposit**") to RHL at the time of signing of the Agreement. Under the terms of the Agreement, the Company would be entitled to retain the Deposit in the event the Completion does not occur, except in certain limited situations such as approval of the shareholders of the Company ("**Shareholders**") not being obtained for the Proposed Transaction or non-fulfilment of certain obligations by RHL.

1.7 **Conditions Precedent.** The Proposed Transaction is subject to and conditional upon, *inter alia*, the approval of the Shareholders being obtained in respect of the Proposed Transaction at an extraordinary general meeting of the Company ("**EGM**") to be convened in connection therewith and certain anti-trust filings being made.

1.8 **Completion.** Completion of the Proposed Transaction ("**Completion**") will take place following the satisfaction of the conditions precedent in the Agreement, and is expected to take place by December 2005.

1.9 **Option for the Raffles Hotel Singapore ("RHS").** Currently, RHL indirectly owns RHS as well as the land on which RHS is situated on a 999-year lease. RHL also

indirectly owns the adjoining Raffles Hotel Arcade on a 99-year lease with 82 years remaining. Under the terms of the Proposed Transaction, RHL will be transferring its interest in the subsidiary which holds the leases. For the 999-year lease, RHL will have an option (the "**Option**") to acquire the leasehold interest for the remaining period after 82 years, at a price based on market valuations around the time of the exercise of the Option.

RHL will also, upon the exercise of the Option by RHL, have the exclusive licence to use certain of the trade marks relating to RHS. RHL has also retained certain assets, including antiques and memorabilia belonging to RHS, but has agreed to provide these assets on loan for the purposes of display and usage in RHS only.

2. RATIONALE FOR THE PROPOSED TRANSACTION

As mentioned in previous announcements, the Company actively explores options to further the objective of creating and unlocking value for Shareholders including active balance sheet management, asset divestments and redeployment of capital into accretive investments. Several of such initiatives have already been successfully executed and the Proposed Transaction is part of the Company's continuing efforts to create and unlock Shareholder value.

While the Hotel Business has made significant progress in delivering growth and strong performance since the second half of 2003, the Hotel Business is now at strategic crossroads. A number of strategic options have therefore been considered by the Board. One of these options would have been to continue to grow the Hotel Business further. However, such growth would have required the Hotel Business to gain global scale, which would entail significant investment which may have to be funded by further capital from Shareholders.

Another strategic option would be to divest the Hotel Business at an attractive premium to NTA thereby unlocking value for Shareholders. With the strong performance of the Hotel Business and the current favourable mergers and acquisitions environment in the global hospitality sector, RHL has a timely opportunity to pursue the divestment option and unlock significant Shareholder value.

The Board believes that the Proposed Transaction allows the Company to realise value in the Hotel Business which it has built over the years, benefiting Shareholders and other stakeholders alike.

3. USE OF THE PROCEEDS

In the event that the Proposed Transaction proceeds to Completion, the Company expects estimated net proceeds of S$1,430 million. Of these net proceeds, the Company intends to make a special dividend of S$0.40 per RHL share (the "**Special Dividend**"), aggregating S$816 million. This amount is the estimated maximum amount available to RHL for distribution out of its retained earnings and gain on the sale of the Hotel Business. The Special Dividend will comprise a gross dividend of S$0.05 per share (equivalent to S$0.04 per share net of tax) and a tax-exempt dividend of S$0.35 per share.

The remaining net proceeds will be used to repay borrowings and placed on fixed deposit pending review by the Board.

4. RHL AFTER THE COMPLETION OF THE PROPOSED TRANSACTION

After Completion of the Proposed Transaction, RHL will no longer hold any interest in the Hotel Business and its only significant asset will be its 45% direct equity interest in Tincel Properties (Private) Limited ("**Tincel Properties**"). Tincel Properties owns "Raffles City Complex", a 320,652 square metre multi-use development which comprises two hotels (Raffles the Plaza and Swissôtel The Stamford), a convention centre and a retail office complex. Raffles International Limited ("**RIL**") is currently the management agent for Tincel Properties to, *inter alia*, manage the office and retail segment of Raffles City Complex pursuant to an office and shopping complex management agreement. RHL's ownership and management of Tincel Properties will continue post-Completion of the Proposed Transaction.

The Company is in the process of evaluating its options with regard to its businesses and remaining proceeds from the Proposed Transaction. In anticipation of Completion, the Board will be appointing a special committee to review these options and the Company will make further announcements at the appropriate time.

5. FINANCIAL EFFECTS

5.1 **Assumptions.** Assuming that Completion takes place, the pro forma effects on the share capital, earnings per share and NTA of the Company and its subsidiaries (the **"RHL Group"**) are set out below. The pro forma financial effects have been prepared based on the audited consolidated financial results of the RHL Group and the pro forma financial statements for the Hotel Business for the financial year ended 31 December 2004 ("**FY2004**"), net of estimated expenses, and are purely for illustration purposes only and do not reflect the actual financial position of the RHL Group after Completion.

5.2 **Share capital.** The Proposed Transaction will not have any impact on the issued and paid-up share capital of the Company.

5.3 **NTA.** For illustrative purposes only and assuming that the Proposed Transaction had been completed on 31 December 2004, the pro forma financial effects on the consolidated NTA of the RHL Group for FY2004 are as follows:

	Before Proposed Transaction	**After Proposed Transaction**	**After Proposed Transaction and Special Dividend**
NTA (S$ million)	1,545.6	2,095.8	1,280.2
NTA per share (S$)(1)	0.74	1.01	0.61

Note:

(1) Based on 2,085,237,386 shares in issue as at 31 December 2004.

5.4 **Earnings.** For illustrative purposes only and assuming that the Proposed Transaction had been completed on 1 January 2004, the pro forma financial effects on the consolidated earnings of the RHL Group for FY2004 are as follows:

	Before Proposed Transaction	After Proposed Transaction[2]	After Proposed Transaction and Special Dividend
Profit after Tax and Minority Interest (S$ million)	60.0	644.8	644.8
Earnings per share (cents) [1]	2.88	31.00	31.00

Notes:

(1) Based on 2,083,434,714 shares, being the weighted average number of shares in issue for the year ended 31 December 2004.

(2) For the purpose of calculating the financial effects on the earnings per share, it has been assumed that S$815.6 million will be distributed to Shareholders.

(3) The remainder of the net proceeds of the Proposed Transaction is assumed to be applied towards reducing bank borrowings and placed in fixed deposit.

6. SHAREHOLDERS' APPROVAL

6.1 **Major Transaction.** The relative figures for the Proposed Transaction computed on the bases set out in Rule 1006 ("**Rule 1006**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Listing Manual are as follows:

Rule 1006	Bases	Proposed Transaction (S$ million)	RHL Group (S$ million)	Relative Figures (%)
(a)	Net asset value[1] of the assets disposed of pursuant to the Proposed Transaction compared with the RHL Group's net asset value as at 31 December 2004	960.1	1,624.3	59.1
(b)	Net profits[2] attributable to the assets disposed of pursuant to Proposed Transaction compared with the RHL Group's net profits for FY2004	32.0	73.9	43.3
(c)	Consideration received for the Proposed Transaction compared with the RHL Group's market capitalisation[3]	1,445.5	1,435.8	100.7

Notes:

(1) Net asset value has been calculated on the basis of total assets less total liabilities as at 31 December 2004.

(2) Net profits has been calculated on the basis of profits before income tax, minority interests and extraordinary items for FY2004.

(3) Market capitalisation has been calculated on the basis of 2,091,719,822 shares in issue as at 15 July 2005 multiplied by the weighted average price of the shares transacted on 15 July 2005.

As the relative figures under Rules 1006(a), (b) and (c) all exceed 20%, the Proposed Transaction constitutes a Major Transaction as defined in Chapter 10 of the SGX-ST Listing Manual. Accordingly, the Proposed Transaction is therefore subject to the approval of Shareholders, by way of an ordinary resolution requiring approval of more than 50% of the votes cast at the EGM.

6.2 **EGM.** A circular to Shareholders (the "**Circular**") setting out information on the Proposed Transaction, together with a notice of the EGM to be convened, will be despatched to Shareholders in due course. In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations to be set out in the Circular.

6.3 **Irrevocable Undertaking from CapitaLand.** CapitaLand Limited (through its subsidiaries) currently has a deemed interest in 1,249,273,450 shares (the "**CapitaLand Stake**"), representing approximately 59.7% of the issued share capital of the Company. CapitaLand has executed an irrevocable undertaking pursuant to which it has undertaken, to the extent permitted by law and applicable rules and regulations of Singapore, to procure that the CapitaLand Stake be voted in favour of the resolution(s) to be proposed at the EGM with regard to the Proposed Transaction.

7. FURTHER INFORMATION

7.1 **Directors' Service Contracts.** No person is proposed to be appointed as a director of the Company in connection with the Proposed Transaction. Accordingly no service contract is proposed to be entered into between the Company and any such person.

7.2 **Interests of Directors and Substantial Shareholders of the Company.** Save as disclosed in paragraph 6.3 above, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Proposed Transaction or any other transaction ancillary to the Proposed Transaction.

7.3 **Financial and Legal Advisers.** Credit Suisse First Boston (Singapore) Limited is the Company's financial adviser and Allen & Gledhill is the Company's legal adviser in relation to the Proposed Transaction.

7.4 **Documents for Inspection.** Copies of the Agreement are available for inspection during normal business hours at the registered office of the Company at 2 Stamford Road #06-01, Raffles City Convention Centre, Singapore 178882 for a period of three months commencing from the date of this announcement.

BY THE ORDER OF THE BOARD

Emily Chin
Company Secretary
Singapore
18 July 2005

APPENDIX 1

THE RELEVANT GROUP COMPANIES

Name of Relevant Group Company	Number of shares legally and beneficially held by the Company	Percentage of shares legally and beneficially held by the Company
Stamford Hotels Pte Ltd	1,000,000 ordinary shares of S$1 each	100%
Raffles International Limited	28,000,000 ordinary shares of S$1 each	100%
Raffles Centre (Private) Limited	3,850,002 ordinary shares of S$1 each and 12,000,000 preference shares of S$1 each	100% of ordinary shares and 100% of preference shares
Resorts International (1997) Pte Ltd	10,000 ordinary shares of S$1 each	100%
Raffles Corporation (Australasia) Pte Ltd	30,000 ordinary shares of S$1 each	100%
Raffles Corporation (Germany) Pte Ltd	50,000 ordinary shares of S$1 each	100%
RHL E-Ventures Pte Ltd	100,000 ordinary shares of S$1 each	100%
Raffles Corporation (USA) Pte Ltd	30,000 ordinary shares of S$1 each	100%
Raffles Corporation (Switzerland) Pte Ltd	2 ordinary shares of S$1 each	100%
Raffles Corporation (Japan) Pte. Ltd.	2 ordinary shares of S$1 each	100%
Raffles Corporation (Thailand) Pte. Ltd.	2 ordinary shares of S$1 each	100%
Raffles Corporation (Europe) Pte. Ltd.	1 ordinary share of S$1	100%

Raffles
HOLDINGS
A Member of CapitaLand

NEWS RELEASE

Raffles Holdings to divest Hotel Business for an enterprise value of S$1.72 billion, a 64% premium to NTA, unlocking significant shareholders' value

SINGAPORE 18 JULY 2005 – The Board of Raffles Holdings Limited ("RHL") today announced that RHL has entered into a definitive agreement to divest its Hotel Business ("Transaction") to Colony HR Acquisitions LLC, an affiliate of Colony Capital LLC for an enterprise value of S$1.72 billion, subject to adjustments upon completion.

The key terms of the Transaction are :-

- divestment at implied enterprise value of S$1.72 billion
- aggregate consideration of S$1.45 billion in cash
- gain on divestment of S$605 million
- 64% premium to the Hotel Business' NTA
- gross proceeds of 69 cents per RHL share
- unlock significant shareholders' value

- A special dividend of 40 cents per share to RHL's shareholders from proceeds is proposed (aggregating to approximately S$816 million).
- The Transaction is subject to shareholders' approval at an Extraordinary General Meeting to be convened. CapitaLand, the 59.7% shareholder of RHL, has given an irrevocable undertaking to vote in favour of the Transaction.
- After completion of the Transaction, RHL continues to hold its 45% direct equity interest in Tincel Properties which owns the Raffles City Complex. Tincel Properties generated a total operating profit of S$96.3 million in FY2004.

- **STRONGER PLATFORM FOR FURTHER GROWTH**

  "The Hotel Business has made significant progress in delivering growth and strong operating performance since the successful implementation of the strategic re-positioning plan in April 2003. With the Transaction, the Hotel Business will complement Colony Capital's larger global portfolio of hotels which will provide an even stronger platform for further growth and development.

  After the Transaction, Raffles Holdings will continue to have strong earnings from its interest in Tincel Properties and a strong balance sheet to fund future growth and development."

  Jennie Chua, President & CEO, Raffles Holdings Limited

- **ANOTHER SUCCESS IN UNLOCKING SIGNIFICANT SHAREHOLDERS' VALUE**

  "This transaction will create and unlock a very significant amount of value for RHL's shareholders as evidenced by the large estimated gain on divestment of S$605 million. Furthermore, the substantial aggregate consideration of more than S$1.4 billion – equivalent to 69 cents per share – provides RHL with the ability to not only return a large amount of capital to all its shareholders by the special dividend, but also to retain a substantial amount of capital and gearing capacity for re-investment into higher yielding assets for future business growth.

  The CapitaLand Group is committed to achieve the best returns for our shareholders. By focusing on continuous active balance sheet and capital management across all our businesses, the Group's prime objective is to enhance capital productivity and maximize shareholder returns.

  CapitaLand's consolidated financial results will benefit substantially from this transaction by virtue of its approximately 59.7 percent interest in RHL. The Group intends to re-invest the proceeds into higher growth businesses to increase ROE performance.

  The CapitaLand Group, into its fifth year of operations, is committed to maintain its growth momentum going forward for the benefit of our shareholders."

  Liew Mun Leong, Deputy Chairman, Raffles Holdings Limited and President & CEO of CapitaLand Group (major shareholder of Raffles Holdings)

- **TIMELY OPPORTUNITY TO MAXIMISE VALUE FOR ALL SHAREHOLDERS**

  "RHL has been actively pursuing options to further the objective of creating & unlocking value and has successfully executed several such initiatives. The Transaction which will unlock significant shareholders' value is yet another success in this continuing effort.

  While the Hotel Business has performed well, it is at strategic crossroads. To grow the Hotel Business to gain global scale will entail significant capital investments. The strong performance of the Hotel Business combined with the current active M&A market presented a timely opportunity for RHL to realize value in the business it has built over the years for the benefit of shareholders and all stakeholders."

  Cheng Wai Keung, Chairman, Raffles Holdings Limited

- **CUSTODIAN OF A GREAT HOTEL CHAIN**

  "We are honored to become the custodian of one of the finest hotel chains in the world and a true national treasure of the people of Singapore. The properties' success is clearly attributable to the dedication and professionalism of its management and staff. Colony recognizes the need to keep talented and experienced management and employees and we look forward to working with them. We deeply respect the historical significance of the Raffles Hotel, Singapore and we consider it our responsibility to protect that legacy. We are delighted Jennie Chua has agreed to remain as chairman of the Raffles Hotel Singapore to provide continuity and support our efforts."

  Thomas J. Barrack, Chairman & Chief Executive Officer, Colony Capital, LLC

- **COMMITTED TO CONTINUED LONG-TERM GROWTH**

  "Our strategy with the business fundamentally revolves around brand positioning and extension. Our priorities here are first and foremost to act as custodians for the Raffles brand. Next, we are committed to the continued growth of the Raffles and Swissôtel brands over the years ahead, and support their commitment to unparalleled world class standards of product and services."

  Grant L. Kelley, Chief Executive Officer, Colony Capital Asia Limited

# # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore. It has interest in 2 businesses; hospitality and a 45% direct equity interest in Tincel Properties (Private) Limited, which owns Raffles City Complex, a 320,652 square metre multi-use development which comprises 2 hotels, a convention centre and a retail office complex. Under the hospitality business, it has an approximate 12,000-room portfolio comprising 41 hotels and resorts in 35 destinations across Asia, Australia, Europe, Mediterranean, Middle East, North America and South America.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 90 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

About Colony Capital, LLC

Colony Capital, LLC is a private, international investment firm focusing primarily on real estate-related assets and operating companies. Since 1991, Colony Capital has invested more than $15 billion in over 8,000 assets through various corporate, portfolio and complex property transactions. The firm owns the legendary Costa Smeralda resort in Sardinia, Italy and Hotel Guanahani in St. Barts. Colony's other investments in exclusive leisure lifestyle and resort properties have included the Amanresorts hotel chain, London's Savoy Group, the Orchid at Mauna Lani on Hawaii's Big Island, The Stanhope Hotel in New York City, the "W" in Honolulu, Resorts International in Atlantic City, Atlantic City Hilton, Las Vegas Hilton and Accor Casinos in Europe.

Colony has a staff of more than 110 and is headquartered in Los Angeles, with offices in New York, Boston, Hawaii, Paris, London, Madrid, Rome, Beirut, Hong Kong, Tokyo, Taipei, Shanghai and Seoul. Colony is led by its founder and Chairman Thomas J. Barrack Jr., and in Asia by Grant L. Kelley.
For additional information visit www.colonyinc.com.

For Raffles, please contact:

Jeanette Pang
Director, Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882
Tel: (65) 6430-1357
Fax: (65) 6339-2912
E-mail: jeanette.pang@raffles.com

Or visit our website at www.rafflesholdings.com

For Colony Capital, LLC, please contact:

Owen Blicksilver
Tel: (1) 516 742 5950

Raffles HOLDINGS

A Member of CapitaLand

Proposed Sale of the Hotel Business

18 July 2005

Agenda

Raffles HOLDINGS
A Member of CapitaLand

- Transaction Rationale
- Transaction Highlights
- Use of Proceeds
- Pro Forma Financial Effects
- Other Transaction Details

Raffles HOLDINGS
A Member of CapitaLand

Transaction Rationale

Transaction Rationale

Raffles HOLDINGS
A Member of CapitaLand

- Part of continuing efforts to create and unlock shareholder value
- Hotel Business is at strategic crossroads
  - To grow further, the Hotel Business would need to gain global scale and entail significant investments / potential capital call
  - Alternatively, the Hotel Business could be divested at an attractive premium to NTA to unlock value for RHL shareholders
- Strong performance of the Hotel Business and M&A activity in the hospitality sector provided a timely opportunity to pursue the divestment option

Selection of Colony

Raffles HOLDINGS
A Member of CapitaLand

- Comprehensive exercise to evaluate all potential buyers to shortlist several parties for a limited bid process
- Colony is the most competitive bidder
- Colony is a large private international investment firm focusing on hospitality and real estate sector
  - Total investments of over US$15 billion and over 14 years of investment experience

Selection of Colony (cont'd)

Raffles HOLDINGS
A Member of CapitaLand

- Colony has indicated:
  - Commitment to the continued long term growth of Raffles and Swissotel brands going forward
  - Recognised that the Hotel Business' success due to the dedication and professionalism of its management and staff. Committed to keep such employees going forward
  - Respect the historic significance of the Raffles Hotel Singapore; considers its responsibility to protect legacy
- Jennie Chua has agreed to remain as Chairman of the Raffles Hotel Singapore

Raffles
HOLDINGS
A Member of CapitaLand

Transaction Highlights

Transaction Highlights

Raffles HOLDINGS
A Member of CapitaLand

- Sale of the entire Hotel Business for an Enterprise Value* of S$1.72 billion (the "Transaction")

- Aggregate Consideration of S$1,445.5 million in cash implies:
  - 64% premium to the NTA of the Hotel Business
  - Gross proceeds of S$0.69 per RHL share
  - Gain on sale of S$605 million from the Transaction

Note: * Enterprise Value comprises Aggregate Consideration plus net debt and minority interests of S$274 million
Financial data used is as per pro forma accounts of the Hotel Business and realisation of reserves as of 31 December 2004

Transaction Highlights (cont'd)

Raffles HOLDINGS
A Member of CapitaLand

- Transaction is subject to RHL shareholders' approval (simple majority)
- Irrevocable Undertaking provided by CapitaLand to vote in favour of the Transaction
- Proposed special dividend of 40 cents per share to RHL shareholders from proceeds
- Unlocking of significant shareholder value

Use of Proceeds

Special Dividend

Raffles HOLDINGS
A Member of CapitaLand

- Proposed special dividend of 40 cents per share to RHL shareholders from proceeds
  - Total payout of S$816 million net
  - Estimated maximum amount available from retained earnings and gain from the Transaction
  - Comprising
    - 5 cents of franked dividend (fully utilising s.44 balance)
    - 35 cents of exempt dividend

Note: Aggregate amount of S$816 mn is based on existing share capital

Plans Forward

Raffles HOLDINGS
A Member of CapitaLand

- RHL continue to have 45% of Tincel Properties
  - Book value of $705 mil (RHL's 45%)
  - Tincel's total 2004 Operating profit - $96.3 mil
- RHL to set-up a special committee to evaluate options for the following:
  - Business Plans
  - Use of remaining proceeds

Raffles
HOLDINGS
A Member of CapitaLand

Pro Forma Financial Effects

Pro Forma Impact on NTA and EPS

Raffles HOLDINGS
A Member of CapitaLand

	Before Transaction	After Transaction	After Transaction and Proposed Special Dividend
NTA (S$ mn)	1,545.6	2,095.8	1,280.2
NTA per share (S$)	**0.74**	**1.01**	**0.61**
Profit after tax and MI (S$ mn)	60.0	644.8	644.8
Earnings per share (S$ cents)	**2.88**	**31.00**	**31.00**

Notes:
(1) NTA impact assuming that the Transaction had been completed on 31 December 2004
(2) EPS impact assuming that the Transaction had been completed on 1 January 2004
(3) Special dividend of 40 cents per share is based on existing share capital

Raffles
HOLDINGS
A Member of CapitaLand

Other Transaction Details

Other Transaction Details

- Raffles Hotel Singapore (RHS) included in the Transaction effectively on a 83-year lease
  - 83-year lease effected through a call option retained by RHL
  - RHS to continue to be subject to Singapore's Preservation of Monuments Order
- Deposit of S$67.4 million paid by Colony Capital
- Transaction expected to be completed after EGM and certain anti-trust related approvals

Advisors

Raffles HOLDINGS
A Member of CapitaLand

- Financial Advisor

CREDIT SUISSE | FIRST BOSTON

- Legal Advisor

Allen & Gledhill
ADVOCATES & SOLICITORS

Raffles
HOLDINGS
A Member of CapitaLand

Thank You

Raffles
HOLDINGS
A Member of CapitaLand

Q&A

CapitaCommercial Trust

2005 SECOND QUARTER FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

SUMMARY OF CCT RESULTS (ACTUAL VS FORECAST)

	1 Jan 05 – 30 Jun 05	29 April 2005 to 30 June 2005			
	Actual S$'000	**Actual** S$'000	**Forecast**[1] S$'000	Favourable / (Unfavourable) S$'000	%
Gross Revenue	56,238	20,206	19,482	724	3.7
Net Property Income	41,252	14,818	14,241	577	4.1
Net Income	29,217	10,316	10,051	265	2.6
Taxable Income Available for Distribution to Unitholders	29,260	10,267	9,965	302	3.0
Distributable Income to Unitholders[2]	**27,797**	**9,754**	**9,467**	**287**	**3.0**
Distribution Per Unit (cents)					
For period	**3.24¢**	**1.09¢**	**1.06¢**	**0.03¢**	**2.8**
Annualised	**6.53¢**	**6.32¢**	**6.14¢**	**0.18¢**	**2.9**

Footnotes

(1) The forecast is based on management's forecast for the period 29 April 2005 to 30 June 2005. This, together with the forecast for the period 1 July 2005 to 31 December 2005, is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

(2) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders.

Refer to Section 9 for the details.

DISTRIBUTION & BOOKS CLOSURE DATE

Stock Counter	Distribution Period	Distribution Type	Distribution Rate
CapitaComm	1 January 2005 – 30 June 2005	Income	3.24 cents
CapitaComm A	29 April 2005 – 30 June 2005	Income	1.09 cents

Books Closure Date	1 August 2005
Payment Date	29 August 2005

The CapitaComm A stock counter will be merged with the main stock counter, CapitaComm, once units under both stock counters commenced trading on an "ex" basis at 9.00 a.m. on Thursday, 28 July 2005.

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT), as amended by a First Supplemental Deed dated 15 July 2005.

CCT acquired Capital Tower, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park on 23 February 2004 through acquiring all the shares in the respective companies which owned each of the properties. CCT agreed with the vendors of these property holding companies that the income of the property holding companies up to and including 29 February 2004 will accrue to the respective vendors. These six property holding companies subsequently commenced liquidation and the respective properties were transferred to CCT as distribution in specie on 1 March 2004. Separately, on 1 March 2004, CCT acquired 6 Battery Road.

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT acquired and added HSBC Building to its portfolio on 29 April 2005. As at 30 June 2005, CCT's portfolio comprise of 8 properties, namely Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

The comparative prior period financial results for 1H 2004 is only for income derived for the period of 1 March 2004 to 30 June 2004 as CCT's acquisition of the initial seven properties were completed on 1 March 2004.

1(a)(ii) Statement of Total Return & Distribution Statement (1H 2005 vs 1H 2004)

(For a review of the performance, please refer to paragraph 8 on page 18)

	1H 2005[1] S$'000	1H 2004[2] S$'000	Change %
Statement of Total Return			
Gross rental income	48,712	31,203	56.1
Car park income	4,856	2,948	64.7
Other income	2,670	1,454	83.6
Gross revenue	**56,238**	**35,605**	**57.9**
Property management fees	(1,237)	(785)	57.6
Property tax	(3,908)	(2,782)	40.5
Other property operating expenses[3]	(9,841)	(6,616)	48.7
Property operating expenses	**(14,986)**	**(10,183)**	**47.2**
Net property income	**41,252**	**25,422**	**62.3**
Interest income	275	10	2,650.0
Manager's management fees	(2,678)	(1,786)	49.9
Trust expenses	(2,002)	(808)	147.8
Borrowing costs	(7,630)	(4,318)	76.7
Net income	**29,217**	**18,520**	**57.8**
Net realized loss on liquidation of subsidiaries[4]	-	(2,687)	(100.0)
Total return for the period before income tax	**29,217**	**15,833**	**84.5**
Income tax[5]	(292)	(2,409)	(87.9)
Total return for the period after income tax	**28,925**	**13,424**	**115.5**
Distribution Statement			
Net income	**29,217**	**18,520**	**57.8**
Net tax adjustments[6]	43	139	(69.1)
Taxable income available for distribution to unitholders	**29,260**	**18,659**	**56.8**
Distributable income to unitholders	**27,797**	**15,886[7]**	**75.0**

Footnotes

(1) CCT acquired HSBC Building on 29 April 2005.

(2) CCT was established on 6 February 2004 but the acquisition of the initial seven properties was completed on 1 March 2004. Hence, the income recorded for 1H 2004 relates only to the income for the period of 1 March 2004 to 30 June 2004.

(3) Included as part of the other property operating expenses are the following:

	1H 2005 S$'000	1H 2004 S$'000	Change %
Depreciation and amortisation	118	49	140.8
Allowance for doubtful debts and bad debts written off	(8)	-	Nm

(4) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(5) The income tax provision for 1 March 2004 to 14 May 2004 (Private trust period) is based on 100% of taxable income as tax transparency applies with effect from 15 May 2004 where income tax is provided for the 5% taxable income withheld and not distributed to unitholders.

(6) Included in the net tax adjustments are the following:

	1H 2005 S$'000	1H 2004 S$'000	Change %
Non-tax deductible/(chargeable) items :			
Trustee's fees	125	90	38.9
Temporary differences and other adjustments	(82)	49	(267.3)
Net tax adjustments	43	139	(69.1)

(7) The distributable income to unitholders for the period after the *distribution in specie* ie. 15 May 2004 is based on 95% of the taxable income available for distribution to unitholders.

Nm – not meaningful

1(b)(i) Balance Sheet as at 30 June 2005 vs 31 December 2004

	30 Jun 2005 S$'000	31 Dec 2004 S$'000	Change %
Non-current assets			
Plant and equipment	365	430	(15.1)
Investment properties	2,067,238[1]	1,918,200	7.8
Total non-current assets	**2,067,603**	**1,918,630**	**7.8**
Current assets			
Trade and other receivables	8,242[2]	989	733.4
Cash and cash equivalents	55,537[3]	60,254[4]	(7.8)
Total current assets	**63,779**	**61,243**	**4.1**
Total assets	**2,131,382**	**1,979,873**	**7.7**
Current liabilities			
Trade and other payables	17,225	16,523	4.2
Unsecured short term loan	76,000[5]	-	Nm
Provision for taxation	666	374	78.1
Total current liabilities	**93,891**	**16,897**	**455.7**
Non-current liabilities			
Interest-bearing borrowings	580,042	580,042	0.0
Other non-current liabilities	11,544[6]	9,287	24.3
Total non-current liabilities	**591,586**	**589,329**	**0.4**
Total liabilities	**685,477**	**606,226**	**13.1**
Net assets	**1,445,905**	**1,373,647**	**5.3**
Represented by :			
Unitholders' funds	**1,445,905**	**1,373,647**	**5.3**

Footnotes

(1) The increase is mainly due to the acquisition of HSBC Building on 29 April 2005.

(2) The increase is mainly due to the goods and services tax paid for the purchase of HSBC Building which is expected to be refunded.

(3) This includes the distributable income of S$27.8 million for the 1H 2005 which will be distributed in August 2005.

(4) *This includes the distributable income of S$33.5 million for the period of 15 May 2004 to 31* December 2004 which was paid on 28 February 2005.

(5) The 1-year bridging loan facility was drawn to part finance the acquisition of HSBC Building.

(6) The increase is primarily due to additional security deposits received.

1(b)(ii) Aggregate amount of borrowings and debt securities

	30 Jun 2005 S$'000	31 Dec 2004 S$'000
Secured borrowings		
Amount repayable after one year	580,042	580,042
Unsecured borrowings		
Amount repayable in one year or less, or on demand	76,000	-
	656,042	580,042

Details of any collaterals
As security for the secured borrowings for the initial seven properties[1] ("Initial Investment Properties"), CCT has granted in favour of the lender the following:
(i) a mortgage over the Initial Investment Properties;
(ii) an assignment of the insurance policies relating to the Initial Investment Properties;
(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;
(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;
(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and
(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnotes

(1) Initial seven properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

1(c)(i) Cash flow statement (2Q 2005 vs 2Q 2004)

	2Q 2005[1] S$'000	2Q 2004 S$'000
Operating activities		
Net income	15,186	13,348
Adjustment for		
Interest income	(149)	(10)
Depreciation of plant and equipment	38	38
Amortisation of tenancy works	30	-
Amortisation of rent incentives	121	-
Allowance for doubtful debts	(2)	-
Borrowing costs	3,998	3,544
Operating income before working capital changes	**19,222**	**16,920**
Changes in working capital :		
Trade and other receivables	(6,870)	10,624
Trade and other payables	(1,150)	5,687
Security deposits	571	71
Cash generated from operations	**11,773**	**33,302**
Tax paid	-	**(2,318)**
Cash generated from operating activities	**11,773**	**30,984**
Investing activities		
Interest received	149	5
Purchase of investment property, acquisition charges and subsequent expenditure	(148,972)	(525)
Purchase of plant and equipment	(5)	(3)
Cash flows from investing activities	**(148,828)**	**(523)**
Financing activities		
Proceeds from issue of new units	78,872	-
Interest bearing borrowings	76,000	-
Issue expenses	(2,058)	(8,574)
Distribution to unitholders	-	(9,272)
Interest paid	(3,723)	(3,584)
Cash flows from financing activities	**149,091**	**(21,430)**
Increase in cash and cash equivalents	**12,036**	**9,031**
Cash and cash equivalents at beginning of period	**43,501**	**23,538**
Cash and cash equivalents at end of period	**55,537**	**32,569**

Footnotes
(1) CCT acquired HSBC Building on 29 April 2005.

1(c)(ii) Cash flow statement (1H 2005 vs 1H 2004)

	1H 2005[1] S$'000	1H 2004 S$'000
Operating activities		
Net income	29,217	18,520[2]
Adjustment for		
Interest income	(275)	(10)
Depreciation of plant and equipment	79	49
Amortisation of tenancy works	39	-
Amortisation of rent incentives	199	-
Allowance for doubtful debts	(8)	-
Borrowing costs	7,630	4,318
Operating income before working capital changes	**36,881**	**22,877**
Changes in working capital :		
Trade and other receivables	(7,503)	(2,245)
Trade and other payables	1,124	8,035
Security deposits	1,560	(77)
Cash generated from operations	**32,062**	**28,590**
Tax paid	-	(2,318)
Cash generated from operating activities	**32,062**	**26,272**
Investing activities		
Interest received	295	5
Purchase of investment property, acquisition charges and subsequent expenditure	(149,038)	(595,138)
Purchase of plant and equipment	(14)	(3)
Net cash inflow from acquisition of subsidiaries	-	6,761
Cash flows from investing activities	**(148,757)**	**(588,375)**
Financing activities		
Proceeds from issue of new units	78,872	36,204
Interest bearing borrowings	76,000	580,042
Issue expenses	(2,058)	(8,589)
Distribution to unitholders	(33,481)[3]	(9,272)
Interest paid	(7,355)	(3,713)
Cash flows from financing activities	**111,978**	**594,672**
(Decrease)/Increase in cash and cash equivalents	**(4,717)**	**32,569**
Cash and cash equivalents at beginning of period	**60,254**	**-**
Cash and cash equivalents at end of period	**55,537**	**32,569**

Footnotes

(1) CCT acquired HSBC Building on 29 April 2005.

(2) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 30 June 2004 as there was no income from 6 February 2004 to 29 February 2004.

(3) This relates to the distributable income of S$33.5 million for the period of 15 May 2004 to 31 December 2004 which was paid on 28 February 2005.

1(d)(i) Statement of changes in unitholders' funds (2Q 2005 vs 2Q 2004)

	2Q 2005 S$'000	2Q 2004 S$'000
Balance as at beginning of period	**1,354,056**	**1,476,550**
Operations		
Total return for the period after income tax	15,035	11,980
Net increase in net assets resulting from operations	**15,035**	**11,980**
Unitholders' transactions		
Creation of new units	78,872[1]	-
Issue expenses	(2,058)[2]	(11,967)
Distribution to unitholders	-	(9,272)
Net increase / (decrease) in net assets resulting from unitholders' transactions	**76,814**	**(21,239)**
Total increase / (decrease) in net assets	**91,849**	**(9,259)**
Balance as at end of period	**1,445,905**	**1,467,291**

Footnotes

(1) 57.2 million new units were issued on 29 April 2005 to part finance the acquisition of HSBC Building.

(2) This comprises mainly the underwriting and selling commissions and other issue expenses relating to the equity fund raising exercise for the acquisition of HSBC Building.

1(d)(ii) Statement of changes in unitholders' funds (1H 2005 vs 1H 2004)

	1H 2005 S$'000	1H 2004 S$'000
Balance as at beginning of period	**1,373,647**	**-**
Operations		
Total return for the period after income tax	28,925	13,424[1]
Net increase in net assets resulting from operations	**28,925**	**13,424**
Unitholders' transactions		
Creation of new units	78,872[2]	1,475,145
Issue expenses	(2,058)[3]	(12,006)
Distribution to unitholders	(33,481)	(9,272)
Net increase in net assets resulting from unitholders' transactions	**43,333**	**1,453,867**
Total increase in net assets	**72,258**	**1,467,291**
Balance as at end of period	**1,445,905**	**1,467,291**

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 30 June 2004 as there was no income from 6 February 2004 to 29 February 2004.

(2) 57.2 million new units were issued on 29 April 2005 to part finance the acquisition of HSBC Building.

(3) This comprises mainly the underwriting and selling commissions and other issue expenses relating to the equity fund raising exercise for the acquisition of HSBC Building.

1(e)(i) Details of any change in the units (2Q 2005 vs 2Q 2004)

	2Q 2005 Units	2Q 2004 Units
Balance as at beginning of period	**839,116,700**	**839,116,700**
Issue of new units :		
- part settlement for the purchase of HSBC Building	57,154,000	-
Balance as at end of period	**896,270,700**	**839,116,700**

1(e)(ii) Details of any change in the units (1H 2005 vs 1H 2004)

	1H 2005 Units	1H 2004 Units
Balance as at beginning of period	**839,116,700**	**-**
Issue of new units :		
- settlement for the purchase of shares of property companies	-	764,369,254
- part settlement for the purchase of 6 Battery Road	-	54,153,274
- for cash for the payment of issue and establishment expenses, stamp duty and other acquisition related expenses	-	20,594,172
- part settlement for the purchase of HSBC Building	57,154,000	-
Balance as at end of period	**896,270,700**	**839,116,700**

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2004.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at the end of each period is used for the computation.

	2Q 2005	2Q 2004
Number of units on issue at end of period	896,270,700	839,116,700
Weighted average number of units as at end of period	878,684,854	839,116,700
Earnings per unit (EPU)		
Based on the weighted average number of units as at end of period	1.71¢	1.43¢
Based on fully diluted basis	1.71¢	1.43¢
Distribution per unit (DPU)		
Based on the number of units as at end of period	1.65¢	1.30¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

	1 Jan to 28 Apr 2005	29 Apr to 30 Jun 2005	1H 2005
Number of units on issue at end of period	839,116,700	896,270,700	896,270,700
Weighted average number of units as at end of period	839,116,700	896,270,700	859,010,081
Earnings per unit (EPU)			
Based on the weighted average number of units as at end of period	2.23¢	1.14¢	3.37¢
Based on fully diluted basis	2.23¢	1.14¢	3.37¢
Distribution per unit (DPU)			
Based on the number of units as at end of period	2.15¢	1.09¢	3.24¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

	Private Trust (6 Feb to 14 May 2004)	Public Trust (15 May to 30 Jun 2004)	1H 2004[1]
Number of units on issue at end of period	839,116,700	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700	839,116,700
Earnings per unit (EPU)			
Based on the weighted average number of units as at end of period	0.78¢	0.81¢	1.59¢
Based on fully diluted basis	0.78¢	0.81¢	1.59¢
Distribution per unit (DPU)			
Based on the number of units as at end of period	1.10¢	0.79¢	1.89¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 30 June 2004 as there was no income from 6 February 2004 to 29 February 2004.

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	30 Jun 2005	31 Dec 2004
NAV per unit	$1.61	$1.64
Adjusted NAV per unit (excluding the distributable income to unitholders)	$1.58	$1.60

8 **Review of the performance**

	2Q 2005 S$'000	2Q 2004 S$'000	1H 2005 S$'000	1H 2004[1] S$'000
Statement of Total Return				
Gross revenue	28,797	26,728	56,238	35,605
Property operating expenses	(7,410)	(7,869)	(14,986)	(10,183)
Net property income	21,387	18,859	41,252	25,422
Other Income	149	10	275	10
Manager's management fees	(1,390)	(1,310)	(2,678)	(1,786)
Trust expense	(962)	(667)	(2,002)	(808)
Borrowing costs	(3,998)	(3,544)	(7,630)	(4,318)
Net income	15,186	13,348	29,217	18,520
Net realized loss on liquidation of subsidiaries[2]	-	-	-	(2,687)
Total return for the period before income tax	**15,186**	**13,348**	**29,217**	**15,833**
Income tax	(151)	(1,368)	(292)	(2,409)
Total return for the period after income tax	**15,035**	**11,980**	**28,925**	**13,424**

Distribution Statement

	2Q 2005 S$'000	2Q 2004 S$'000	1H 2005 S$'000	1H 2004 S$'000
Net income	15,186	13,348	29,217	18,520
Net tax adjustments	35	106	43	139
Taxable income available for distribution to unitholders	15,221	13,454	29,260	18,659
Distributable income to unitholders	**14,460**	**10,942**	**27,797**	**15,886**
Earnings per unit (cents)	1.71¢	1.69¢	3.37¢	1.59¢
Distribution per unit (cents)	1.65¢	1.60¢	3.24¢	1.89¢

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 30 June 2004 as there was no income from 6 February 2004 to 29 February 2004.

(2) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

Review of performance 2Q 2005 vs 2Q 2004

Gross revenue for 2Q 2005 is higher than 2Q 2004 by S$2.1 million or 7.7%. This is mainly due to additional revenue of S$1.4 million derived from the acquisition of HSBC Building for the period from 29 April 2005 to 30 June 2005. Also, higher car park income and tenant recoveries were achieved for most of the buildings.

The property operating expenses are lower in 2Q 2005 by $0.5 million or 5.8% due to lower property tax from vacancy refunds and lower maintenance expense.

Trust expenses are higher in 2Q 2005 by $0.3 million or 44.2% due to higher professional fees, unitholders' expenses and central registry expenses incurred as a public listed REIT. For 2Q 2004, CCT was only a privately held trust till 14 May 2004 and there was no requirement for such expenses.

Borrowing costs are higher in 2Q 2005 by $0.5 million or 12.8% due to additional borrowings of S$76.0 million incurred to part finance the acquisition of HSBC Building on 29 April 2005.

Review of performance 1H 2005 vs 1H 2004

The comparison of 1H 2005 vs 1H 2004's performance is not meaningful as CCT has no income from 6 February 2004 to 29 February 2004 and the income recorded relates only to 1 March 2004 to 30 June 2004.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

9(i) **Statement of Total Return (Actual vs Forecast 29 April to 30 June 2005)**

	Actual 29 Apr to 30 Jun 2005 S$'000	Forecast[1] 29 Apr to 30 Jun 2005 S$'000	Change %
Gross rental income	17,456	17,301	0.9
Car park income	1,697	1,436	18.1
Other income	1,053	745	41.3
Gross revenue	**20,206**	**19,482**	**3.7**
Property management fees	(420)	(401)	4.7
Property tax	(1,389)	(1,398)	(0.6)
Other property operating expenses	(3,579)	(3,442)	4.0
Property operating expenses	**(5,388)**	**(5,241)**	**2.8**
Net property income	**14,818**	**14,241**	**4.1**
Interest income	105	86	22.1
Manager's management fees	(960)	(933)	2.9
Trust expenses	(779)	(488)	59.6
Borrowing costs	(2,868)	(2,855)	0.5
Net income	**10,316**	**10,051**	**2.6**
Net tax adjustments	(49)	(86)	(43.0)
Taxable income available for distribution to unitholders	**10,267**	**9,965**	**3.0**
Distributable Income to unitholders based on payout of 95% of taxable income	**9,754**	**9,467**	**3.0**
Distribution per unit (in cents)			
For the period	1.09¢	1.06¢	2.8
Annualised	6.32¢	6.14¢	2.9

Footnotes

(1) The forecast is based on management's forecast for the period 29 April 2005 to 30 June 2005. This, together with the forecast for the period 1 July 2005 to 31 December 2005, is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

9(ii) Breakdown of total gross revenue (by property)

	Actual 29 Apr to 30 Jun 2005 S$'000	Forecast[1] 29 Apr to 30 Jun 2005 S$'000	Change %
Capital Tower	7,222	6,980	3.5
6 Battery Road	5,345	5,199	2.8
Starhub Centre	1,944	1,816	7.0
Robinson Point	1,005	993	1.2
Bugis Village	1,307	1,291	1.2
Golden Shoe Car Park	1,346	1,203	11.9
Market Street Car Park	647	610	6.1
HSBC Building	1,390	1,390	0.0
Total gross revenue	**20,206**	**19,482**	**3.7**

Footnotes

(1) The forecast is based on management's forecast for the period 29 April 2005 to 30 June 2005. This, together with the forecast for the period 1 July 2005 to 31 December 2005, is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

9(iii) Breakdown of net property income (by property)

	Actual 29 Apr to 30 Jun 2005 S$'000	Forecast[1] 29 Apr to 30 Jun 2005 S$'000	Change %
Capital Tower	5,176	4,947	4.6
6 Battery Road	4,002	3,766	6.3
Starhub Centre	1,165	1,155	0.9
Robinson Point	644	633	1.7
Bugis Village	1,034	1,032	0.2
Golden Shoe Car Park	919	889	3.4
Market Street Car Park	497	438	13.5
HSBC Building	1,381	1,381	0.0
Total net property income	**14,818**	**14,241**	**4.1**

Footnotes

(1) The forecast is based on management's forecast for the period 29 April 2005 to 30 June 2005. This, together with the forecast for the period 1 July 2005 to 31 December 2005, is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

Review of the performance

Gross revenue increased by S$0.7 million or 3.7% over the forecast. This is mainly due to increased contribution from car park revenue and tenant recoveries as well as increase from higher rental rates achieved against forecast.

Actual property operating expenses are higher than forecast by S$0.1 million or 2.8% due to higher marketing expense and maintenance works.

The trust expenses are higher by S$0.3 million due to provision of higher unitholders' expenses and professional fees.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy picked up in the second quarter of 2005, dispelling fears of a possible recession after a lacklustre first quarter. Advanced estimates by MTI indicate that GDP grew by a much stronger-than-expected 3.9% in the second quarter of 2005, compared to the same period last year. On a quarter-on-quarter seasonally adjusted annualised basis, the real GDP expanded by 12.3%, the strongest in almost two years.

With renewed economic optimism, the office leasing market in the first half of 2005 remained strong, extending gains from 2004. While recovery of the office property market in 2004 was mainly limited to the prime office sub-market, market recovery in the first half of 2005 became more broad-based, generated by a wider spectrum of office tenants such as professional services, asset management, hedge funds and selective enterprises in the manufacturing sector. More MNCs and banking and financial institutions have also expanded or set up new services in Singapore, fuelled by a more sustained economic growth

According to CB Richard Ellis, prime office rents continued their upward movement in the second quarter of 2005, averaging at S$4.70 per square foot per month, an increase of 6.8% from the fourth quarter of 2004. This may be due in part to more competitive bidding by tenants for the tightening supply of quality office space. Based on URA data, islandwide office occupancy reached 85% in first quarter 2005 from 82.2% a year ago.

The award of the Business and Financial Centre (BFC) site at $381 psf over gross floor area is 31% higher than the $290 psf paid for the nearby One Raffles Quay site in 2001. This indicates aggressive capital and rental growth assumptions by the top bidder. The improved market sentiment bodes well for the prime office property market, which has experienced rental growth of about 17.5% since first quarter 2004.

Outlook for 2005

The manager of CapitaCommercial Trust is confident to achieve more than the annualised forecast distribution per unit of 6.22 cents per unit for the period 29 April 2005 to 31 December 2005 (as stated in the Offer Information Statement dated 21 April 2005).

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	Distribution for 1 January 2005 to 30 June 2005
Distribution type	Income
Distribution rate	CapitaComm: 3.24 cents per unit (representing period from 1 January 2005 to 30 June 2005) CapitaComm A: 1.09 cents per unit (representing period from 29 April 2005 to 30 June 2005)
Par value of units	Not meaningful
Tax rate	Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Books closure date	1 August 2005
Date payable	29 August 2005

The CapitaComm A stock counter will be merged with the main stock counter, CapitaComm, once units under both stock counters commenced trading on an "ex" basis at 9.00 a.m. on Thursday, 28 July 2005.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?
No.

12 If no distribution has been declared/recommended, a statement to that effect

NA

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
21 July 2005

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
21 July 2005

CCT continues with strong performance in 1H 2005

Prime office sector sees clear recovery

Distributions to unitholders to increase to 100% from July 2005

Singapore, 21 July 2005 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce a distributable income of S$27.8 million to unitholders for the period 1 January 2005 to 30 June 2005.

CCT will pay a DPU of 3.24 cents for units trading on the main stock counter, *CapitaComm*, for the first half year 2005. This is equivalent to an annualised DPU of 6.53 cents for unitholders. Given this DPU, the distribution yield is 4.3% based on the closing price of S$1.51 per unit on 19 July 2005.

Pursuant to the equity fund raising completed on 29 April 2005, approximately 57.2 million new units were issued. These new units, which are traded on a temporary stock counter, *CapitaComm A*, will receive a DPU of 1.09 cents per unit for the period 29 April 2005 to 30 June 2005. On an annualised basis, the DPU is 6.32 cents, 3% higher than the forecast [1] of 6.14 cents.

Summary of CCT Results

	1 Jan 2005 – 30 Jun 2005	**29 April 2005 – 30 June 2005**		
	Actual	**Actual**	**Forecast [1]**	**Variance %**
Gross Revenue (S$'000)	56,238	20,206	19,482	3.7
Net Property Income (S$'000)	41,252	14,818	14,241	4.1
Distributable Income (S$'000) [2]	27,797	9,754	9,467	3.0
Distribution Per Unit (cents)				
For the period	3.24¢	1.09¢	1.06¢	2.9
Annualised	6.53¢	6.32¢	6.14¢	2.9
Distribution Yield Based on S$1.51 per unit (closing as at 19 July 2005)	4.3%	4.2%	4.1%	2.9

[1] The forecast is based on the management's forecast in the CCT Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.
[2] Based on 95% of taxable income available for distribution to unitholders.

Summary of Distributions Payable

Stock Counter	Distribution Period	DPU (cents)
CapitaComm	1 January 2005 – 30 June 2005	3.24
CapitaComm A	29 April 2005 – 30 June 2005	1.09

The books closure date is 1 August 2005 and unitholders can expect to receive their respective distribution on 29 August 2005. The *CapitaComm A* stock counter will be merged with the main stock counter, *CapitaComm*, when units under both stock counters commence trading on an "ex" basis at 9.00am on 28 July 2005.

Mr Sum Soon Lim, Chairman of CCTML, said, "CCT has exceeded DPU forecast once again notwithstanding that the forecast was made fairly recently in April 2005 for the purchase of HSBC Building. As compared to the annualised DPU forecast of 5.68 cents during the listing of CCT in May 2004, we have achieved a 15% improvement. Competitive bidding by tenants for a tightening supply of prime office space allowed us to achieve more than 9% improvement in rental rates on new and renewal leases over our forecast. With CCT's proactive management team and a stronger than expected performance underpinned by the positive Singapore office market, we are confident of achieving better DPU than the annualised forecast of 6.22 cents per unit for 29 April 2005 to 31 December 2005".

Distribution Policy to Increase to 100%

In CCT's Introductory Document dated 16 March 2004, CCT had indicated that it would only be distributing 95% of its taxable income till 31 December 2005 to give additional financial flexibility for CCT for its working capital and to fund unexpected capital expenditure. The 5% is subject to a 20% government tax. However, with the improved office market and government tax incentives (where distributions to individuals are tax exempt and foreign institutional investors pay only 10%), the Manager will be distributing 100% of its taxable income to unitholders from the next distribution period starting 1 July 2005.

Mr Martin Tan, CEO of CCTML, said, "Singapore prime office rents have continued their upward trend for the past one year. The recent award of the Business and Financial Centre site at S$381 per sq ft over gross floor area has further boosted market sentiments and rental growth. With our strong positive operating cash flow, we are pleased to announce an increase in the distributions to unitholders from 95% to 100%. In addition, following our recent success with HSBC Building, we are evaluating several acquisition opportunities to grow CCT's portfolio".

Positive Office Rental Market Trend

Based on MTI's advanced estimates, in the second quarter of 2005, Singapore's gross domestic product (GDP) grew by a stronger-than-expected 3.9%, compared to the same period last year. On a quarter-on-quarter seasonally adjusted annualised basis, the real GDP expanded by 12.3%, the strongest in almost two years. With renewed economic optimism, the office leasing market in the first half of 2005 remained strong, extending gains from 2004.

Based on URA data, islandwide office occupancy reached 85% in the first quarter 2005, up from 82.2% a year ago. According to CB Richard Ellis, prime office rents averaged S$4.70 per sq ft per month in the second quarter of 2005. This represented an increase of 6.8% from-the fourth quarter of 2004.

About CapitaCommercial Trust

CCT is Singapore's first commercial property REIT. Its aim is to own and invest in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2.1 billion portfolio of eight prime properties in Singapore's Central Business District. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CCT's website at for more details.

Issued by CapitaCommercial Trust Management Limited

For media enquiries, please contact:
Julie Ong, DID: 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Adrian Chui, DID: 6826 5646; Email: adrian.chui@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of units in CCT and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their units while the units are listed. It is intended that unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the units on the SGX-ST does not guarantee a liquid market for the units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaCommercial Trust ("**CCT**") will be closed at **5.00 p.m.** on **Monday, 1 August 2005** (the "**Books Closure Date**") for the purpose of determining unitholders' entitlements to CCT's distribution. Details of the distribution are as follows:

1) Unitholders with units traded under the main CCT stock counter, **CapitaComm**, will receive a total of 3.24 cents per unit in CCT for the period from 1 January 2005 to 30 June 2005.

2) Unitholders with units traded under the temporary stock counter, **CapitaComm A**, will receive 1.09 cents per unit for the period from 29 April 2005 (when such units were first issued) to 30 June 2005. This temporary stock counter was established as a result of the issue of 57,154,000 new units pursuant to an equity fund raising in April 2005.

3) The **CapitaComm A** stock counter will be merged with the main stock counter, **CapitaComm**, once units under both stock counters commenced trading on an "ex" basis at **9.00 a.m.** on **Thursday, 28 July 2005.**

Holder of CCT units ("**Unitholders**") whose securities accounts with The Central Depository (Pte) Limited are credited with units under either stock counter as at the Books Closure Date will be entitled to the respective distribution (each known as the "Distribution") to be paid on **Monday, 29 August 2005.**

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Distribution, but will have to pay income tax later at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CCT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete Form A, CCT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their units using moneys from their Central Provident Fund ("**CPF**") accounts or Supplementary Retirement Scheme ("**SRS**") accounts will receive a gross Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (Non-Individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. CCT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their units for the benefit of individuals and Qualifying Unitholders will receive a gross Distribution. Nominees who hold their units for the benefit of qualifying foreign (non-individual) investors will receive a Distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to CCT's trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declarations by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. CCT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if the applicable form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their Distribution net of 20% tax. These Unitholders do not need to return any forms.

IMPORTANT REMINDER

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 4 August 2005.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by **5.00 p.m.** on **Tuesday, 16 August 2005** in order to receive a gross Distribution or a Distribution net of 10% tax, as the case may be.

Declaration in Income Tax Return

The Distribution is considered as income for the year 2005. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross Distribution as taxable income in their income tax return for the year of assessment 2006.

IMPORTANT DATES AND TIMES

1 August 2005 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CCT
By 16 August 2005 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
29 August 2005	Payment of Distribution

For enquiries, please contact Mr Adrian Chui at 6536 1188 or email: adrian.chui@capitaland.com.sg or visit our website at <www.cct.com.sg>.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
21 July 2005

Important Notice

The value of units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaCommercial Trust Management Limited (the manager of CCT) (the "Manager") or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their units while the units are listed. It is intended that Unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing on the units on the SGX-ST does not guarantee a liquid market for the units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

CHANGE IN THE INCOME DISTRIBUTION POLICY

CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("CCT"), wishes to announce that CCT will, from the distribution period commencing 1 July 2005, change its income distribution policy from the current 95% of its net taxable income and/or net tax-exempt income as specified in its Introductory Document dated 16 March 2004, to 100%.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
21 July 2005

Important Notice

The value of units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaCommercial Trust Management Limited (the manager of CCT) (the "Manager") or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their units while the units are listed. It is intended that unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing on the units on the SGX-ST does not guarantee a liquid market for the units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

Analysts & Media Briefing



1H 2005 Financial Results

21 July 2005

CapitaCommercial Trust

Disclaimer

This presentation is focused on comparing actual results versus forecast stated in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building. This shall be read in conjunction with CCT's 2005 Second Quarter Financial Statement & Distribution Announcement for the financial period 1 January 2005 to 30 June 2005.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitations) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

The value of units in CCT and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their units while the units are listed. It is intended that unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the units on the SGX-ST does not guarantee a liquid market for the units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Agenda

- 1H 2005 Financial Results
- CCT's First Year
- Economic & Market Outlook
- 100% Distribution Policy

1H 2005 Financial Results

CCT Continues With Strong Performance



Based on 95% payout
15%
5.68
6.39
6.53
Intro Doc Forecast1
OIS Forecast2
Actual
2.9%
1.06
1.09
OIS Forecast2
Actual

1 Jan 2005 - 30 Jun 2005
Annualised DPU

29 Apr 2005 - 30 Jun 2005
DPU

Notes:

1 Based on forecast as stated in the Introductory Document dated 16 March 2004.

2 Based on forecast as stated in the Offer Information Statement dated 21 April 2005 for the fund raising exercise to acquire HSBC Building

CapitaCommercial Trust

Distribution Exceeds Forecast [1]

	1st Half 05 S$'000	29 Apr 05 to 30 Jun 05 Actual S$'000	Forecast S$'000	Variance %
Gross Revenue	56,238	20,206	19,482	3.7%
Net Property Income	41,252	14,818	14,241	4.1%
Net Investment Income	29,217	10,316	10,051	2.6%
Taxable Income	29,260	10,267	9,965	3.0%
Distributable Income[2]	27,797	9,754	9,467	3.0%
Distribution Per Unit (¢)	**3.24¢**	**1.09¢**	1.06¢	2.9%
Annualised DPU (¢)	6.53¢	6.32¢	6.14¢	2.9%
Distribution Yield (%) @ S$1.51 per unit [3]	4.32%	4.19%	4.07%	2.9%

Notes:

1 Based on forecast as stated in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

2 Based on 95% of taxable income.

3 CCT unit closing price on 19 Jul 2005.

CapitaCommercial Trust

Balance Sheet (as at 30 Jun 2005)

	S$' mil
Non-current assets	2,068
Current assets	64
Total assets	**2,132**
Current liabilities	94
Non-current liabilities	592
Net assets	1,446
Unitholders' funds	**1,446**

NAV	
30 June 2005	**S$1.61**
31 March 2005	**S$1.61**
Adjusted NAV	
30 June 2005 [1]	**S$1.58**
31 March 2005 [2]	**S$1.60**

Notes:

1 Excludes distributable income for the period 1 Jan 2005 to 30 Jun 2005.

2 Excludes the distributable income for the period 1 Jan 2005 to 31 Mar 2005.

Healthy Financial Indicators

	30 Jun 05	31 Mar 05
Gearing ratio [1]	30.8%	29.5%
Interest service coverage ratio [2]	4.8 times	4.9 times
All-in interest rate for 1st 2 years	2.52%	2.54%
Weighted avg remaining fixed rate term	1.8 yrs	2.1 yrs

Notes:

1 Ratio of borrowings over total deposited property.

2 Ratio of net investment income before interest and tax over interest expenses.

Strong Occupancy



Committed Occupancy as at 30 Jun 2005
Portfolio
98.3%
Capital Tower
98.7%
6 Battery Rd
99.4%
Starhub Centre
100.0%
Robinson Point
91.9%
Bugis Village
91.7%
Golden Shoe Car Park
100.0%
Market Street Car Park
93.3%
HSBC Building
100.0%
75%
80%
85%
90%
95%
100%

URA Q1 2005 : 85.0%

CapitaCommercial Trust

Driving Revenue...

	Up for Renewal in FY 2005 (sqm)	Renewed / New Leases as at 30 Jun 05 (sqm)	Retention Ratio as at 30 Jun 05 (%)	% Increase over Forecast Rent (%)
Renewals	30,781 (16.4%)*	21,264 (11.3%)*	**69.1%**	**8.7%**
New Leases	NA	9,300 (4.9%)*	NA	**10.9%**
Weighted Average	NA	NA	NA	**9.3%**

*Based on NLA of portfolio as at 30 Jun 05

S$1.3 mil p.a. improvement

...high retention enhances income security & stability

Growing Revenue…

	No of leases	Net Lettable Area		Increase/ (Decrease) vs Forecast Rent[1]
		Area (sq m)	% of NLA	
CAPITAL TOWER	3	1,938	2.8%	-
6 BATTERY RD	9	6,635	14.5%	7.8%
STARHUB CENTRE	6	8,971	34.5%	11.8%
ROBINSON POINT	1	1,159	9.4%	5.6%
BUGIS VILLAGE	12	1,775	16.3%	15.6%
GOLDEN SHOE CP	2	341	9.2%	4.3%
MARKET STREET CP	12	445	28.7%	-
HSBC BUILDING	-	-	-	-
TOTAL	45	21,264	11.3%	8.7%

Note:

1 Based on effective rent.

…Renewals : 8.7% Above Forecast

CapitaCommercial Trust

Growing Revenue...

	No of leases		Net Lettable Area			Increase/ (Decrease) vs Forecast Rent[1]
			Area (sq m)	% of NLA		
CAPITAL TOWER	3		4,923	7.1%		5.6%
6 BATTERY RD	10		1,613	3.5%		26.6%
STARHUB CENTRE	4		971	3.7%		0.4%
ROBINSON POINT	3		630	5.1%		-
BUGIS VILLAGE	9		900	8.3%		25.0%
GOLDEN SHOE CP	1		263	7.1%		-
MARKET STREET CP	-		-	-		-
HSBC BUILDING	-		-	-		-
TOTAL	30		9,300	4.9%		10.9%

Note:

1 Based on effective rent.

...New Leases : 10.9% Above Forecast

CapitaCommercial Trust

Distribution Details

Distributions

CapitaComm	3.24 cents (1 Jan – 30 Jun 05)
CapitaComm A	1.09 cents (29 Apr – 30 Jun 05)

Distribution Timetable

Trading on "Ex" Basis	28 Jul 2005, 9.00 am
Books Closure Date	1 Aug 2005, 5.00 pm
Distribution Payment Date	29 Aug 2005

CapitaComm
CapitaComm A

Merged on 28 July 2005

CapitaComm

CCT's First Year

CapitaCommercial Trust

One Year On … CCT Delivers

DPU > Forecast

Quality Buildings	Quality Tenants	Quality Manager
✓ Consistently outperforms market occupancy & rental rate ✓ Create value through asset enhancements	✓ High retention rate ✓ Foster strong tenant relations ✓ Operational excellence	✓ Efficient capital management ✓ Effective cost management through bulk purchases

Unit Price Increases 50%



$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
Unit Price
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
Volume (million)
5/11/04
6/11/04
7/11/04
8/11/04
9/11/04
10/11/04
11/11/04
12/11/04
1/11/05
2/11/05
3/11/05
4/11/05
5/11/05
6/11/05
7/11/05

1st Year Total Return of 49%



181%
188%
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
47%
45%
58%
50%
26%
15%
56%
49%
24%
25%
CMT
A-Reit
F-Reit
CCT
Since listing
1st year
2nd year
3rd year

CapitaCommercial Trust

CCT's 1st Year Action...

Acquisition : HSBC Building


HSBC

Free Float

60%

⬆

31%

Asset enhancement : Market Street Car Park



What we have done for the 1st Year



Active asset management : Concierge Service @ Capital Tower



Building relations: Lunchtime seminars & newsletter


IN TOUCH

CapitaCommercial Trust

Things Will Get More Interesting ...

Economic & Office Outlook

Sustainable GDP Growth



Singapore GDP Growth
Real GDP Growth
(% p.a.)
East Asia Miracle
(Average annual GDP growth rate 9.3%)
Asian Financial Crisis
Stock Market Crash
Global Economic Downturn after 9-11
SARs
EIU: Average annual GDP growth rate 4.7% for 2006-10
16
14
12
10
8
6
4
2
0
-2
-4
9.7
7.1
8.5
8.3
-1.4
2.1
9.7
11.3
9.9
9.0
6.8
6.7
12.3
11.4
8.0
8.2
8.6
-0.8
6.8
9.6
-2.0
3.2
1.4
8.4
4.0
4.7
4.6
4.6
4.7
4.8
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

Source: EIU & CapitaLand Research

"Singapore's economy should meet its latest 2.5 to 4.5% growth target this year.....second half ought to be better than the first half "

- *BT, Tues 19 Jul 2005,* Trade and Industry Minister Mr Lim Hng Kiang



Singapore GDP Growth - Quarterly YoY
% Growth
15
10
5
0
12.3
7.2
6.5
2.8
3.9*
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05

* *advance estimates*

CapitaCommercial Trust

Singapore's Recovery Will Benefit CCT

The macros and sector specifics are positive

Office – Key Beneficiary Sector



Change in Occupancy
% Change
5%
4%
3%
2%
1%
0%
-1%
1.4%
4.1%
1.2%
3.4%
0.3%
1.3%
-0.5%
1.1%
Prime Office
Office
Industrial
Retail
QoQ (Q1 05 vs Q4 04)
YoY (Q1 05 vs Q1 04)

Source: URA and CapitaLand Research

CapitaCommercial Trust

Office – Key Beneficiary Sector

Change in Rental Index



7%
6%
5%
4%
3%
2%
1%
0%
% Change
2.4%
4.4%
2.2%
6.4%
0.7%
2.6%
1.7%
6.0%
Prime Office
Office
Industrial
Retail
QoQ (Q1 05 vs Q4 04)
YoY (Q1 05 vs Q1 04)

Source: URA and CapitaLand Research

CapitaCommercial Trust

Supply Over Next 3-4 Years @ 14-Yr Low

Demand, Supply & Vacancy for Private Prime Office Space (Central Area)



Office Space Supply and Demand (million sq ft)
Vacancy Rate (%)
Average annual supply ('93-'04): 1.2 million sq ft
Supply Forecast (CBRE)
15.6%
1.82
0.44
0.41
One George Street (440,000 sq ft)
One Raffles Quay (1,310,000 sq ft)
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1Q05
2005
2006
2007
2008
Supply (LHS)
Demand (LHS)
Vacancy Rate (RHS)

Source: URA, CBRE & CapitaLand Research

* *Vacancy rate measures available floor space not physically occupied by owners or tenants*

Note: Three sub-markets (private sectors) including 'The Downtown Core', 'Orchard', 'Rest of Central Area' are used as proxy for the prime office market

Rents Trending Upward – 17.5% since Dec 03


Forecast
Singapore Average Office Prime Rent
10 Year Historical Average ('95 – '04):
$6.70 psf pm
Rents ($psfpm)
12.00
10.00
8.00
6.00
4.00
2.00
0.00
8.00
9.60
9.90
9.10
6.10
5.50
7.50
6.30
5.00
4.00
4.40
5.30
6.00
> 10%
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08

Source: CBRE & CapitaLand Research

CapitaCommercial Trust

The Positive Outlook …

- ✓ The Singapore economy is shaping up
- ✓ The office sector will benefit

- ✓ Implications for CCT
  - ✓ Yield improvements
  - ✓ Acquisition opportunities will increase, given the yield improvements

… will benefit CapitaCommercial Trust

CapitaCommercial Trust

100% Distribution Policy

Why 100% Distribution Now?

- Strong operating cashflow
- Confidence in environment and portfolio
- Confidence in raising equity and/or debt to fund requirements

DPU Impact (OIS Forecast)

	29 Apr – 31 Dec 05	Annualised
100%	4.37¢	6.46¢
95%	4.21¢	6.22¢

CapitaCommercial Trust

In Summary…

- We are confident in exceeding 6.22¢ annualised forecast DPU for 2005
- Our 2nd Year will be more interesting …



5.68 ¢
6.22 ¢
Original Forecast
OIS Forecast
Actual

Annualised 2005 DPU

CapitaCommercial Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6533 6133
http://www.capitacommercial.com

Investor Relations Manager : Adrian Chui (65) 6826 5646

Supplemental Information

CapitaCommercial Trust

Gross Revenue – 1 Jan to 30 Jun 05

	Actual S$'000	Forecast [1] S$'000	Variance	
			S$'000	%
Capital Tower	20,650	20,371	279	1.4%
6 Battery Road	15,997	15,789	208	1.3%
Starhub Centre	5,836	5,700	136	2.4%
Robinson Point	2,809	2,797	12	0.4%
Bugis Village	3,801	3,780	21	0.6%
Golden Shoe Car Park	3,879	3,666	213	5.8%
Market Street Car Park	1,876	1,812	64	3.5%
HSBC Building[2]	1,390	1,390	-	-
Gross Revenue	56,238	55,305	933	1.7%

Notes:

1 Based on forecast as stated in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

2 Based on net rent.

Breakdown of Gross Revenue



1 Jan 2005 – 30 Jun 2005
S$' mil
58
56
54
52
50
48
46
44
55.31
56.24
0.93 (1.7%)
2.30 (4.2%)
0.37 (16.1%)
2.67 (4.7%)
4.47 (8.1%)
0.39 (8.7%)
4.86 (8.6%)
48.54 (87.8%)
0.17 (0.4%)
48.71 (86.6%)
Forecast
Actual
Gross Rental Income
Car Park
Others

CapitaCommercial Trust

Net Property Income - 1 Jan to 30 Jun 05

	Actual S$'000	Forecast [1] S$'000	Variance S$'000	Variance %
Capital Tower	14,873	14,753	120	0.8%
6 Battery Road	11,958	11,483	475	4.1%
Starhub Centre	3,783	3,777	6	0.2%
Robinson Point	1,866	1,851	15	0.8%
Bugis Village	3,050	3,019	31	1.0%
Golden Shoe Car Park	2,886	2,680	206	7.7%
Market Street Car Park	1,455	1,326	129	9.7%
HSBC Building	1,381	1,381	-	-
Net Property Income	41,252	40,270	982	2.4%

Note:

1 Based on forecast as stated in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

CapitaCommercial Trust

Gross Revenue – 29 Apr to 30 Jun 05

	Actual S$'000	Forecast [1] S$'000	Variance	
			S$'000	%
Capital Tower	7,222	6,980	242	3.5%
6 Battery Road	5,345	5,199	146	2.8%
Starhub Centre	1,944	1,816	128	7.0%
Robinson Point	1,005	993	12	1.2%
Bugis Village	1,307	1,291	16	1.2%
Golden Shoe Car Park	1,346	1,203	143	11.9%
Market Street Car Park	647	610	37	6.1%
HSBC Building[2]	1,390	1,390	-	-
Gross Revenue	20,206	19,482	724	3.7%

Notes:

1 Based on forecast as stated in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

2 Based on net rent.

CapitaCommercial Trust

Breakdown of Gross Revenue

Post HSBC (29 Apr 05 - 30 Jun 05)



S$' mil
21
20
20
19
19
18
18
17
17
16
16
19.49
0.75 (3.8%)
1.44 (7.4%)
17.30 (88.8%)
0.72 (3.7%)
0.30 (40%)
0.26(18.1%)
0.16 (0.9%)
20.21
1.05 (5.2%)
1.70 (8.4%)
17.46 (86.4%)
Forecast
Actual
Gross Rental Income
Car Park
Others

CapitaCommercial Trust

Net Property Income – 29 Apr to 30 Jun 05

	Actual S$'000	Forecast [1] S$'000	Variance	
			S$'000	%
Capital Tower	5,176	4,947	229	4.6%
6 Battery Road	4,002	3,766	236	6.3%
Starhub Centre	1,165	1,155	10	0.9%
Robinson Point	644	633	11	1.7%
Bugis Village	1,034	1,032	2	0.2%
Golden Shoe Car Park	919	889	30	3.4%
Market Street Car Park	497	438	59	13.5%
HSBC Building	1,381	1,381	-	-
Net Property Income	14,818	14,241	577	4.1%

Note:

1 Based on forecast as stated in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

CapitaCommercial Trust

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Incorporation of a new Subsidiary

Raffles Holdings Limited (the "Company") is pleased to announce that the Company has incorporated the following indirect wholly-owned subsidiary. Appended hereunder are details of the said subsidiary:-

Name of subsidiary	:	Raffles Hotel Management (Shanghai) Co., Ltd
Principal Activity	:	Hotel management
Registered capital	:	US$140,000
Place of Incorporation	:	Pudong New District, Shanghai, China
Directors	:	Ms Wong Lai Kuen Mr Meinhard Huck Mr Isidoro Geretto

By Order of the Board

Emily Chin
Company Secretary
21 July 2005

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Date of Release of 2nd Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the 2nd quarter ended 30 June 2005 on Thursday, 28 July 2005. A web-cast of the results briefing will be available via the Company's website (www.rafflesholdings.com) later, on the same night.

By Order of the Board

Emily Chin
Company Secretary
21 July 2005

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PROPOSED DIVESTMENT OF PARCO BUGIS JUNCTION AND BCH OFFICE INVESTMENT PTE LTD

CapitaLand Limited ("**CapitaLand**") wishes to announce the following:

1. **Divestment of Parco Bugis Junction by CapitaLand's Associated Company**

CapitaLand's associated company, BCH Retail Investment Pte Ltd ("**BCHRI**"), has entered into a conditional sale and purchase agreement (the "**Retail Property Sale and Purchase Agreement**") with HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CapitaMall Trust), for the sale by BCHRI to CapitaMall Trust ("**CMT**") the commercial property known as *Parco Bugis Junction*, as well as the plant and equipment relating thereto and certain fixed assets (the "**Retail Property**") (the "**Retail Property Divestment**").

The consideration for the sale of the Retail Property, arrived at on a willing-buyer and willing-seller basis, is $580.8 million payable in cash upon completion of the Retail Property Sale and Purchase Agreement. Completion is subject to and conditional upon, inter alia, the approval of CMT's unitholders being obtained at an extraordinary general meeting to be convened by CMT (the "**Unitholder Approval**").

Concurrently, with the signing of the Retail Property Sale and Purchase Agreement, CapitaLand has, through its indirect wholly-owned subsidiary, CapitaLand Retail (SI) Investments Pte. Ltd. ("**SI**"), entered into a conditional share purchase agreement (the "**Retail Share Purchase Agreement**") with Bugis City Holdings Pte. Ltd. ("**BCH**"), an associated company of Capitaland, for the purchase of 80% of the issued and paid-up share capital of BCHRI (the "**Retail Share Purchase**"). As at 30 June 2005, the adjusted net tangible assets value of BCHRI is approximately $291.9 million.

The Retail Share Purchase Agreement is a "backstop" agreement for the purpose of securing the Retail Property for CapitaLand group of companies if the divestment of the Retail Property to CMT does not proceed because the Unitholder Approval is not obtained. In such an event, SI and BCH will proceed to complete the Retail Share Purchase. However, if the Retail Property Divestment is completed as anticipated, the Retail Share Purchase Agreement shall terminate automatically.

SI currently owns 20% of the issued and paid-up share capital of BCHRI. If the Retail Share Purchase Agreement is completed, SI will own 100% of the issued and paid-up share capital of BCHRI, and CapitaLand will also own the Retail Property through BCHRI. In such event, CapitaLand intends to monetise the Retail Property to a vehicle managed or to be managed by the CapitaLand group of companies.

The aggregate consideration for the Retail Share Purchase is approximately $351.4 million payable in cash (subject to completion and post completion adjustments), which was arrived at on a willing-buyer and willing-seller basis, taking into account, amongst other factors, the value of the Retail Property at $580.8 million.

The Retail Property Sale and Purchase Agreement and the Retail Share Purchase Agreement are subject to and conditional upon the approval of the shareholders of Keppel Land Limited (the "**Keppel Land**") (if required by the Listing Manual of Singapore Exchange Securities Trading Limited) being obtained.

Completion of the Retail Property Sale and Purchase Agreement and the Retail Share Purchase Agreement (if not terminated) are expected to take place by end November 2005 and end December 2005 respectively. Completion of the Retail Property Sale and Purchase Agreement or (as the case may be) the Retail Share Purchase Agreement is subject to and contingent upon the concurrent completion of the Office Share Divestment referred to below.

2. **Divestment of BCH Office Investment Pte Ltd**

CapitaLand's indirect wholly-owned subsidiary, SI, has together with BCH (together, the "**Vendors**"), entered into a conditional sale and purchase agreement with Keppel Land Properties Pte Ltd (the "**Purchaser**"), a wholly-owned subsidiary of Keppel Land for the sale by the Vendors to the Purchaser of the entire issued and paid-up share capital (the "**Office Shares**") of BCH Office Investment Pte Ltd ("**BCH Office**") (the "**Office Share Divestment**").

BCH Office owns *Bugis Junction Tower* (the "**Office Property**"). SI currently holds a direct 25% equity interest in BCH Office whilst BCH holds the other 75%. As at 30 June 2005, the adjusted net tangible assets value of BCH Office is approximately $39.8 million.

The aggregate consideration for the Office Share Divestment is approximately $49.0 million (subject to completion and post completion adjustments), which was arrived at on a willing-buyer and willing-seller basis, taking into account, amongst other factors, the value of the Office Property at $140.0 million.

Completion of the Office Share Purchase Divestment is expected to take place by end November 2005, if not, then by end December 2005. Completion of the Office Share Divestment is subject to and contingent upon the concurrent completion of the Retail Property Sale and Purchase Agreement or (as the case may be) the Retail Share Purchase Agreement.

3. **Rationale**

The aforesaid divestments of the Retail Property and the Office Shares (the "**Divestments**") are in line with CapitaLand's asset productivity strategy to realize returns from its assets, and re-deploying sale proceeds into investments which could generate higher returns for shareholders. The sale of the Retail Property to CMT will enable CapitaLand to generate higher fee income from the management of an enlarged CMT portfolio.

4. **Financial Effects**

The Divestments are expected to yield a net gain of approximately $32 million for CapitaLand.

For illustrative purposes only, the financial effects of the Divestments on the earnings per share ("**EPS**") and net tangible assets ("**NTA**") per share of CapitaLand for the financial year ended 31 December 2004 are:

(i) Earnings: Assuming that the Divestments were effected on 1 January 2004, CapitaLand's EPS is expected to increase from 12.4 cents to 13.5 cents for the year ended 31 December 2004; and

(ii) NTA: Assuming that the Divestments had been effected on 31 December 2004, the financial impact on CapitaLand's NTA per share is not significant.

5. **Directors' and Controlling Shareholders' Interests**

Temasek Holdings (Private) Limited is the controlling shareholder of CapitaLand and Keppel Land. CapitaLand is a controlling unitholder of CMT.

As at 30 June 2005 (the "**Latest Practicable Date**"), certain directors of CapitaLand collectively hold an aggregate direct and indirect interest in 1,295,050 units in CMT and certain directors of CapitaMall Trust Management Limited, the manager of CMT (the "**Manager**") (including those of the aforementioned directors of CapitaLand who are also directors of the Manager) collectively hold an aggregate direct and indirect interest in 1,604,000 units in CMT.

As at the Latest Practicable Date, CapitaLand has an indirect interest in 465,963,990 units in CMT (comprising approximately 38.67% of the existing units in CMT). The Manager itself holds 1,782,437 units in CMT.

Mr Hsuan Owyang and Mr Liew Mun Leong are directors of both CapitaLand and the Manager.

Mr Pua Seck Guan is a director of BCH, BCHRI, BCH Office and the Manager.

Save as disclosed above, none of the directors or controlling shareholders of CapitaLand have any interest, direct or indirect, in the abovementioned transactions.

By Order of the Board

Rose Kong
Company Secretary
22 July 2005

CapitaLand

For Immediate Release
22 July 2005

NEWS RELEASE

CapitaLand to divest its stakes in Parco Bugis Junction and Bugis Junction Tower

Achieves objectives of unlocking value and increasing asset productivity

Singapore, 22 July 2005 – CapitaLand Limited (CapitaLand) has reached an agreement with its partners, which includes Keppel Land Limited, in Bugis Junction (an integrated mixed development) for the divestment of its stakes in Parco Bugis Junction (retail component) and Bugis Junction Tower (office component). Parco Bugis Junction will be divested to CapitaMall Trust ("CMT") via an asset sale for S$580.8 million. Bugis Junction Tower will be divested to Keppel Land Properties Pte Ltd via a share sale based on an asset value of S$140.0 million. In the event the divestment of Parco Bugis Junction to CMT fails to go through, due to the inability to secure CMT unitholders' approval, CapitaLand will purchase the remaining equity stakes in Parco Bugis Junction and seek to monetise the asset in due course. The divestment transactions are expected to be completed by December 2005.

Bugis Junction is owned by the Bugis City Holdings Pte Ltd (BCH) group of companies. CapitaLand holds an effective stake of 59.6% in BCH Retail Investment Pte Ltd (BCH Retail), which owns Parco Bugis Junction, and 62.1% in BCH Office Investment Pte Ltd (BCH Office), which owns Bugis Junction Tower.

Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Group, said, "The divestment of our stakes in Parco Bugis Junction and Bugis Junction Tower is closely aligned with the Group's capital productivity strategy. The transactions will also achieve our goals of monetisation and unlocking asset value. With the sale of Parco Bugis Junction to CMT, it provides us with the opportunity to participate in the strong performance and growth in CMT. In addition, it enables us to generate higher fee income from the management of an enlarged CMT portfolio. With the proceeds, CapitaLand is well poised to capitalise on attractive opportunities which may arise, so as to deliver enhanced returns to shareholders going forward."

The divestment of Parco Bugis Junction was made through BCH Retail (an associated company of CapitaLand), which entered into a conditional sale and purchase agreement with HSBC Institutional Trust Services (Singapore) Limited, as the trustee of CMT. The completion of the transaction is subject to the

approval of CMT unitholders at an extraordinary general meeting. In addition, the transaction is also subject and conditional upon the approval of the shareholders of Keppel Land Limited at a general meeting, if required by the relevant authorities.

CapitaLand currently, through CapitaLand Retail (SI) Investments Pte Ltd (an indirectly wholly-owned subsidiary of CapitaLand) (CapitaLand Retail), owns 20% of the equity interest in BCH Retail. In the event the divestment of Parco Bugis Junction to CMT fails to go through, due to the inability to secure CMT unitholders' approval, CapitaLand will, through CapitaLand Retail, exercise the conditional share purchase agreement with BCH to purchase the remaining 80% of the equity stake in BCH Retail. Subsequently, CapitaLand will seek to monetise Parco Bugis Junction at an appropriate time. This transaction is also subject and conditional upon the approval of the shareholders of Keppel Land Limited at a general meeting, if required by the relevant authorities.

For the divestment of Bugis Junction Tower, the transaction was made through CapitaLand Retail and BCH, which entered into a conditional share purchase agreement with Keppel Land Properties Pte Ltd (a wholly-owned subsidiary of Keppel Land Limited), for the sale by CapitaLand Retail and BCH of the entire equity interest in BCH Office to Keppel Land Properties Pte Ltd. The share sale is based on an asset value of S$140.0 million. Completion of this share sale is subject to the concurrent completion of the sale of Parco Bugis Junction to CMT or the concurrent completion of the sale of 80% of the equity stake in BCH Retail to CapitaLand.

Financial Impact

The divestments are expected to yield a net gain of approximately $32 million for CapitaLand.

For illustrative purposes only, the financial effects of the divestments on the earnings per share ("EPS") and net tangible assets ("NTA") per share of CapitaLand based on the audited financial statements of CapitaLand for the financial year ended 31 December 2004 are:

(i) Earnings : Assuming that the divestments were effected on 1 January 2004, CapitaLand's EPS is expected to increase from 12.4 cents to 13.5 cents for the year ended 31 December 2004; and

(ii) NTA : Assuming that the divestments were effected on 31 December 2004, the financial impact on CapitaLand's NTA per share is not significant.

Parco Bugis Junction

Completed in 1995, Parco Bugis Junction is the retail component within the integrated mixed development of Bugis Junction, and is flanked by the commercial Bugis Junction Towers and the five-star Inter-Continental Hotel Singapore. Situated in the central part of Singapore, it is strategically located

above the Bugis Mass Rapid Transit ("MRT") station, with direct connectivity from the basement level of the mall to the MRT. It is also well served by major bus routes along the four surrounding roads, namely North Bridge Road, Victoria Street, Bugis Street and Middle Road.

Parco Bugis Junction comprises five levels (including one basement level) and features Singapore's first air-conditioned shopping streets. With a diverse tenant base of more than 180 leases, the mall currently enjoys full occupancy and is anchored by Seiyu departmental store and Shaw Theatres.

With the new main National Library located next door opening today, and the emergence of education institutions such as the Singapore Management University and LaSalle-SIA in the vicinity, the property has growth potential and value. In addition, the Bugis district has been earmarked by the Government as the city's new art and entertainment hub.

Parco Bugis Junction has clinched many awards since its opening. Some of the accolades include:

- "Best Shopping Experience – Shopping Centre" in 1996 & 1997 (Singapore Tourism Board)
- "Best Decorated Building Award" in 2000 & 2001 (Singapore Tourism Board)
- "Best Christmas Shopping Experience" in 2003 & 2004 (The Association of Shopping Centres Singapore)
- "Merit Award (Community Service)" in MAXI Awards 2003 (International Council of Shopping Centres)
- "Excellent Efforts in Mall Maintenance" in 2004 (Singapore Retailers Association)

Summary of Property Details

Tenure	99 years wef 10 September 1990
Current Gross Floor Area (sq ft)	578,312
Net Lettable Area (sq ft) (As at 30 June 2005)	430,314 (including Seiyu's master lease of 245,914 sq ft)
Number of Tenants	More than 180
Major Tenants	Seiyu, Shaw Theatres, Virtual Land, and Kinokuniya Bookstore
Occupancy Rate (As at 30 June 2005)	100%
Carpark Lots (Under MCST)	648
Valuation (As at 18 July 2005)	S$580.8 million

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Americas. The company's property and hospitality portfolio spans more than 90 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Issued by	:	**CapitaLand Limited *(Regn. No.: 198900036N)***
Date	:	**22 July 2005**

Media Contact

Julie Ong
Communications
DID : (65) 68233541 / Mobile : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

PROPOSED ACQUISITION OF PARCO BUGIS JUNCTION

1. INTRODUCTION

1.1 Agreement to Purchase Parco Bugis Junction

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that CMT's trustee, HSBC Institutional Trust Services (Singapore) Limited (the "**Trustee**"), has entered into a conditional sale and purchase agreement (the "**Purchase Agreement**") with BCH Retail Investment Pte Ltd ("**BCHRI**") in respect of the acquisition (the "**Acquisition**") by CMT of Parco Bugis Junction as well as the plant and equipment located in or on or which otherwise relate to the property and certain fixed assets (together, the "**Property**").

1.2 Disclosure Requirements Under the Listing Manual and the Property Funds Guidelines

At the date of this Announcement, CapitaLand Limited ("**CapitaLand**") holds an aggregate indirect interest in 465,963,990 units in CMT ("**Units**"), comprising approximately 38.67% of the total number of Units in issue, and is therefore regarded as a "controlling unitholder" of CMT under both the Listing Manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") and the Property Funds Guidelines (the "**Property Funds Guidelines**") in the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore.

As CapitaLand has an indirect interest of more than 30% in BCHRI, BCHRI is therefore both an associate and an associated company of a controlling unitholder of CMT. For the purposes of Chapter 9 of the Listing Manual, BCHRI (being an associate of a controlling unitholder of CMT) is an "interested person" of CMT. For the purposes of the guidelines relating to interested party transactions under the Property Funds Guidelines, BCHRI (being an associated company of a controlling unitholder of CMT) is an "interested party" of CMT.

The Manager is making this announcement because the Acquisition would constitute an interested person transaction under Chapter 9 of the Listing Manual, a major transaction under Chapter 10 of the Listing Manual as well as an interested party transaction under the Property Funds Guidelines.

2. PRINCIPAL TERMS OF THE PURCHASE AGREEMENT

2.1 Purchase Price

The purchase price of S$580.8 million for the Property (the "**Purchase Price**") was arrived at on a willing-buyer and willing-seller basis. The Manager had commissioned an independent property valuer, CB Richard Ellis (Pte) Ltd (the "**Independent Valuer**"), to value the Property and in its report of 18 July 2005, the Independent Valuer stated that the open market value of the Property is S$580.8 million.

2.2 Completion Date

The Purchase Price will be paid on completion of the sale and purchase of the Property ("**Completion**"), which is expected to take place by end November 2005.

2.3 Conditions Precedent

Completion is subject to and conditional upon the following:

2.3.1 the obtaining of certain approvals from the President of the Republic of Singapore (as head lessor of the Property) and from other competent authorities on terms and conditions satisfactory in all material aspects to the Trustee;

2.3.2 the approval by the unitholders of CMT ("**Unitholders**") given at an extraordinary general meeting for the purchase of the Property as required under the Listing Manual and under the Property Funds Guidelines; and

2.3.3 the approval of the shareholders of Keppel Land Limited (an indirect shareholder of BCHRI), if required by the provisions of the Listing Manual.

Completion is also subject to and conditional upon the concurrent completion of the sale and purchase of the entire issued share capital of the BCH Office Investment Pte Ltd in accordance with the sale and purchase agreement dated 22 July 2005 between CapitaLand Retail (SI) Investments Pte. Ltd. and Bugis City Holdings Pte. Ltd. (as vendors) and Keppel Land Properties Pte Ltd (as purchaser).

3. ESTIMATED ACQUISITION COSTS

The current estimated costs of the Acquisition are approximately S$588.1 million, comprising[1]:

- the Purchase Price of S$580.8 million;
- the acquisition fee of S$5.8 million (being 1.0% of the Purchase Price[2]); and

[1] The Singapore Government announced in the 2005 Budget on 18 February 2005 that stamp duty on the instruments of transfer of Singapore properties into real estate investment trusts already listed, or to be listed, on the SGX-ST will be remitted for a five-year period. Pursuant to the announcement, the stamp duty (approximately S$17.4 million) payable on the Purchase Agreement is remitted.

- the estimated professional and other fees and expenses incurred by CMT in connection with the Acquisition of approximately S$1.5 million.

This amount does not take into account the costs to CMT of any fund raising exercise to partially finance the Acquisition.

4. RATIONALE FOR THE ACQUISITION

The Manager believes that the Acquisition will bring the following benefits to Unitholders:

4.1 Yield Accretion

The Manager believes that Unitholders can expect to enjoy a higher distribution per Unit due to the yield-accretive nature of the Acquisition. This expected increase in distribution per Unit will result from, *inter alia*, the acquisition of the Property at an attractive price relative to the cash flows that it generates.

4.2 The Acquisition Fits the Manager's Investment Strategy

With its strategic location next to the Bugis mass rapid transit ("**MRT**") station, a large and diversified tenant base of more than 180 leases and its 100% occupancy rate (as at 30 June 2005), the Property enjoys a stable and sustainable income stream and is expected to complement and enhance CMT's current property portfolio.

The Acquisition is also in line with the Manager's investment strategy to grow the portfolio size of CMT to S$4 billion – S$5 billion within the next three years.

4.3 Income Diversification

The Acquisition is expected to benefit Unitholders by improving income diversification and reducing the reliance of CMT's income stream on any single property.

4.4 Further Geographical Diversification

The purchase of the Property will allow CMT to diversify its portfolio of properties geographically such that it can cater to different shopper and tenancy demands in different parts of Singapore. With the addition of the Property to CMT's property portfolio, CMT will be able to enhance its market share of shoppers staying in the central residential areas of Singapore, visitors to the central shopping belt and workers in the Central Business District, which is currently only captured by Plaza Singapura and Funan DigitaLife Mall, and further benefit from shopper and tenancy demands in these markets.

4.6 Opportunities to Enhance the Property

The Manager believes that by leveraging on its pro-active asset and lease management capabilities, there will be further opportunities to improve the tenancy mix at the Property,

---

[2] The acquisition fee is payable to the Manager pursuant to Clause 23(B) of the Trust Deed, which states that the Manager is entitled to receive an acquisition fee not exceeding 1.0% of the price paid by CMT for any real estate acquired from time to time by the Trustee on behalf of CMT.

thereby increasing its gross revenue and net property income. With its strategic location within the heart of Singapore's Arts, Culture, Learning and Entertainment hub and the opening of the new National Library located next to the Property, the increased customer traffic and buzz created in the vicinity is also expected to benefit the Property.

4.7 Economies of Scale

The Acquisition will enlarge the portfolio of properties owned by CMT and Unitholders are expected to benefit in the long term from the economies of scale which the Manager and the CMT's property manager will enjoy in their dealings with suppliers, as well as the resulting ability of the Manager and CMT's property manager to generate cost synergies.

5. INFORMATION ON THE PROPERTY

5.1 Property Description

Parco Bugis Junction is the retail component within the integrated development of Bugis Junction located in the city core, and is flanked by the commercial Bugis Junction Towers and the five-star Hotel Intercontinental Singapore.

The parent lot on which Parco Bugis Junction is located has been strata sub-divided into four Strata Lots, of which Parco Bugis Junction comprises two Strata Lots, namely, U1431T and U1432A both of Town Subdivision 13. The management corporation for the entire development is the Management Corporation Strata Title Plan No. 2137. The share value of the Strata Lots comprised in Parco Bugis Junction is 57,504 out of 100,000 shares. Parco Bugis Junction is comprised in a leasehold estate for a term of 99 years commencing from 10 September 1990.

Situated in the heart of Singapore's Art, Culture, Learning and Entertainment hub, Parco Bugis Junction enjoys a strategic location with direct basement access to the Bugis MRT station. Parco Bugis Junction is also well served by many major bus routes along its four surrounding roads, namely, North Bridge Road, Victoria Street, Bugis Street and Middle Road. The Property is also in close proximity to the new National Library, which is opening today.

Developed in 1995, Parco Bugis Junction comprises five levels of retail space including one basement level. The shopping complex houses movie theatres, a department store and a wide variety of specialty retail shops. Parco Bugis Junction has a total net lettable area of approximately 430,314 square feet as at 30 June 2005.

Parco Bugis Junction has won many awards since its opening. Some of the accolades include:

- "Best Shopping Experience – Shopping Centre" in 1996 & 1997 (Singapore Tourism Board)
- "Best Decorated Building Award" in 2000 & 2001 (Singapore Tourism Board)
- "Best Christmas Shopping Experience" in 2003 & 2004 (The Association of Shopping Centres Singapore)

- "Merit Award (Community Service" in MAXI Awards 2003 (International Council of Shopping Centres)
- "Excellent Efforts in Mall Maintenance" in 2004 (Singapore Retailers Association)

5.2 Major Tenants

Parco Bugis Junction has a large and diversified tenant base of more than 180 leases as at 30 June 2005. Major tenants include popular international and national brand names such as Seiyu departmental store (which is one of Japan's biggest superstore and supermarket operators), Shaw Theatres, Virtual Land (game arcade and amusement centre), Live PowerHub (electronic retailer) and Kinokuniya Bookstore.

6. METHOD OF FINANCING AND FINANCIAL EFFECTS OF ACQUISITION

The Manager is currently reviewing various plans for financing the Purchase Price, including any equity fund raising as well as the terms of additional borrowings proposed to be incurred. A decision has not been made yet. The Manager's plans in this regard will be announced as soon as they have been finalised. The plans will also be set out in a circular to the Unitholders (the "**Circular**") to be issued in due course together with a notice of extraordinary general meeting of Unitholders which the Trustee will convene for the purposes of obtaining the approval of Unitholders for, *inter alia*, the proposed Acquisition. The Circular will also contain relevant information relating to the financial effects of the proposed Acquisition, such as its impact on the net asset value per Unit, the earnings per Unit and CMT's net gearing as these matters can only be determined after the financing details have been finalised.

7. AUDIT COMMITTEE STATEMENT

Having considered the terms and conditions of the Purchase Agreement as well as the rationale for CMT's proposed acquisition of the Property (as set out in paragraph 4 above), the audit committee of the Manager (which comprises a majority of independent directors of the Manager) is of the view that the proposed acquisition is on normal commercial terms and is not prejudicial to the interests of CMT and its minority Unitholders.

8. OTHER INTERESTED PERSON TRANSACTIONS

As at 30 June 2005 (the latest practicable date prior to the date of this Announcement, the "**Latest Practicable Date**"), the value of all interested person transactions between CMT and CapitaLand and/or the associates of CapitaLand for the current financial year was approximately S$0.5 million. These transactions comprise all of CMT's interested person transactions during the current financial year (till 30 June 2005).

9. INTERESTS OF DIRECTORS AND SUBSTANTIAL UNITHOLDERS

As at the Latest Practicable Date, certain directors of CapitaLand collectively hold an aggregate direct and indirect interest in 1,295,050 Units and certain directors of the Manager (including those of the aforementioned directors of CapitaLand who are also directors of the Manager) collectively hold an aggregate direct and indirect interest in 1,604,000 Units.

As at the Latest Practicable Date, CapitaLand has an indirect interest in 465,963,990 Units (comprising approximately 38.67% of the existing Units). The Manager itself holds 1,782,437 Units.

Mr Hsuan Owyang and Mr Liew Mun Leong are directors of both CapitaLand and the Manager. Each of Mr Kee Teck Koon and Mr Olivier Lim is also a director of the Manager.

Mr Pua Seck Guan is a director of BCHRI and also a director of the Manager.

Save as disclosed above and based on information available to the Manager as at the Latest Practicable Date, none of the directors or the Substantial Unitholders[3] have an interest, direct or indirect, in the proposed Acquisition.

10. OTHER INFORMATION

10.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the proposed Acquisition, the Purchase Agreement or any other transaction contemplated in relation to the proposed Acquisition.

10.2 Disclosure Under Rule 1010(13) of the Listing Manual

10.2.1 Chapter 10 of the Listing Manual classifies transactions by CMT into (i) non-discloseable transactions, (ii) discloseable transactions, (iii) major transactions and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, *inter alia*, the following bases:

(i) the net profits attributable to the assets acquired or disposed of, compared with CMT's net profits;

(ii) the aggregate value of the consideration given, compared with CMT's market capitalisation; and

(iii) the number of Units issued by CMT as consideration for the acquisition of the Property, compared with the number of Units previously in issue.

[3] A person with an interest in one or more Units constituting not less than 5.0% of all outstanding Units.

10.2.2 Based on BCHRI's management account and CMT's unaudited financial statement as at 30 June 2005, the relative figure for the basis of comparison set out in sub-paragraph 10.2.1(i) is 24.1%.

10.2.3 Based on the Purchase Price of S$580.8 million and CMT's market capitalisation as at 21 July 2005, the relative figure for the basis of comparison set out in sub-paragraph 10.2.1(ii) is 19.2%

10.2.4 The relative figure of the number of Units issued by CMT as consideration for an acquisition compared with the number of Units previously in issue does not apply for the proposed Acquisition.

10.3 Documents for Inspection

Copies of the following documents are available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of 3 months commencing from the date of this Announcement:

10.3.1 the Purchase Agreement; and

10.3.2 the Independent Valuer's valuation report on the Property dated 18 July 2005.

BY ORDER OF THE BOARD

Michelle Koh

Company Secretary

22 July 2005

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT. This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

News Release

22 July 2005
For Immediate Release

CMT signs conditional agreement to buy Parco Bugis Junction

Asset size grows to S$3 billion with another yield accretive acquisition

Singapore, 22 July 2005 – The Board of Directors of CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT, has today entered into a conditional sale and purchase agreement with BCH Retail Investment Pte Ltd (BCH Retail), an indirectly-owned associate of CapitaLand, in respect of the acquisition by CMT of Parco Bugis Junction at a purchase price of S$580.8 million. Parco Bugis Junction, located in the city centre, is the retail portion within the integrated mixed development of Bugis Junction comprising retail, office and hotel components. This acquisition is expected to be yield accretive to CMT's unitholders. The transaction, for which various funding options are currently being explored, is targeted for completion by November 2005.

With an entry property yield of 5.0%, the acquisition provides yield accretion to unitholders when compared to CMT's implied property yield of approximately 4.0%, based on CMT's closing unit price of S$2.51 as at 21 July 2005. The stabilised property yield for Parco Bugis Junction is expected to be 5.3% by 2006.

Mr Hsuan Owyang, Chairman of CMTML, said, "The yield accretive acquisition of Parco Bugis Junction boosts not only our asset size from S$2.4 billion to S$3 billion, but will also bring us closer to our vision to grow our portfolio to S$4-S$5 billion in the next three years. The acquisition also reinforces our position as the largest real estate investment trust by market capitalisation in Singapore, with a market capitalisation of over S$3 billion as at 21 July 2005. Going forward, we will continue to focus on the acquisition of quality assets with growth potential, so as to deliver stable distributions and sustainable total returns to unitholders."

Mr Pua Seck Guan, CEO of CMTML, said, "Parco Bugis Junction is a premier mall strategically located in the heart of Singapore's art, entertainment cum educational hub, and

well-supported by a good transport network. With the opening of the new National Library today and the planned opening of the Singapore Management University, both of which are located in close proximity, the increased shoppers' traffic and buzz created in the area are expected to benefit the mall. The acquisition will provide a continuous pipeline of value adding opportunities within the portfolio, harnessed through leveraging on our proactive asset and retail management capabilities, thus driving growth for our unitholders over the longer term."

Valuation and Conditions for Acquisition

CMTML had commissioned an independent valuation by CB Richard Ellis, who has endorsed the valuation of the property at S$580.8 million. The completion of the acquisition is subject to a number of conditions being met, including approval from CMT's unitholders at an extraordinary general meeting and the approval by the shareholders of Keppel Land Limited (an indirect shareholder of BCH Retail) at a general meeting, if required by the relevant authorities.

Parco Bugis Junction

Completed in 1995, Parco Bugis Junction is the retail component within the integrated mixed development of Bugis Junction, and is flanked by the commercial Bugis Junction Towers and the five-star Inter-Continental Hotel Singapore. Situated in the central part of Singapore, it is strategically located above the Bugis Mass Rapid Transit ("MRT") station, with direct connectivity from the basement level of the mall to the MRT. It is also well served by major bus routes along the four surrounding roads, namely North Bridge Road, Victoria Street, Bugis Street and Middle Road.

Parco Bugis Junction comprises five levels (including one basement level) and features Singapore's first air-conditioned shopping streets. With a diverse tenant base of more than 180 leases, the mall currently enjoys full occupancy and is anchored by Seiyu departmental store and Shaw Theatres.

With the new main National Library located next door opening today, and the emergence of education institutions such as the Singapore Management University and LaSalle-SIA in the vicinity, the property has growth potential and value. In addition, the Bugis district has been earmarked by the Government as the city's new art and entertainment hub.

Parco Bugis Junction has clinched many awards since its opening. Some of the accolades include:

- "Best Shopping Experience – Shopping Centre" in 1996 & 1997 (Singapore Tourism Board)
- "Best Decorated Building Award" in 2000 & 2001 (Singapore Tourism Board)
- "Best Christmas Shopping Experience" in 2003 & 2004 (The Association of Shopping Centres Singapore)
- "Merit Award (Community Service)" in MAXI Awards 2003 (International Council of Shopping Centres)
- "Excellent Efforts in Mall Maintenance" in 2004 (Singapore Retailers Association)

Summary of Property Details

Tenure	99 years wef 10 September 1990
Current Gross Floor Area (sq ft)	578,312
Net Lettable Area (sq ft) (As at 30 June 2005)	430,314 (including Seiyu's master lease of 245,914 sq ft)
Number of Tenants	More than 180
Major Tenants	Seiyu, Shaw Theatres, Virtual Land, Live PowerHub and Kinokuniya Bookstore
Occupancy Rate (As at 30 June 2005)	100%
Carpark Lots (Under MCST)	648
Valuation (As at 18 July 2005)	S$580.8 million

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,000 leases from local and international tenants. It currently has a portfolio of seven quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza and Sembawang Shopping Centre. With a market capitalisation of over S$3 billion as at 21 July 2005, it is currently Singapore's largest REIT by market capitalisation.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT. All forecasts and projections are based on CMTML's assumptions as explained in the Circular and the OIS. Yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the price stated in this press release. Any forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of any relevant circulars or offer information statements for details of such forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

PROPOSED ACQUISITION OF JURONG ENTERTAINMENT CENTRE

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), as manager of CapitaMall Trust ("**CMT**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited (the "**Trustee**"), as trustee of CMT, has entered into a conditional sale and purchase agreement (the "**Sale and Purchase Agreement**") with Shaw Jurong Development Pte Ltd ("**Shaw Jurong Development**") in respect of the proposed acquisition ("**Acquisition**") by CMT of the property comprised in the whole of Lot 5796L of Mukim 5 together with the building erected thereon (collectively, the "**Property**"), otherwise known as Jurong Entertainment Centre.

The S$68,000,000 purchase price of the Property was negotiated on a willing-buyer and willing-seller basis, and is based on an independent valuation of the Property by CB Richard Ellis (Pte) Ltd (the "**Independent Valuer**"). It is intended that the acquisition costs of the Property will be funded with additional borrowings by CMT.

Property Description

The Property, located at 2 Jurong East Central 1, Singapore 609731, is a four-storey retail and entertainment complex with over 200 car park lots in the basement. The Property has net lettable area of over 110,000 square feet and is held on a 99-year leasehold estate commencing from 1 March 1991.

Lease Arrangement

Upon the completion of CMT's acquisition of the Property ("**Completion**"), part of it (which currently houses a cineplex with six halls) will be leased to Shaw Theatres Pte Ltd for a term of five years commencing from the date of such Completion, with an option for three further terms of five years each.

Rationale for the Proposed Acquisition

The Manager believes that the Acquisition is in line with CMT's investment strategy of investing in income-producing retail malls. The Manager also believes that the Acquisition will diversify CMT's property portfolio and enhance returns to CMT's unitholders.

Further, with the Manager's pro-active asset and lease management capabilities, the Manager expects that there are opportunities for asset enhancements and tenancy remixing at the Property to improve the gross revenue and net property income generated.

Certain Principal Terms of the Sale and Purchase Agreement

The completion of the Acquisition is conditional upon, among other things, Shaw Jurong Development obtaining either the approval of The President of the Republic of Singapore (the "**Head Lessor**") for the sale of the Property to the Trustee (as trustee of CMT) or the Head Lessor's confirmation that such approval is not required.

Valuation of the Property

The Independent Valuer's valuation report on the Property dated 30 June 2005 was prepared in accordance with the Trustee's instructions. The Independent Valuer valued the Property at S$69,100,000 using the capitalisation approach, the discounted cash flow analysis and the direct comparison method.

Other Information

No person is proposed to be appointed as a director of the Manager in connection with the Acquisition or any other transaction contemplated in relation to the Acquisition.

Based on information available to the Manager, none of the directors of the Manager and the substantial unitholders of CMT has any interest, direct or indirect, in the Acquisition.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
22 July 2005

Important Notice

The value of units in CMT ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

News Release

22 July 2005
For Immediate Release

CMT signs agreement to acquire Jurong Entertainment Centre

Yield accretive acquisition strengthens our foothold in the Jurong East precinct

Singapore, 22 July 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), has entered into a sale and purchase agreement with Shaw Jurong Development Pte Ltd, to acquire Jurong Entertainment Centre for S$68.0 million. The transaction, which is yield accretive to unitholders, is expected to be completed by October 2005.

With an entry property yield of 5.2%, the acquisition provides yield accretion to unitholders. It is higher when compared against CMT's current implied property yield of approximately 4.0%, based on CMT's closing unit price of S$2.51 as at 21 July 2005. The transaction will be financed through additional borrowings.

Upon completion of the transaction, Shaw Theatres Pte Ltd, which currently operates a Cineplex with six halls at the centre, will take up a lease for their Cineplex operations for a term of five years, with an option to renew for three further terms of five years each.

Mr Pua Seck Guan, CEO of CMTML, said, "Jurong Entertainment Centre is a good addition to the CMT portfolio with its excellent transport links and strong surrounding residential and business catchments. Positioned as an entertainment centre, it complements IMM Building in the vicinity, which is positioned as a suburban family shopping mall. The centre offers good value creation opportunities through asset enhancements and tenancy remix. By leveraging on our professional retail cum asset management capabilities, Jurong Entertainment Centre is expected to contribute positively to the bottom line in the near term."

Completed in 1991, Jurong Entertainment Centre is a four-storey building with a 99 year leasehold title (with effect from 1 March 1991). It is strategically located in the heart of Jurong East town centre, along Jurong East Street 13, and is next to the Jurong East Mass Rapid Transit and bus interchange. Jurong East town centre has also been proposed as a major regional centre under the Singapore concept plan. Besides serving the residents in the Jurong

East and Bukit Batok precincts, Jurong Entertainment Centre also serves the business community, from the surrounding International Business Park, Jurong Central Provident Fund Building, Jurong Town Corporate (HQ) Summit and the German Centre. In addition, it is situated next to the Jurong East Community Library. The centre is anchored by Shaw Cinema, Fuji Ice Palace and major tenants include K-Box, McDonalds, KFC, Pizza Hut, Watsons and Morris Allen Study Centre. Currently, the mall enjoys full occupancy.

Summary of Property Details

Tenure	99 years wef 1 March 1991
Site Area (sq ft)	92,072
Permissible Plot Ratio	1.84
Permissible Gross Floor Area (sq ft)	169,640
Net Lettable Area (sq ft)	Over 110,000
Number of Tenants	Over 30
Occupancy	100%
Carpark Lots	221
Valuation (as at 30 June 2005)	S$69.1 million

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,000 leases from local and international tenants. It currently has a portfolio of seven quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza and Sembawang Shopping Centre. With a market capitalisation of over S$3 billion as at 21 July 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT. All forecasts and projections are based on CMTML's assumptions as explained in the Circular and the OIS. Yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the price stated in this press release. Any forecast and projected

financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of any relevant circulars or offer information statements for details of such forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

CapitaMall Trust

PROPOSED ACQUISITION OF JURONG ENTERTAINMENT CENTRE (JEC)



22 July 2005

Introduction

- CMT has entered into a sale and purchase agreement with Shaw Jurong Development Pte Ltd to acquire Jurong Entertainment Centre (JEC) for S$68.0 million (S$618 psf)

- Entry property yield is 5.2%

- Shaw Theatres Pte Ltd, which currently operates a Cineplex with six halls at the centre, will take up a lease for their Cineplex operations for a term of five years, with an option to renew for three further terms of five years each

Investment Objective

- ✓ JEC provides yield accretive returns to CMT – CMT's current implied property yield is approximately 4.0%, based on CMT's closing unit price of S$2.51 as at 21 July 2005
- ✓ Redevelopment opportunities exist with current low plot ratio of 1.84
- ✓ JEC is "under-managed" with low average rent of S$4.62 psf
- ✓ Asset enhancement opportunities exist for JEC
- ✓ Asset provide growth opportunity to CMT

Property Details

Tenure	99 years wef 1 March 1991
Site Area	92,072 sf
GFA- Permissible	169,640 sf
NLA	110,128 sf
Efficiency	64.9%
Plot Ratio	1.84
Car Park Lots	221
Occupancy (retail)	100%
Average Rental (psf pm)	S$4.62
Anchor Tenants	Shaw Cinemas, Fuji Ice Palace, K-Box, McDonalds, KFC, Morris Allen Study Centre

CapitaMall Trust

Location


.com
500m
WEST
PAN-ISLAND
Bukit Batok
BUKIT BATOK
Bukit Batok Flyover
Chinese Garden
Jurong East Flyover
JURONG LAKE
EXPRESSWAY
Toh Guan Flyover
LAY
Jurong East Interchange
Toh Tuck Flyover
Jurong Country Club
RAJAH
IBRAHIM
Teban Flyover
WAY
EXPRESSWAY
JURONG
PANDAN RESERVOIR
Pandan Flyover
WEST
Penjuru Flyover
© 2005 Virtual Map
.com
JURONG
TOWN

Development Guide Plan



1.6
4.2
4.2
JEC
1.84
3.0
8.4
8.4
JURONG EAST
5.6
JURONG
ROAD
7.0

CapitaMall Trust

JEC Competitive Strengths

✓ **Strategic location**	• Next to Jurong East MRT Station and bus interchange • In the heart of Jurong East Town Centre, a major regional centre under the Singapore concept plan
✓ **Large trade area**	• Established residential areas such as Jurong East and Bukit Batok precincts • Business community from the surrounding buildings such as International Business Park, Jurong Central Provident Fund Building and Jurong Town Corporate (HQ) Summit
✓ **High occupancy**	• Occupancy rate of 100% as at 30 June 2005 • Reflects strong tenant demand and provides opportunities to enhance tenancy mix and retail offering
✓ **Diverse tenant base**	• Key tenants include Shaw Cinemas, Fuji Ice Palace, K-Box, McDonalds, KFC and Morris Allen Study Centre

CapitaMall Trust

Potential for Enhancement

✓ Reconfigure retail units to improve marketability & rental potential

✓ Improve existing tenancy mix

✓ Create new retail units and kiosks at common areas

✓ Convert ancillary areas into productive retail space

Opportunities for growth through optimising the usage of retail space of Jurong Entertainment Centre

↑ Gross Revenue

↑ Net Property Income

Conclusion

- Target completion by October 2005
- Transaction will be financed through additional borrowings

CapitaMall Trust

Thank You

CapitaMall Trust

CapitaMall Trust Management Limited
39 Robinson Road,
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6536 3884
http://www.capitamall.com

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Plaza Singapura Circular dated 20 July 2004, please refer to paragraph 9 of this announcement.

Summary of CMT Results
(1 April 2005 to 30 June 2005)

	Actual	Forecast[1]	Increase / (Decrease)
Gross Revenue (S$'000)	57,412	52,827	8.7%
Net Property Income (S$'000)	36,383	34,089	6.7%
Distributable Income (S$'000)	30,322	28,089	7.8%
Distribution Per Unit (cents) For the period 1 Apr 2005 to 30 Jun 2005	2.51¢	2.33¢	7.8%
Annualised	10.07¢	9.34¢	7.8%

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 April 2005 to 30 June 2005.*

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 April 2005 to 30 June 2005
Distribution type	Income
Distribution rate	2.51 cents per unit
Book closure date	2 Aug 2005
Payment date	29 Aug 2005

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan DigitaLife Mall. CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

In the period under review, CMT acquired Sembawang Shopping Centre on 10 June 2005 and completed the acquisition of approximately 13.6% and 78.8% of the strata area of Hougang Plaza on 20 June 2005 and 30 June 2005 respectively. As at 30 June 2005, CMT owned approximately 92.4% of the strata area in Hougang Plaza. CMT has also entered into a conditional sale and purchase agreement to acquire an additional unit and increase the strata area in Hougang Plaza to approximately 96.7%.

Statement of total return (2Q 2005 vs 2Q 2004)

	2Q 2005[1] S$'000	2Q 2004[1] S$'000	Increase / (Decrease) %
Gross rental income	52,685	34,770	51.5
Car park income	1,792	1,240	44.5
Other income	2,935	1,725	70.1
Gross revenue	**57,412**	**37,735**	52.1
Property management fees	(2,113)	(1,393)	51.7
Property tax	(5,189)	(3,027)	71.4
Other property operating expenses [2]	(13,727)	(9,159)	49.9
Property operating expenses	**(21,029)**	**(13,579)**	**54.9**
Net property income	**36,383**	**24,156**	**50.6**
Interest income	**1,224**	**1,193**	2.6
Asset management fees	(3,477)	(2,439)	42.6
Trust expenses	(352)	(280)	25.7
Administrative expenses	**(3,829)**	**(2,719)**	40.8
Net income before finance costs and tax	**33,778**	**22,630**	**49.3**
Finance costs	(5,147)	(2,791)	84.4
Net income before tax	**28,631**	**19,839**	**44.3**
Taxation	NA	NA	-
Net income after tax	**28,631**	**19,839**	**44.3**

The review of the performance can be found in paragraph 8.

Footnotes :

1. *Plaza Singapura was acquired on 2 August 2004. Sembawang Shopping Centre was acquired on 10 June 2005 while 13.6% and 78.8% of the strata area of Hougang Plaza were acquired on 20 June 2005 and 30 June 2005 respectively.*
2. *Included as part of the other property operating expenses are the following:*

	2Q 2005 S$'000	*2Q 2004 S$'000*	*Increase / (Decrease) %*
Depreciation and amortisation	*91*	*164*	*(44.5)*
(Write-back of) / Allowance for doubtful debts and bad debts written off	*(3)*	*61*	*NM*
Assets written off	-	*633*	*(100.0)*

NM – Not meaningful

Statement of total return (1H 2005 vs 1H 2004)

	1H 2005 [1]	1H 2004 [1]	Increase / (Decrease)
	S$'000	S$'000	%
Gross rental income	103,748	69,076	50.2
Car park income	3,598	2,466	45.9
Other income	5,257	3,743	40.4
Gross revenue	**112,603**	**75,285**	**49.6**
Property management fees	(4,153)	(2,763)	50.3
Property tax	(10,381)	(6,319)	64.3
Other property operating expenses [2]	(26,289)	(18,675)	40.8
Property operating expenses	**(40,823)**	**(27,757)**	**47.1**
Net property income	**71,780**	**47,528**	**51.0**
Interest income	2,399	2,584	(7.2)
Asset management fees	(6,904)	(4,647)	48.6
Trust expenses	(690)	(816)	(15.4)
Administrative expenses	**(7,594)**	**(5,463)**	**39.0**
Net income before finance costs and tax	**66,585**	**44,649**	**49.1**
Finance costs	(10,092)	(5,534)	82.4
Net income before tax	**56,493**	**39,115**	**44.4**
Taxation	NA	NA	-
Net income after tax	**56,493**	**39,115**	**44.4**

The review of the performance can be found in paragraph 8.

Footnotes :

1. *Plaza Singapura was acquired on 2 August 2004. Sembawang Shopping Centre was acquired on 10 June 2005 while 13.6% and 78.8% of the strata area of Hougang Plaza were acquired on 20 June 2005 and 30 June 2005 respectively.*
2. *Included as part of the other property operating expenses are the following:*

	1H 2005	*1H 2004*	*Increase / (Decrease)*
	S$'000	*S$'000*	*%*
Depreciation and amortisation	*179*	*323*	*(44.6)*
Allowance for doubtful debts and bad debts written off	*11*	*105*	*(89.5)*
Assets written off (PA system {2005} and escalators {2004})	*201*	*633*	*(68.2)*

1(a)(ii) Distribution statement (2Q 2005 vs 2Q 2004)

	2Q 2005[1] S$'000	2Q 2004[1] S$'000	Increase / (Decrease) %
Net income before tax	28,631	19,839	44.3
Net effect of non-tax deductible items (Note A)	1,691	1,314	28.7
Taxable income available for distribution to unitholders	**30,322**	**21,153**	**43.3**
Note A			
Non-tax deductible items			
- Asset management fees (performance component payable in units)	*1,691*	*1,275*	*32.6*
- Trustee's fees	*186*	*104*	*78.8*
- Temporary differences and other adjustments	*(186)*	*(65)*	*(186.2)*
Net effect of non-tax deductible items	*1,691*	*1,314*	*28.7*

Distribution statement (1H 2005 vs 1H 2004)

	1H 2005[1] S$'000	1H 2004[1] S$'000	Increase / (Decrease) %
Net income before tax	56,493	39,115	44.4
Net effect of non-tax deductible items (Note A)	3,665	2,668	37.4
Taxable income available for distribution to unitholders	**60,158**	**41,783**	**44.0**
Note A			
Non-tax deductible items			
- Asset management fees (performance component payable in units)	*3,369*	*2,323*	*45.0*
- Trustee's fees	*358*	*212*	*68.9*
- Temporary differences and other adjustments	*(62)*	*133*	*NM*
Net effect of non-tax deductible items	*3,665*	*2,668*	*37.4*

NM – Not meaningful

Footnote:
1 Plaza Singapura was acquired on 2 August 2004. Sembawang Shopping Centre was acquired on 10 June 2005 while 13.6% and 78.8% of the strata area of Hougang Plaza were acquired on 20 June 2005 and 30 June 2005 respectively.

1(b)(i) **Balance sheet**

As at 30 Jun 2005 vs 31 Dec 2004

	30 Jun 2005 S$'000	31 Dec 2004 S$'000	Increase / (Decrease) %
Non-current assets			
Plant & equipment	370	389	(4.9)
Investment properties [1]	2,364,676	2,234,950	5.8
Investment in securities	58,000	58,000	-
Total non-current assets	**2,423,046**	**2,293,339**	**5.7**
Current assets			
Trade & other receivables [2]	12,363	9,311	32.8
Cash & cash equivalents [3]	22,139	47,191	(53.1)
Total current assets	**34,502**	**56,502**	**(38.9)**
Less current liabilities			
Trade & other payables	51,626	52,563	(1.8)
Interest bearing loan [4]	123,000	-	N.A
Provision for taxation	367	367	-
Total current liabilities	**174,993**	**52,930**	**230.6**
Net current (liabilities)/assets	**(140,491)**	**3,572**	**NM**
Less non-current liabilities			
Interest bearing loan	660,000	660,000	-
Other non-current liabilities	28,910	26,258	10.1
Total non-current liabilities	**688,910**	**686,258**	**0.4**
Net assets	**1,593,645**	**1,610,653**	**(1.1)**
Unitholders' funds [5]	**1,593,645**	**1,610,653**	**(1.1)**

NM - Not meaningful

Footnotes:

1. *Sembawang Shopping Centre (SSC) was acquired on 10 June 2005 while 13.6% and 78.8% of the strata area of Hougang Plaza (HGP) were acquired on 20 June 2005 and 30 June 2005 respectively.*
   Investment properties are stated at valuation performed by independent professional valuers at the end of the year, adjusted for subsequent capital expenditure capitalised.
2. *The increase is mainly due to the acquisitions of SSC and HGP and deposits paid.*
3. *The decrease is mainly due to the distributions to Unitholders and capital expenditure for asset enhancement works.*

4. *The short-term borrowing was taken up to finance the acquisition of Sembawang Shopping Centre and approximately 92.4% of the strata area of Hougang Plaza.*
5. *The decrease is mainly due to distributions to Unitholders.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	30 Jun 2005 S$'000	31 Dec 2004 S$'000
Secured borrowings		
Amount repayable after one year	660,000	660,000
Unsecured borrowings		
Amount repayable in one year or less, or on demand	123,000	-
	783,000	660,000

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) **Cash flows statement (2Q 2005 vs 2Q 2004)**

	2Q 2005[1] S$'000	2Q 2004[1] S$'000
Operating activities		
Net income before tax	28,631	19,839
Adjustments for:		
Interest income	(1,224)	(1,193)
Finance costs	5,147	2,791
Write-off of assets	-	633
Allowance for doubtful receivables	(3)	(61)
Depreciation and amortisation	110	228
Asset management fees paid/payable in units	1,691	1,275
Operating income before working capital changes	34,352	23,512
Changes in working capital:		
Trade and other receivables	(2,723)	1,458
Trade and other payables	4,014	977
Security deposits	686	686
Cash generated from operating activities	**36,329**	**26,633**
Investing activities		
Interest received	39	6
Net cash outflow on purchase of investment properties	(115,949)	-
Capital expenditure on investment properties	(12,024)	(6,287)
Purchase of plant and equipment	(2)	(73)
Cash flows from investing activities	**(127,936)**	**(6,354)**
Financing activities		
Payment of issue and financing expenses	-	1
Proceeds from interest-bearing loans and borrowings	123,000	-
Distribution to unitholders	(29,745)	-
Interest paid	(4,986)	(2,878)
Cash flows from financing activities	**88,269**	**(2,877)**
Net (decrease)/increase in cash and cash equivalent	**(3,338)**	**17,402**
Cash and cash equivalent at beginning of period	**25,477**	**25,135**
Cash and cash equivalent at end of period	**22,139**	**42,537**

Footnote :

1. Plaza Singapura was acquired on 2 August 2004. Sembawang Shopping Centre was acquired on 10 June 2005 while 13.6% and 78.8% of the strata area of Hougang Plaza were acquired on 20 June 2005 and 30 June 2005 respectively.

Cash flows statement (1H 2005 vs 1H 2004)

	1H 2005 [1] S$'000	1H 2004 [1] S$'000
Operating activities		
Net income before tax	56,493	39,115
Adjustments for:		
Interest income	(2,399)	(2,584)
Finance costs	10,092	5,534
Write-off of assets	201	633
Allowance for doubtful receivables	11	105
Depreciation and amortisation	217	344
Asset management fee paid/payable in units	3,369	2,323
Operating income before working capital changes	67,984	45,470
Changes in working capital:		
Trade and other receivables	(2,954)	(1,077)
Trade and other payables	8,547	3,181
Security deposits	1,350	1,071
Cash generated from operating activities	**74,927**	**48,645**
Investing activities		
Interest received	2,439	19
Payment of upfront land premium on investment property	-	(55,703)
Net cash outflow on purchase of investment properties	(115,949)	-
Capital expenditure on investment properties	(20,702)	(11,716)
Purchase of plant and equipment	(66)	(108)
Cash flows from investing activities	**(134,278)**	**(67,508)**
Financing activities		
Payment of issue and financing expenses	-	(136)
Proceeds from interest-bearing loans and borrowings	123,000	55,703
Distribution to unitholders	(78,715)	(37,973)
Interest paid	(9,986)	(5,597)
Cash flows from financing activities	**34,299**	**11,997**
Net decrease in cash and cash equivalent	**(25,052)**	**(6,866)**
Cash and cash equivalent at beginning of period	**47,191**	**49,403**
Cash and cash equivalent at end of period	**22,139**	**42,537**

Footnote :

1. Plaza Singapura was acquired on 2 August 2004. Sembawang Shopping Centre was acquired on 10 June 2005 while 13.6% and 78.8% of the strata area of Hougang Plaza were acquired on 20 June 2005 and 30 June 2005 respectively.

1(d)(i) **Statement of changes in unitholders' funds (2Q 2005 vs 2Q 2004)**

As at 30 Jun 2005 vs 30 Jun 2004

	2Q 2005[1] S$'000	2Q 2004[1] S$'000
Balance as at beginning of period	**1,593,068**	**954,670**
Operations		
Net income after tax	28,631	19,839
Net increase in net assets resulting from operations	**28,631**	**19,839**
Unitholders' transactions		
Creation of units		
- fair value of management fee paid in units	156	1,108
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,535	-
Issue expenses	-	1
Distribution to unitholders[2]	(29,745)	-
Net (decrease) / increase in net assets resulting from unitholders' transactions	**(28,054)**	**1,109**
Balance as at end of period	**1,593,645**	**975,618**

Footnotes:

1. *Plaza Singapura was acquired on 2 August 2004. Sembawang Shopping Centre was acquired on 10 June 2005 while 13.6% and 78.8% of the strata area of Hougang Plaza were acquired on 20 June 2005 and 30 June 2005 respectively.*
2. *For 2Q 2005, refers to distribution for the period 1 January 2005 to 31 March 2005 paid in May 2005.*

Statement of changes in unitholders' funds (1H 2005 vs 1H 2004)

As at 30 Jun 2005 vs 30 Jun 2004

	1H 2005[1] S$'000	1H 2004[1] S$'000
Balance as at beginning of period	**1,610,653**	**972,443**
Operations		
Net income after tax	56,493	39,115
Net increase in net assets resulting from operations	**56,493**	**39,115**
Unitholders' transactions		
Creation of units		
- *management fee paid in units*	3,679	2,099
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,535	
Issue expenses	-	(66)
Distribution to unitholders [2]	(78,715)	(37,973)
Net decrease in net assets resulting from unitholders' transactions	**(73,501)**	**(35,940)**
Balance as at end of period	**1,593,645**	**975,618**

Footnotes:

1. *Plaza Singapura was acquired on 2 August 2004. Sembawang Shopping Centre was acquired on 10 June 2005 while 13.6% and 78.8% of the strata area of Hougang Plaza were acquired on 20 June 2005 and 30 June 2005 respectively.*
2. *For 1H 2005, refers to distribution for the period 2 August 2004 to 31 December 2004 paid in February 2005 and distribution for the period 1 January 2005 to 31 March 2005 paid in May 2005.*
   For 1H 2004, refers to distribution for the period of 26 June 2003 to 31 December 2003 paid in February 2004.

1(d)(ii) **Details of any change in the issued and issuable units (2Q 2005 vs 2Q 2004)**

	2Q 2005 Units	2Q 2004 Units
Issued units as at beginning of period	**1,204,255,959**	**906,781,421**
New units issued :		
- As payment of asset management fees [1]	726,487	748,666
Issued units as at end of period	**1,204,982,446**	**907,530,087**
New units to be issued :		
- As payment of asset management fees [2]	648,420	-
Total issued and issuable units as at end of period	**1,205,630,866**	**907,530,087**

Footnotes:

1. *These are the performance component of the asset management fees for 1Q 2005 and 1Q 2004 which were issued in May 2005 & April 2004 respectively.*
2. *This is the performance component of the asset management fees for 2Q 2005 which will be issued in August 2005.*

Details of any change in the issued and issuable units (1H 2005 vs 1H 2004)

	1H 2005 Units	1H 2004 Units
Issued units as at beginning of period	**1,203,200,009**	**906,063,427**
New units issued :		
- As payment of asset management fees [1]	1,782,437	1,466,660
Issued units as at end of period	**1,204,982,446**	**907,530,087**
New units to be issued :		
- As payment of asset management fees [2]	648,420	-
Total issued and issuable units as at end of period	**1,205,630,866**	**907,530,087**

Footnotes:

1. *For 1H 2005, refers to the performance component of the asset management fees for 4Q 2004 and 1Q 2005 which were issued in February 2005 and May 2005.*
   For 1H 2004, refers to the performance component of the asset management fees for 4Q 2003 and 1Q 2004 which were issued in February 2004 and April 2004 respectively.
2. *For 1H 2005, refers to the performance component of the asset management fees for 2Q 2005 which will be issued in August 2005.*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the period ended 31 December 2004.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

There are no significant changes in the accounting policies and methods of computation.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (2Q 2005 vs 2Q 2004)

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used.

	2Q 2005	2Q 2004	1H 2005	1H 2004
Weighted average number of units in issue	1,204,695,045	907,299,728	1,204,255,024	906,902,499
Earnings per unit ("EPU")				
Based on the weighted average number of units in issue	2.38¢	2.19¢	4.69¢	4.31¢
Based on fully diluted basis	2.38¢	2.19¢	4.69¢	4.31¢
Number of units in issue at end of period	1,204,982,446	907,530,087	1,204,982,446	907,530,087
Distribution per unit ("DPU") Based on the number of units in issue at end of period	2.51¢	2.33¢	4.98¢	4.60¢

Footnote:
1. *EPU is calculated based on net income after tax.*

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	30/06/2005	31/12/2004
NAV per unit	$1.32	$1.34
Adjusted NAV per unit (excluding the distributable income)	$1.30	$1.30

8 **Review of the performance**

	2Q 2005 S$'000	2Q 2004 S$'000	1Q 2005 S$'000	1H 2005 S$'000	1H 2004 S$'000
Income statement					
Gross revenue	**57,412**	**37,735**	**55,191**	**112,603**	**75,285**
Property operating expenses	(21,029)	(13,579)	(19,794)	(40,823)	(27,757)
Net property income	**36,383**	**24,156**	**35,397**	**71,780**	**47,528**
Interest income	1,224	1,193	1,175	2,399	2,584
Administrative expenses	(3,829)	(2,719)	(3,765)	(7,594)	(5,463)
Finance costs	(5,147)	(2,791)	(4,945)	(10,092)	(5,534)
Net income before tax	**28,631**	**19,839**	**27,862**	**56,493**	**39,115**

	2Q 2005 S$'000	2Q 2004 S$'000	1Q 2005 S$'000	1H 2005 S$'000	1H 2004 S$'000
Distribution statement					
Net income before tax	28,631	19,839	27,862	56,493	39,115
Net effect of non-tax deductible / (chargeable) items	1,691	1,314	1,974	3,665	2,668
Taxable income available for distribution to unitholders	**30,322**	**21,153**	**29,836**	**60,158**	**41,783**
Distribution per unit (in cents)					
For the period	**2.51¢**	**2.33¢**	**2.47¢**	**4.98¢**	**4.60¢**
Annualised	**10.07¢**	**9.37¢**	**10.02¢**	**10.06¢**	**9.25¢**

2Q 2005 vs 2Q 2004

Gross revenue for 2Q 2005 was S$57.4 million, an increase of S$19.6 million or 52.1% from 2Q 2004. This was mainly due to gross revenue of S$15.4 million from Plaza Singapura which was acquired on 2 August 2004. The higher revenue was also due to higher rental income arising from higher rental rates achieved by the malls on new and renewal leases, income from new areas created at Junction 8, as well as higher income from other income initiatives.

Property operating expenditure for 2Q 2005 was S$21.0 million, an increase of S$7.5 million or 54.9% from 2Q 2004. This was mainly due to expenses of S$4.5 million from Plaza Singapura which was acquired on 2 August 2004, as well as higher advertising and promotional expenditure and higher property tax as a result of higher revenue.

Interest income for 2Q 2005 was S$1.2 million. This was mainly the interest derived from the investment in Class E bonds of CapitaRetail Singapore Limited.

Administrative expenses for 2Q 2005 were S$3.8 million, an increase of S$1.1 million or 40.8% over the corresponding period. This was due mainly to an increase in asset management fees as a result of the higher revenue generated and higher property values under management.

Finance costs were S$5.1 million for the period, an increase of S$2.4 million or 84.4% from 2Q 2004. This was mainly due to the additional borrowings of S$335 million taken up in August 2004 to part finance the acquisition of Plaza Singapura.

2Q 2005 vs 1Q 2005

Gross revenue for 2Q 2005 was S$2.2 million or 4.0% higher compared to 1Q 2005. This was mainly due to higher rental rates achieved on new and renewal leases, higher income from other income initiatives and contributions from the acquisition of Hougang Plaza and Sembawang Shopping Centre.

Property operating expenditure was S$1.2 million or 6.2% higher against 1Q 2005 mainly due to higher advertising and promotional expenditure.

1H 2005 vs 1H 2004

Gross revenue of S$112.6 million for the period was S$37.3 million or 49.6% higher from 1H 2004. The increase was mainly due to revenue of S$30.3 million from Plaza Singapura which was acquired on 2 August 2004 and higher rental income achieved by the malls as a result of higher rental rates achieved on new and renewal leases, income from new areas created at Junction 8, as well as higher income from other income initiatives.

Property operating expenditure for the period was S$40.8 million, an increase of S$13.0 million or 47.1% from 1H 2004. The higher operating expenses were mainly due to S$8.9 million from Plaza Singapura which was acquired on 2 August 2004, higher advertising and promotional expenditure, non-recurring maintenance expenses incurred and higher property tax as a result of higher revenue achieved.

Administrative expenses for 1H 2005 were S$7.6 million, an increase of S$2.1 million or 39.0% over the corresponding period. This was due mainly to an increase in asset management fees as a result of higher revenue generated and higher property values under management.

Finance costs were S$10.1 million for the period, S$4.6 million or 82.4% higher than 1H 2004. This was mainly due to the additional borrowings of S$335 million taken up in August 2004 to part finance the acquisition of Plaza Singapura.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

9(i) **Income statement (Actual vs Forecast)**

	Actual 2Q 2005 S$'000	Forecast 2Q 2005[1] S$'000	Increase / (Decrease) %
Gross rental income	52,685	49,857	5.7
Car park income	1,792	1,629	10.0
Other income	2,935	1,341	118.9
Gross revenue	**57,412**	**52,827**	8.7
Property management fees	(2,113)	(1,966)	7.5
Property tax	(5,189)	(4,528)	14.6
Other property operating expenses	(13,727)	(12,244)	12.1
Property operating expenses	**(21,029)**	**(18,738)**	12.2
Net property income	**36,383**	**34,089**	6.7
Interest income	1,224	1,281	(4.4)
Asset management fees	(3,477)	(3,224)	7.8
Trust expenses	(352)	(544)	(35.3)
Administrative expenses	**(3,829)**	**(3,768)**	1.6
Net income before finance costs and tax	**33,778**	**31,602**	6.9
Finance costs	(5,147)	(5,429)	(5.2)
Net income before tax	**28,631**	**26,173**	9.4

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 April 2005 to 30 June 2005.*

9(ii) **Distribution statement (Actual vs Forecast)**

	Actual 2Q 2005 S$'000	Forecast[1] 2Q 2005 S$'000	Increase / (Decrease) %
Net income before tax	28,631	26,173	9.4
Net effect of non-tax deductible items	1,691	1,916	(11.7)
Taxable income available for distribution to unitholders	**30,322**	**28,089**	**7.8**
Distribution per unit (in cents)			
For the period	**2.51¢**	**2.33¢**	**7.8**
Annualised	**10.07¢**	**9.34¢**	**7.8**

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 April 2005 to 30 June 2005.*

		Actual 2Q 2005 S$'000	Forecast 2Q 2005[1] S$'000	Increase / (Decrease) %
9(iii)	**Breakdown of gross revenue**			
	Tampines Mall	12,573	12,064	4.2
	Junction 8	10,517	9,145	15.0
	Funan DigitaLife Mall	5,495	5,492	0.1
	IMM Building	13,076	11,230	16.4
	Plaza Singapura	15,407	14,896	3.4
	Hougang Plaza & Sembawang Shopping Centre	344	-	N.A
	Gross revenue	**57,412**	**52,827**	**8.7**

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 April 2005 to 30 June 2005.*

		Actual 2Q 2005 S$'000	Forecast 2Q 2005[1] S$'000	Increase / (Decrease) %
9(iv)	**Breakdown of net property income**			
	Tampines Mall	8,730	8,440	3.4
	Junction 8	6,473	6,131	5.6
	Funan DigitaLife Mall	3,374	3,163	6.7
	IMM Building	6,658	5,424	22.8
	Plaza Singapura	10,957	10,931	0.2
	Hougang Plaza & Sembawang Shopping Centre	191	-	N.A
	Net property income	**36,383**	**34,089**	**6.7**

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 April 2005 to 30 June 2005.*

9(v) **Review of the performance**

Gross revenue for the period from 1 April 2005 to 30 June 2005 was S$57.4 million, an increase of S$4.6 million or 8.7% from the forecast for the same period. The higher revenue was mainly due to higher rental rates achieved on new and renewal leases and higher revenue from IMM Building as a result of the rescheduling of the asset enhancement works which was forecast to commence in January 2005. As a result of the reschedule, some tenants which were forecast to be affected by the asset enhancement works were renewed at preceding rents.

Property operating expenses were S$21.0 million, an increase of S$2.3 million or 12.2% from forecast. This was due mainly to higher property tax, higher advertising and promotional expenditure and non-recurring maintenance expenses.

As a result of the above, net property income increased by S$2.3 million or 6.7% compared to forecast for the period from 1 April 2005 to 30 June 2005.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy registered a slowdown in real GDP growth to 2.5% in 1Q 2005, from 6.5% in 4Q 2004. Growth momentum, on an annualised quarter-on-quarter basis declined by 5.5% after a 7.9% rise in 4Q 2004. Total demand increased by 7.3% in 1Q 2005 compared to 13.2% in 4Q 2004. This slowdown was due to a contraction of domestic demand by 3.6% as well as a moderation of growth of external demand to 11.3%.

All major sectors, except construction, registered positive, albeit slower growth in 1Q 2005. Retail sales, excluding motor vehicles, grew by 5.2% this quarter compared with last quarter's growth of 3.0%. A growth rate of 2.7% was observed for hotel and restaurants in 1Q 2005, due to an increase in hotel accommodation revenue as well as an increase in food and beverage revenue.

Growth this year is projected to be between 2.5% to 4.5%. The retail property market is expected to remain resilient with rentals expected to be stable and with possible rental improvement expected for better managed malls.

Outlook for 2005

The manager of CMT is optimistic to exceed the projected distribution per unit of 9.34 cents for 2005 as stated in the Plaza Singapura Circular dated 20 July 2004, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 1 April 2005 to 30 June 2005
Distribution type	: Income
Distribution rate	: 2.51 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: NA

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?

Name of distribution	: Cumulative Distribution for 1 January 2004 to 1 August 2004
Distribution type	: Income
Distribution rate	: 5.41 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	:

11(c) Date payable : 29 Aug 2005

11(d) Book closure date : 2 Aug 2005

12 <u>If no distribution has been declared/recommended, a statement to that effect</u>

NA

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Michelle Koh

Company Secretary

22 July 2005

CapitaMall Trust

News Release

22 July 2005
For Immediate Release

CMT's 2Q2005[1] Distribution Exceeds Forecast[2] by 7.8%

Singapore, 22 July 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$30.3 million to unitholders for the period from 1 April 2005 to 30 June 2005. This is an increase of S$2.2 million over the forecast[2] of S$28.1 million. Distribution Per Unit ("DPU") for the period is 2.51 cents (annualised 10.07 cents), which is 7.8% higher than the forecast[2] DPU of 2.33 cents (annualised 9.34 cents). When compared against the corresponding period last year, from 1 April 2004 to 30 June 2004, DPU registered an increase of 7.5% from 9.37 cents (annualised) to 10.07 cents (annualised). Given this DPU, the annualised distribution yield of units in CMT ("Units") is 4.01%, based on the closing price of S$2.51 per unit on 21 July 2005. The Book Closure Date is on 2 August 2005, and unitholders can expect to receive their second quarterly distribution of 2.51 cents per unit on 29 August 2005.

Summary of CMT Results
(1 April 2005 to 30 June 2005)

	Actual	**Forecast[2]**	**Variance**	
			Amount	**%**
Gross Revenue (S$'000)	57,412	52,827	4,585	8.7
Net Property Income (S$'000)	36,383	34,089	2,294	6.7
Distributable Income to Unitholders (S$'000)	30,322	28,089	2,233	7.8
Distribution Per Unit (cents)				
For the period 1 Apr 2005 to 30 Jun 2005	2.51¢	2.33¢	0.18¢	7.8%
Annualised	**10.07¢**	**9.34¢**	**0.73¢**	**7.8%**
Distribution Yield				
- S$2.38 per unit (closing as at 30 Jun 2005)	**4.23%**	**3.92%**	**0.31%**	**7.8%**
- S$2.51 per unit (closing as at 21 Jul 2005)	**4.01%**	**3.72%**	**0.29%**	**7.8%**

[1] For the period from 1 April to 30 June 2005.
[2] The forecast is based on management's forecast in the CMT Circular dated 20 July 2004.

Mr Hsuan Owyang, Chairman of CMTML, said, "We are pleased that CMT has once again exceeded forecasts to deliver higher returns to unitholders. CMT's share price has appreciated 162% since its IPO three years ago. Distribution per Unit (DPU) has also grown by 49% over the same period. This is evident from the increase in our annualised DPU from 6.78 cents at IPO to 10.07 cents for this quarter. Through yield accretive acquisitions, asset enhancements and reconfiguration works, we have been able to drive DPU growth which accounts significantly for CMT's share price appreciation. Going forward, these components will remain as key growth drivers to keep generating sustainable total returns for unitholders."

Mr Pua Seck Guan, CEO of CMTML, said, "Our portfolio of quality assets, proactive asset management approach and growth strategy are core attributes which have contributed to CMT's robust performance. With our multi-pronged strategy and consistent track record, we have established a strong platform to drive DPU growth in the years ahead. IMM Building, together with the recently acquired Hougang Plaza and Sembawang Shopping Centre, will provide value adding opportunities within the portfolio in the near term. These three assets, along with future acquisition of quality assets, will constitute the continuous growth pipeline put in place for CMT unitholders."

CMT's Gross Revenue for the period, including Hougang Plaza and Sembawang Shopping Centre which were acquired in June 2005, was S$57.4 million. This is an increase of S$4.6 million or 8.7% over the forecast[2]. Excluding the two new acquisitions, CMT's Gross Revenue for the period was S$57.1 million, an increase of S$4.2 million or 8.0% above the forecast[2]. All malls across the portfolio performed better than forecast[2]. In particular, Junction 8 and IMM Building registered an increase of 15% or S$1.4 million and 16.4% or S$1.8 million respectively against the forecast[2]. In the case of Junction 8, the better performance was attributed to the positive impact of the phase two enhancement works which were completed at the end of 2004. As for IMM Building, the higher income is due to the continuing rental stream from tenants who would have otherwise been affected by the asset enhancement works which has been rescheduled to a later part of this year so as to encompass an enlarged scope of work. Net Property Income also exceeded forecast[2] across the portfolio, presenting an increase of 6.7% or S$2.3 million including the new acquisitions. Excluding the newly acquired properties, Net Property Income better the forecast[2] by 6.2% or S$2.1 million. The enhanced performance for the entire portfolio is largely attributed to the higher revenue achieved on new and renewed leases and higher revenue from IMM Building.

Property Update

On Level 6 at **Plaza Singapura**, the space previously occupied by E-Zone has been reconfigured to maximise efficiency. The reconfigured space is now tenanted by The Manhattan Fish Market, Ichiban Sushi and Comics Connection. The reconfiguration works increased average rental per square feet for the area by 28.7%. Consequently, rental revenue also grew S$0.12 million per annum. On Level 1, SK Jewellery now occupies the space where the Customer Service Counter (CSC) was previously located. The CSC has been relocated to Basement 2. The relocation of the CSC to lower yielding spaces resulted in rental revenue increasing S$0.17 million per annum.

On Level 1 at **IMM Building**, four permanent glass kiosks were erected to optimise the space efficiency and to further strengthen the trade mix on that level. The new tenants, each occupying approximately 200 square feet, include Vincent Watch, Beauty Language, Elementz and G-Force Network. All tenants have commenced operation in May 2005. The additions provided an increase in revenue of $0.27 million per annum.

An area designated as the Beauty Hub on Level 3 of **Tampines Mall**, occupied by Jean Yip Hub, Reds Hair Salon and Sand Arts, commenced business on schedule in May 2005. The area which was carved out by converting common corridor space into leasable space resulted in a 59% increase in monthly rental. On Basement 1, where the reconfiguration of food kiosk area will increase the total number of food kiosks from 13 to 18, more than 70% of the food kiosks have been leased to date. Enhancement work will commence in the third quarter 2005 and is expected to be completed by fourth quarter 2005.

In May 2005, Funan The IT Mall was rebranded as **Funan DigitaLife Mall** to better reflect the tenant mix and the positioning of the mall. The rebranding exercise also tied in with the launch of Inbox5, a thematic zone on Level 5 with a focus on digital and electronic devices, in June 2005. With more than 90% of the leases committed and operational, the opening of Inbox5 lifted rental revenue by S$0.44 million per annum. The overall repositioning effort has also increased shoppers' traffic by 165% since IPO, with shoppers' traffic crossing the 1 million mark in June 2005.

On Level 3 at **Junction 8**, the construction of an Open Landscape Plaza, featuring a children's playground, stage facilities and promotional space, has been completed on schedule in June 2005. Since its opening, the plaza has been the venue of choice for

many celebrity appearances. In addition to creating more buzz at the mall, it has also helped to drive shoppers' traffic to the upper levels.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of seven quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza and Sembawang Shopping Centre. With a market capitalisation of over S$3 billion as at 21 July 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.
Visit CMT's website at www.capitamall.com for more details.

Important Notice
The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT. All forecasts and projections are based on CMTML's assumptions as explained in the Circular and the OIS. Yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the price stated in this press release. Any forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of any relevant circulars or offer information statements for details of such forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

CapitaMall Trust

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **2 August 2005 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 2.51 cents per unit in CMT ("**Unit**") for the period from 1 April 2005 to 30 June 2005 (the "**Distribution**").

Holders of Units ("**Unitholders**") whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on 29 August 2005.

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross Distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a Distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their Distribution net of 20% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 4 August 2005.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by 17 August 2005 at 5.00 p.m. in order to receive a gross Distribution or a Distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The Distribution is considered as income for the year 2005. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross Distribution as taxable income in their income tax return for the year of assessment 2006.

IMPORTANT DATES AND TIMES

2 August 2005 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 17 August 2005 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
29 August 2005	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
22 July 2005

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

SECOND QUARTER 2005 FINANCIAL RESULTS PRESENTATION

CapitaMall Trust

22 July 2005

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CMT Circular to Unitholders dated 20 July 2004. This shall be read in conjunction with paragraph 9 of CMT 2005 Second Quarter Unaudited Financial Statement Masnet announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

Financial Highlights

Financial Results : 2Q 2005 (1 Apr – 30 Jun 2005)

Distribution Per Unit of 2.51 cents Exceeds Forecast by 7.8%

1 Apr to 30 Jun 2005

	Actual	Forecast[1]	Variance	Change%
Distributable income	S$30.32 m	S$28.09 m	+ S$2.23 m	+7.8
Distribution per unit	2.51¢	2.33¢	+ 0.18¢	+7.8
Annualised distribution per unit	10.07¢	9.34¢	+ 0.73¢	+7.8
Annualised distribution yield *(Based on unit price of S$2.51 on 21 July 2005)*	4.01%	3.72%	+ 0.29%	+7.8

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.

CapitaMall Trust

Financial Results : 1H 2005 (1 Jan – 30 Jun 2005)

Distribution Per Unit of 4.98 cents Exceeds Forecast by 7.6%

1 Jan to 30 Jun 2005	Actual	Forecast[1]	Variance	Change%
Distributable income	S$60.16 m	S$55.90 m	+ S$4.26 m	+ 7.6
Distribution per unit	4.98¢	4.63¢	+ 0.35¢	+ 7.6
Annualised distribution per unit	10.06¢	9.34¢	+ 0.72¢	+ 7.6
Annualised distribution yield (Based on unit price of S$2.51 on 21 July 2005)	4.01%	3.72%	+ 0.29%	+ 7.6

Summary of renewals/new leases[2]:
(1 January – 30 June 2005)

- **Achieved vs preceding rental rates** + 11.8%
- **Achieved vs forecast rental rates[3]** + 3.3%

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Only renewal of retail units not budgeted to be affected by AEI works were taken into account, 62 units originally budgeted to be affected by AEI works at IMM Level 2 and Level 3 were excluded from the analysis.
3. Forecast rental rates is the basis for forecast shown in the CMT Circular dated 20 Jul 2004.

CapitaMall Trust

Financial Results : DPU Comparison

2Q 2005 Distribution Per Unit Increased 7.5% over 2Q 2004

	2Q 2005	2Q 2004	Variance	Change%
Annualised distribution per unit	10.07¢	9.37¢	+ 0.70¢	+7.5
Annualised distribution yield (Based on unit price of S$2.51 on 21 July 2005)	4.01%	3.73%	+ 0.28%	+7.5

1H 2005 Distribution Per Unit Increased 8.8% over 1H 2004

	1H 2005	1H 2004	Variance	Change%
Annualised distribution per unit	10.06¢	9.25¢	+ 0.81¢	+8.8
Annualised distribution yield (Based on unit price of S$2.51 on 21 July 2005)	4.01%	3.69%	+ 0.32%	+8.8

CapitaMall Trust

Consistently Outperformed DPU Forecasts

	Original Forecast (Annualised)	Revised Forecast (Annualised)	Actual Paid (Annualised)	Variance from Forecast
2002	6.78 ¢ [1]	NA	7.35 ¢	⬆ 8%
1H 2003	6.96 ¢ [2]	NA	7.51 ¢	⬆ 8%
2H 2003	6.96 ¢ [2]	8.04 ¢ [5]	8.53 ¢	⬆ 6%
1H 2004	8.14 ¢ [3]	8.59 ¢ [6]	9.25 ¢	⬆ 8%
2H 2004	8.14 ¢ [3]	9.21 ¢ [7]	9.80 ¢	⬆ 6%
1Q 2005	9.34 ¢ [4]	NA	10.02 ¢	⬆ 7%
2Q 2005	9.34 ¢ [4]	NA	10.07 ¢	⬆ 7.8%

1. Annualised forecast based on the forecast shown in the CMT Offering Circular dated 28 Jun 2002.
2. Based on the forecast shown in the CMT Offering Circular dated 28 Jun 2002.
3. Based on the forecast shown in the CMT Circular dated 11 Jun 2003.
4. Based on the forecast shown in the CMT Circular dated 20 Jul 2004.
5. Based on the forecast shown in the CMT Circular dated 11 Jun 2003, for all the properties, excluding Plaza Singapura, for the period Jun to Dec 2003, pro-rated for the period from 26 Jun to 31 Dec 2003.
6. Based on the forecast shown in the CMT Circular dated 11 Jun 2003 (and subsequently updated in the CMT Offer Information Statement dated 9 Dec 2003) for all the properties, excluding Plaza Singapura, for the financial year ended 31 Dec 2004, pro-rated for the period from 1 Jan to 1 Aug 2004.
7. Based on the forecast shown in the CMT Circular dated 20 Jul 2004, for all the properties including Plaza Singapura, for the period 1 Aug to 31 Dec 2004, pro-rated for the period from 2 Aug to 31 Dec 2004.

CapitaMall Trust

Distribution Details

Distribution Period	1 April to 30 June 2005
Distribution Rate	2.51 cents per unit

Distribution Timetable

Notice of Book Closure Date	22 July 2005
Last Day of Trading on "cum" Basis	28 July 2005, 5.00 pm
Ex-Date	29 July 2005, 9.00 am
Book Closure Date	2 August 2005, 5.00 pm
Distribution Payment Date	29 August 2005

CapitaMall Trust

Financial Results

Distribution Statement : 2Q 2005 (1 Apr – 30 Jun 2005)

1 Apr to 30 Jun 2005	Actual S$'000	Forecast[1] S$'000	Variance (%)
Gross Revenue	57,412	52,827	8.7[2]
Less property expenses	(21,029)	(18,738)	12.2[2]
Net property income	**36,383**	**34,089**	**6.7**[2]
Interest Income	1,224	1,281	(4.4)
Administrative expenses	(3,829)	(3,768)	1.6
Interest expenses	(5,147)	(5,429)	(5.2)
Net income before tax	28,631	**26,173**	**9.4**
Non-tax deductible (chargeable) items	1,691	1,916	(11.7)
Distributable income to unitholders	**30,322**	**28,089**	**7.8**
Distribution per unit (in cents) for period	**2.51 ¢**	**2.33 ¢**	**7.8**
Annualised distribution per unit (in cents)	**10.07 ¢**	**9.34 ¢**	**7.8**

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005:
   - *actual gross revenue is S$57,068K, an increase of 8.0% over the forecast*
   - actual property expenses is S$20,876K, an increase of 11.4% over the forecast
   - actual net property income is S$36,192K, an increase of 6.2% over the forecast

CapitaMall Trust

Distribution Statement : 1H 2005 (1 Jan – 30 Jun 2005)

1 Jan to 30 Jun 2005	Actual S$'000	Forecast[1] S$'000	Variance (%)
Gross Revenue	112,603	105,784	6.4[2]
Less property expenses	(40,823)	(37,933)	7.6[2]
Net property income	**71,780**	**67,851**	**5.8[2]**
Interest Income	2,399	2,550	(5.9)
Administrative expenses	(7,594)	(7,535)	0.8
Interest expenses	(10,092)	(10,798)	(6.5)
Net income before tax	56,493	**52,068**	**8.5**
Non-tax deductible (chargeable) items	3,665	3,832	4.4
Distributable income to unitholders	**60,158**	**55,900**	**7.6**
Distribution per unit (in cents) for period	**4.98 ¢**	**4.63 ¢**	**7.6**
Annualised distribution per unit (in cents)	**10.06 ¢**	**9.34 ¢**	**7.6**

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005:
   - actual gross revenue is S$112,259K, an increase of 6.1% over the forecast
   - actual property expenses is S$40,670K, an increase of 7.2% over the forecast
   - actual net property income is S$71,589K, an increase of 5.5% over the forecast

Property Gross Revenue : 2Q 2005 (1 Apr – 30 Jun 2005)

Gross Revenue Exceeded Forecast[1] Across The Portfolio



1 Apr to 30 Jun 2005
CMT Portfolio
Existing Portfolio
(excl. new assets[2])
57.4
57.1
52.8
8.7%
Tampines Mall
12.6
12.1
Junction 8
10.5
9.1
Funan DigitaLife Mall
5.5
5.5
IMM Building
13.1
11.2
Plaza Singapura
15.4
14.9
2Q Actual
2Q Forecast
0
10
20
30
40
50
60
S$ million

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.

CapitaMall Trust

Property Operating Expenses : 2Q 2005 (1 Apr – 30 Jun 2005)



1 Apr to 30 Jun 2005
CMT Portfolio
Existing Portfolio (excl. new assets[2])
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building
Plaza Singapura
21.0
20.9
18.7
12.2%
3.9
3.6
4.0
3.0
2.1
2.3
6.4
5.8
4.5
4.0
2Q Actual
2Q Forecast[1]
0
5
10
15
20
25
S$ million

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.

CapitaMall Trust

Net Property Income : 2Q 2005 (1 Apr – 30 Jun 2005)

Net Property Income Exceeded Forecast[1] Across The Portfolio



1 Apr to 30 Jun 2005
CMT Portfolio
Existing Portfolio
(excl. new assets[2])
36.4
36.2
34.1
6.7%
Tampines Mall
8.7
8.5
Junction 8
6.5
6.1
Funan DigitaLife Mall
3.4
3.2
IMM Building
6.7
5.4
Plaza Singapura
10.9
10.9
2Q Actual
2Q Forecast
0
5
10
15
20
25
30
35
40
S$ million

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.

CapitaMall Trust

Property Gross Revenue : 1H 2005 (1 Jan – 30 Jun 2005)

Gross Revenue Exceeded Forecast[1] Across The Portfolio



1 Jan to 30 Jun 2005
CMT Portfolio
Existing Portfolio (excl. new assets²)
55.2
57.4
112.6
55.2
57.1
112.3
53.0
52.8
105.8
6.4%
Tampines Mall
12.3
12.6
24.9
12.0
12.1
24.1
Junction 8
9.5
10.5
20.0
9.3
9.1
18.4
Funan DigitaLife Mall
5.6
5.5
11.1
5.5
5.5
11.0
IMM Building
13.0
13.1
26.1
11.9
11.2
23.1
Plaza Singapura
14.8
15.4
30.2
14.3
14.9
29.2
1Q Actual
2Q Actual
1Q Forecast
2Q Forecast
0
20
40
60
80
100
120
S$ million

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.

CapitaMall Trust

Property Operating Expenses : 1H 2005 (1 Jan – 30 Jun 2005)



1 Jan to 30 Jun 2005
CMT Portfolio
Existing Portfolio (excl. new assets[2])
19.8
21.0
40.8
19.8
20.9
40.7
19.2
18.7
37.9
7.6%
Tampines Mall
4.0
3.9
7.9
3.9
3.6
7.5
Junction 8
2.9
4.0
6.9
3.2
3.3
6.2
Funan DigitaLife Mall
2.1
2.1
4.2
2.2
2.3
4.5
IMM Building
6.5
6.4
12.9
5.8
5.8
11.6
Plaza Singapura
4.3
4.5
8.8
4.1
4.3
8.1
1Q Actual
2Q Actual
1Q Forecast[1]
2Q Forecast[1]
0
5
10
15
20
25
30
35
40
45
S$ million

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.

CapitaMall Trust

Net Property Income : 1H 2005 (1 Jan – 30 Jun 2005)

Net Property Income Exceeded Forecast[1] Across The Portfolio

1 Jan to 30 Jun 2005



CMT Portfolio
Existing Portfolio (excl. new assets[2])
35.4
36.4
71.8
35.4
36.2
71.6
33.8
34.1
67.9
5.8%
Tampines Mall
8.3
8.7
17.0
8.1
8.5
16.6
Junction 8
6.6
6.5
13.1
6.1
6.1
12.2
Funan DigitaLife Mall
3.5
3.4
6.9
3.3
3.2
6.5
IMM Building
6.5
6.7
13.2
6.1
5.4
11.5
Plaza Singapura
10.5
10.9
21.4
10.2
10.9
21.1
1Q Actual
2Q Actual
1Q Forecast
2Q Forecast
0
10
20
30
40
50
60
70
S$ million

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.

CapitaMall Trust

Historical Trend Since IPO : Tampines Mall

Total Gross Revenue Increased by 18% Since IPO



60
50
40
30
20
10
0
S$ million
42.4
32.1
43.8
33.4
48.2
34.0
50.2
34.5
FY2002[1]
FY2003
FY2004
FY2005[2]
Total Gross Revenue
Net Property Income

Net Property Income Increased by 8% Since IPO

1. Annualised for the period 16 Jul 2002 to 31 Dec 2002.
2. Annualised for the period 1 Jan 2005 to 30 Jun 2005.

Historical Trend Since IPO : Junction 8

Total Gross Revenue Increased by 52% Since IPO



S$ million
50
40
30
20
10
0
26.5
20.1
29.0
20.3
33.5
21.3
40.3
26.3
FY2002[1]
FY2003
FY2004
FY2005[2]
Total Gross Revenue
Net Property Income

Net Property Income Increased by 31% Since IPO

1. Annualised for the period 16 Jul 2002 to 31 Dec 2002.
2. Annualised for the period 1 Jan 2005 to 30 Jun 2005.

CapitaMall Trust

Historical Trend Since IPO : Funan DigitaLife Mall

Total Gross Revenue Increased by 11% Since IPO



S$ million
25
20
15
10
5
0
20.2
13.2
20.1 3
12.2 3
21.9
13.7
22.4
13.9
FY2002 1
FY2003
FY2004
FY2005 2
Total Gross Revenue
Net Property Income

Net Property Income Increased by 6% Since IPO

1. Annualised for the period 16 Jul 2002 to 31 Dec 2002.
2. Annualised for the period 1 Jan 2005 to 30 Jun 2005.
3. Lower total gross revenue and net property income due to AEI works in second half of 2003.

Historical Trend Since IPO : IMM Building

Total Gross Revenue Increased by 13% Since Acquisition


60
50
40
30
20
10
0
S$ million
46.6
24.1
49.8
27.6
52.5
26.5 3
FY2003 1
FY2004
FY2005 2
Total Gross Revenue
Net Property Income

Net Property Income Increased by 10% Since Acquisition

1. Annualised for the period 26 Jun 2003 to 31 Dec 2003.
2. Annualised for the period 1 Jan 2005 to 30 Jun 2005.
3. Lower net property income due to non-recurring expenses incurred in first half of 2005.

Historical Trend Since IPO : Plaza Singapura

Total Gross Revenue Increased by 6% Since Acquisition



70
60
50
40
30
20
10
0
S$ million
57.6
42.5
61.0
43.2
FY2004[1]
FY2005[2]
Total Gross Revenue
Net Property Income

Net Property Income Increased by 2% Since Acquisition

1. Annualised for the period 2 Aug 2004 to 31 Dec 2004.
2. Annualised for the period 1 Jan 2005 to 30 Jun 2005.

Historical Trend Since IPO : CMT Portfolio[1]

Total Gross Revenue Increased by 154% Since IPO



250
200
150
100
50
0
S$ million
89.1
65.3
139.5
90.0
210.9
139.1
226.4
144.4
FY2002[2]
FY2003[3]
FY2004[4]
FY2005[5]
Total Gross Revenue
Net Property Income

Net Property Income Increased by 121% Since IPO

1. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.
2. Annualised for the period 16 Jul 2002 to 31 Dec 2002.
3. Annualised for the period 26 Jun 2003 to 31 Dec 2003 for IMM Building.
4. Annualised for the period 2 Aug 2004 to 31 Dec 2004 for Plaza Singapura.
5. Annualised for the period 1 Jan 2005 to 30 Jun 2005.

CapitaMall Trust

Debt Capital Information as at 30 Jun 2005

Debt Maturity Profile



S$ million
350
300
250
200
150
100
50
0
151
19.3%
172
22.0%
335
42.8%
125
15.9%
Revolving Credit & Bridging Facility
2007
2009
2010

Key Statistics

Gearing Ratio[1]	32.3%
Interest Cover	6.6 times
Average Cost of Debt	3%
Debt Rating[2]	" AAA "

1. Including S$123 million bridge loan drawn down in Jun 2005 for acquisition of Sembawang Shopping Centre and Hougang Plaza.
2. Not applicable to the S$123 million bridge loan.

CapitaMall Trust

Property Yield

As at 31 Dec 2004	Valuation 2003[1] S$m	Valuation 2004[2] S$m	Variance S$m	Property Yield
Tampines Mall	450.0	548.0	98.0	6.2%
Junction 8	315.0	396.0	81.0	6.3%
Funan DigitaLife Mall	193.0	202.0	9.0	6.8%
IMM Building	282.0	352.0	70.0	7.8%
Plaza Singapura	735.7	736.9	1.2	5.8%
CMT Portfolio[3]	1,975.7	2,234.9	259.2	6.4%

Less adj. for additions in 2004	99.5
Revaluation surplus for 2004	159.7
Add revaluation surplus for 2003	32.8
Year end surplus for 2004	192.5

1. Valuation as at 31 Oct 2003, except for Plaza Singapura which is based on acquisition cost of $735.7 million on 2 Aug 2004.
2. Valuation as at 1 Dec 2004.
3. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.

Balance Sheet

As at 30 Jun 2005	S$'000
Non Current Assets	2,423,046
Current Assets	34,502
Total Assets	2,457,548
Current Liabilities	174,993
Non Current Liabilities	688,910
Less Total Liabilities	863,903
Net Assets	1,593,645
Unitholders' Funds	1,593,645
Units In Issue ('000 units)	1,205,631[1]

Net Asset Value per unit (as at 30 Jun 2005)	S$1.32
Adjusted Net Asset Value per unit (excluding distributable income)	S$1.30
Unit Price as at 30 Jun 2005	S$2.38
Premium to Adjusted NAV	83.1%

1. Based on the new FRS 102 Share-Based Payment effected in 2005, 648,420 new units, which will be issued in Aug 2005 as payment of asset management fees for 2Q 2005, were included in the unitholders' funds.

CapitaMall Trust

CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Rental Improvements through Better Asset Planning & Active Leasing Strategy

From 1 January to 30 June 2005 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA[1]	Forecast Rental Rates[2]	Preceding Rental Rates
Tampines Mall	31	38,987	12.1%	4.3%	8.7%
Junction 8	10	3,551	1.4%	3.5%	7.7%
Funan DigitaLife Mall	13	27,943	10.1%	14.0%	12.7%
IMM Building[3]	13	7,482	1.9%	1.5%	7.9%
Plaza Singapura	29	104,043	21.3%	0.3%	16.4%
CMT Portfolio	96	182,006	10.5%	3.3%	11.8%

1. As at 30 Jun 2005.
2. Forecast rental rates is the basis for forecast shown in the CMT Circular dated 20 Jul 2004.
3. Only renewal of retail units not budgeted to be affected by AEI works were taken into account, 62 units originally budgeted to be affected by AEI works at Level 2 and Level 3 were excluded from the analysis.

Gross Turnover Rent & Step-Up Leases



% of Total Portfolio[1] of Tenants
100%
80%
60%
40%
20%
0%
75.5%[2]
40.6%
73.0%[2]
37.8%
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Jun 05
As at Jun 04



No. of Tenants in Portfolio[1]
800
700
600
500
400
300
200
100
0
720[2]
423
696[2]
393
Tenats with Step-Up Rental
Tenants Paying GTO Rent

1. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.
2. Improvement largely due to the acquisition of Plaza Singapura. As at 30 Jun 2005, Plaza Singapura has 94.4% of tenants with step-up rental and 94.4% of tenants paying GTO rent.

CapitaMall Trust

Top 10 Tenants

1. Ten Largest Tenants by Total Gross Rental Contribute 22.2% of Total Gross Rental
2. No One Tenant Contribute more than 4.2% of Total Gross Rental

Tenant	Trade Sector	Expiry Date [1]	Area (sq ft)	% of Gross Rental Income	% of Net Lettable Area
Cold Storage Singapore (1983) Pte Ltd	Supermarket / Warehouse / Services [2]	2005: Jun, Jul, Dec 2006: Mar, Jul, Aug, Sep, Oct, Nov 2007: Feb, Mar, Jun, Oct	178,450	4.2%	8.3%
Golden Village Multiplex Pte Ltd	Leisure & Entertainment	Nov 05 & Feb 08	116,099	3.3%	5.4%
Carrefour Singapore Pte Ltd	Supermarket	Nov 06	91,666	2.8%	4.2%
Best Denki (S) Pte Ltd	Electronics / Warehouse	Aug 06, Sep 06, Feb 07 & Apr 07	67,497	2.4%	3.1%
NTUC Fairprice Co-operative Ltd	Supermarket / Electronics	Nov 07, Mar 08 & Apr 09	63,530	2.3%	2.9%
Kopitiam Investment Pte Ltd	Food Court	Feb 06, Sep 07 & Jun 08	45,569	1.7%	2.1%
Isetan (Singapore) Ltd	Department Store	Nov 07	49,084	1.6%	2.3%
Wing Tai Holdings Ltd	Fashion / Food & Beverage [3]	Feb 06, Sep 06, May 07, Jun 07, Jul 07, Sep 07, Dec 07 & May 08	9,796	1.3%	0.5%
McDonald's Restaurants Pte Ltd	Food & Beverage	Feb 06, Mar 06, Oct 06, Nov 06 & Nov 07	13,154	1.3%	0.6%
G2000 Apparel (S) Pte Ltd	Fashion	Sep 05, Jun 06, Sep 06, Dec 06, Jun 07 & Mar 08	10,415	1.3%	0.5%

1 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants.
2 Including Cold Storage, Giant, Guardian, 7-Eleven and Photo Finish.
3 Including Dorothy Perkins, Fox Apparel, Nike and Yoshinoya.

CapitaMall Trust

Gross Turnover Rent & Step-Up Leases

% of Total Portfolio[1] of Tenants


100%
80%
60%
40%
20%
0%
75.5%[2]
40.6%
73.0%[2]
37.8%
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Jun 05
As at Jun 04

No. of Tenants in Portfolio[1]


800
700
600
500
400
300
200
100
0
720[2]
423
696[2]
393
Tenats with Step-Up Rental
Tenants Paying GTO Rent

1. Excluding Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.
2. Improvement largely due to the acquisition of Plaza Singapura. As at 30 Jun 2005, Plaza Singapura has 94.4% of tenants with step-up rental and 94.4% of tenants paying GTO rent.

CapitaMall Trust

Portfolio Lease Expiry Profile By Year

As at 30 Jun 2005		Net Lettable Area		Gross Rental Income	
	No. of Leases	Sq. ft.	% of total[1]	S$'000	% of total[2]
Jul-Dec 2005	229	366,372	15.4%	2,409	13.5%
2006	637	837,872	35.2%	7,203	40.4%
2007	322	519,713	21.8%	4,569	25.6%
2008	134	316,114	13.3%	2,824	15.8%

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 30 June 2005
By Gross Rent	1.75 years
By Net Lettable Area	1.62 years

1. As percentage of total NLA as at 30 Jun 2005.
2. As percentage of total gross rental income for the month of Jun 2005.

Portfolio Lease Expiry Profile for 2005 By Property

For the period Jul – Dec 2005
As at 30 Jun 2005

		Net Lettable Area		Gross Rental Income	
	No. of Leases	Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	16	45,618	14.2%	399	10.6%
Junction 8	17	31,341	12.8%	276	9.4%
Funan DigitaLife Mall	14	81,676	29.6%	378	22.1%
IMM Building	138	183,270	20.6%	903	22.3%
Plaza Singapura	41	23,418	4.8%	447	9.6%
New Acquisitions[3]	3	1,049	1.1%	6	1.2%

1. As percentage of total NLA as at 30 Jun 2005.
2. As percentage of total gross rental income for the month of Jun 2005.
3. Including Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.

CapitaMall Trust

High Committed Occupancy Rates at All Malls

Occupancy Rates[1] Close to 100% as at 30 Jun 2005

	As at 31 Mar 04	As at 30 Jun 04	As at 30 Sep 04	As at 31 Dec 04	As at 31 Mar 05	As at 30 Jun 05
Tampines Mall	100.0%	99.9%	99.9%	100.0%	100.0%	100.0%
Junction 8	100.0%	97.6%	99.8%	99.8%	100.0%	100.0%
Funan DigitaLife Mall	98.8%	99.5%	99.8%	100.0%	98.9%	97.0%[2]
IMM Building	95.6%	98.6%	99.3%	99.4%	99.8%	99.8%
Plaza Singapura	NA	NA	98.0%	100.0%	100.0%	99.9%
New Acquisitions[3]	NA	NA	NA	NA	NA	100.0%
CMT Portfolio	98.3%	98.9%	99.2%	99.8%	99.6%	99.5%

1. Information is based on retail space only.
2. Lower occupancy rate due to reconfiguration of units on Level 2.
3. Including Sembawang Shopping Centre and Hougang Plaza which were acquired in Jun 2005.

Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisition and Asset Enhancement form Core Components of Growth



10.07 ¢2
6.78 ¢1
CRS Investment
4%
Asset Enhancements /
Reconfigurations /
Others 4
24%
Acquisitions
40% 3
Upfront
Payment of IMM
Land Premium
10%
Active Leasing
22%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 Jun 2002.
2. Annualised distribution per unit for the period 1 Apr 2005 to 30 Jun 2005.
3. Based on the DPU increase forecast shown in the CMT Circular dated 11 Jun 2003 and CMT Circular dated 20 Jul 2004 which were eventually achieved.
4. Including DPU increase due to asset enhancement in Tampines Mall, IMM Building (Phase 1, Phase 2, glass kiosks), and Junction 8 (Phase 1 and Phase 2).

CapitaMall Trust

Top 10 Tenants

1. Ten Largest Tenants by Total Gross Rental Contribute 22.2% of Total Gross Rental
2. No One Tenant Contribute more than 4.2% of Total Gross Rental

Tenant	Trade Sector	Expiry Date [1]	Area (sq ft)	% of Gross Rental Income	% of Net Lettable Area
Cold Storage Singapore (1983) Pte Ltd	Supermarket / Warehouse / Services [2]	2005: Jun, Jul, Dec 2006: Mar, Jul, Aug, Sep, Oct, Nov 2007: Feb, Mar, Jun, Oct	178,450	4.2%	8.3%
Golden Village Multiplex Pte Ltd	Leisure & Entertainment	Nov 05 & Feb 08	116,099	3.3%	5.4%
Carrefour Singapore Pte Ltd	Supermarket	Nov 06	91,666	2.8%	4.2%
Best Denki (S) Pte Ltd	Electronics / Warehouse	Aug 06, Sep 06, Feb 07 & Apr 07	67,497	2.4%	3.1%
NTUC Fairprice Co-operative Ltd	Supermarket / Electronics	Nov 07, Mar 08 & Apr 09	63,530	2.3%	2.9%
Kopitiam Investment Pte Ltd	Food Court	Feb 06, Sep 07 & Jun 08	45,569	1.7%	2.1%
Isetan (Singapore) Ltd	Department Store	Nov 07	49,084	1.6%	2.3%
Wing Tai Holdings Ltd	Fashion / Food & Beverage [3]	Feb 06, Sep 06, May 07, Jun 07, Jul 07, Sep 07, Dec 07 & May 08	9,796	1.3%	0.5%
McDonald's Restaurants Pte Ltd	Food & Beverage	Feb 06, Mar 06, Oct 06, Nov 06 & Nov 07	13,154	1.3%	0.6%
G2000 Apparel (S) Pte Ltd	Fashion	Sep 05, Jun 06, Sep 06, Dec 06, Jun 07 & Mar 08	10,415	1.3%	0.5%

1 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants.
2 Including Cold Storage, Giant, Guardian, 7-Eleven and Photo Finish.
3 Including Dorothy Perkins, Fox Apparel, Nike and Yoshinoya.

Well Diversified Trade Mix Across Portfolio

By Net Lettable Area



17.5%
15.5%
13.5%
12.3%
12.0%
10.6%
9.0%
5.6%

By Gross Rental Income



22.6%
20.5%
16.7%
9.3%
9.0%
8.5%
6.8%
3.1%

- ☐ Food & Beverage/Food Court
- ☐ Supermarket
- ☐ Educational/Services
- ☐ Electronics
- ☐ Home Furnishings
- ☐ Leisure and Entertainment/Sports & Fitness
- ☐ Fashion
- ☐ Department Store
- ■ Books/Gifts & Specialty/Hobbies/Toys

As at 30 Jun 2005

Note : Information is based on retail space only.

CapitaMall Trust

CapitaMall Trust

CMT Performance

CMT Unit Price Performance since IPO

- Unit appreciated close to 162% since IPO
- DPU growth contributes significantly to unit price appreciation, balance due to 'yield compression'



S$
2.45
2.35
2.25
2.15
2.05
1.95
1.85
1.75
1.65
1.55
1.45
1.35
1.25
1.15
1.05
0.95
IPO Forecast
Unit Price S$0.96
2002 2003
DPU Forecast (pa) 6.78c 6.96c
Yield at IPO Price 7.06% 7.25%
With IMM Acquisition
Unit Price S$1.15 (approx)
2003(2H) 2004
DPU Forecast (pa) 8.04c 8.14c
Yield at Mkt Price 6.99% 7.08%
With CRS Investment
Unit Price S$1.40 (approx)
2003(2H) 2004
DPU Forecast (pa) 8.41c 8.59c
Yield at Mkt Price 6.00% 6.14%
Announcement of Plaza Singapura Acquisition
Unit Price S$1.70 (approx)
2004 (1H)
DPU (pa) 9.25c
Yield at Mkt Price 5.44%
MSCI Inclusion
Unit Price S$1.55 (approx)
2004
DPU Forecast (pa) 8.59c
Yield at Mkt Price 5.54%
Announcement of Acquisitions of 92.4% (Strata Area) of Hougang Plaza & Sembawang Shopping Centre
Unit Price S$2.20(approx)
FY2004
(Actual)
DPU (pa) 10.02c
Yield at Mkt Price 4.56%
Current
Unit Price S$2.38 (30 Jun)
2005 (1H)
DPU (pa) 10.07c
Yield at Mkt Price 4.23%
IPO/16 Jul
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-05
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05

Source: Bloomberg

CapitaMall Trust

CMT Performance since IPO (Jul 2002) to 21 Jul 2005

- ☑ **162% Unit Price Appreciation**
- ☑ **188% Total Return**
- ☑ **49% Growth in Annualised DPU**
  (2Q 2005 actual vs IPO 2002 forecast)
- ☑ **164% Growth in Asset Size**
- ☑ **327% Growth In Market Cap**
- ☑ **Outperformed STI & Property Stocks**



% change in unit price/index value
IPO to 20 Jul 2005
CMT + 161.5%
STI + 45.6%
SESPROP + 54.1%
CMT
STI
SESPROP
165
155
145
135
125
115
105
95
85
75
65
55
45
35
25
15
5
-5
-15
-25
-35

STI – Straits Times Index, SESPROP – Singapore Property Equities Index
Source : Bloomberg, CMTML

CapitaMall Trust

CMT Performance from 1 Jan to 21 Jul 2005

- ☑ 43% Unit Price Appreciation
- ☑ 43% Growth In Market Cap
- ☑ 45% Total Return
- ☑ Outperformed STI & Property Stocks



% change in unit price/index value
45
40
35
30
25
20
15
10
5
0
-5
31 Dec 04 to 20 Jul 05
CMT + 42.6%
STI + 11.8%
SESPROP + 23.5%
CMT
SESPROP
STI
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
May-05
Jun-05
Jul-05

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

CapitaMall Trust

Asset Enhancements Update

Tampines Mall – Completed AEI Works

Overwhelming Response for the Live Telecast of FA Cup Final



Monthly Rent Increased 59% after Reconfiguration of Beauty Hub on Lvl 3


Jean Yip Hub


Reds Hairdressing & Sand Arts

CapitaMall Trust

Tampines Mall – Planned AEI Works

Upgrading of Basement 1 Food Kiosks

- **14 (or more than 70%) of the 18 kiosks have already been committed**



LAYOUT PLAN
AREA FOR TENDER

- Take-away Kiosk
- Kiosk with Seatings

CapitaMall Trust

Funan DigitaLife Mall – Unveiling of New Logo

Rebranded from "Funan The IT Mall" to "Funan DigitaLife Mall"



funan
Digitalife Mall

Funan DigitaLife Mall – Completed AEI

Achieved Higher Revenue with the Opening of InBox 5




iriver



- Committed leases increased rental revenue by $0.44 million p.a.
- Overall repositioning effort increased shoppers' traffic by 165% since IPO, crossing 1 million mark in June 2005

CapitaMall Trust

IMM Building – Completed AEI Works

Optimised Space Efficiency through Erecting Four Glass Kiosks on Level 1


19 07 2005


Beauty Language
19 07 2005

- **Rental revenue increased by $0.27 million p.a.**

Plaza Singapura – Completed AEI Works

Achieved Higher Rental Revenue through Reconfiguration of E-Zone Space


The Manhattan Fish Market


Comics Connection



- Former E-Zone space on Level 6 sub-divided into three units
- Average rental rate psf increased by 28.7%
- Rental revenue increased by $0.12 million p.a.

CapitaMall Trust

Plaza Singapura – Completed AEI Works

Achieved Higher Rental Revenue through Relocation of Customer Service Counter


SK
SK


SK

- **Achieved higher revenue by converting customer service counter into retail unit**
- **Increased rental revenue by $0.17 million p.a.**

CapitaMall Trust

CapitaRetail Singapore Update

Summary of Renewals / New Leases

CRS is on Target to Deliver 8.2% Coupon Rate

From Acquisition to 30 June 2005 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
Lot One	67	102,661	49.6%	10.9%	26.2%
Bukit Panjang Plaza	68	52,069	36.1%	4.6%	9.5%
Rivervale Mall	64	83,706	102.7%	2.5%	13.2%
CRS Portfolio	**199**	**238,436**	**55.1%**	**7.1%**	**18.2%**

1. As at 30 June 2005.

CapitaMall Trust

CapitaMall Trust

Thank You

82 - 4567

CapitaMall Trust

CapitaMall Trust Management Limited
39 Robinson Road,
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6536 3884
http://www.capitamall.com

CapitaMall Trust

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

22 July 2005

2005 HALF YEAR RESULTS BRIEFINGS

Australand Property Group advises that following the release of its 2005 half year results on Wednesday, 27 July 2005, it will hold a series of analyst and investor briefings in Sydney and Melbourne.

An initial briefing will be held at 10.00am on Wednesday, 27 July 2005. This briefing will be webcast live and all stakeholders are invited to listen into this briefing through the link on Australand's website www.australand.com.au at that time.

Copies of all materials provided at this briefing will be lodged with the ASX and will also be available on the Company's website before the commencement of the briefing.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF 2005 2ND QUARTER AND HALF-YEAR FINANCIAL RESULTS

CapitaLand Limited ("CapitaLand") wishes to announce that it will release its financial results for the 2nd quarter and half-year ended 30 June 2005 on Friday, 5 August 2005.

CapitaLand will be holding a presentation for analysts and the media on its financial results at 5.30 pm on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

By Order of the Board

Rose Kong
Company Secretary
22 July 2005

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

DATE OF RELEASE OF HALF-YEAR 2005 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the six months ended 30 June 2005 on Friday, 29 July 2005.

By order of the Board

Shan Tjio
Company Secretary
22 July 2005

AUSTRALAND

Australand Property Group

Australand Property Group ("APG") comprises Australand Holdings Limited and its controlled entities. APG includes Australand Property Limited as the responsible entity of Australand Property Trust.

Appendix 4D

Half-year ended 30 June 2005

This half-year financial report constitutes the Appendix 4D prepared in accordance with the Australian Stock Exchange Listing Rules and does not include all of the notes normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with the annual report for the year ended 31 December 2004 and any public announcements made by Australand Property Group during the half year to 30 June 2005.

APPENDIX 4D - HALF YEAR REPORT
FOR THE HALF YEAR ENDED 30 JUNE 2005

AUSTRALAND PROPERTY GROUP COMPRISING AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696) AND ITS CONTROLLED ENTITIES WHICH INCLUDES AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137) AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)

RESULTS FOR ANNOUNCEMENT TO THE MARKET

			Consolidated June 2005 A$'000
Revenue from ordinary activities	Up 134.9%	to	912,969
Profit after tax attributable to stapled security holders	Up 80.3%	to	89,821

Distributions	Amount per stapled security	Franked amount per stapled security
Interim distribution - June 2005 half year:		
March 2005 quarter - paid	4.0 cents	2.2 cents
June 2005 quarter - declared (to be paid on 3 August 2005)	4.0 cents	2.3 cents
Total	**8.0 cents**	**4.5 cents**
Previous corresponding period (dividend on ordinary shares)	8.0 cents	4.6 cents
Record date for determining entitlements to the 2005 June quarter distribution	5:00pm, 30 June 2005	

Explanation of results

Please refer to the commentary within the Directors' Report for an explanation of the results.

Directors' Report

Australand Property Group comprises Australand Holdings Limited and its controlled entities, which includes Australand Property Limited as the responsible entity of Australand Property Trust. Australand Holdings Limited and Australand Property Limited have identical Boards of Directors. The term Board hereafter should be read as references to both these Boards.

The Directors of the Board present their Report, together with the consolidated Financial Report of Australand Property Group for the half year ended 30 June 2005, and the Independent Audit Report thereon. The consolidated Financial Report of Australand Property Group relates to the consolidated Financial Reports of Australand Holdings Limited and its controlled entities including Australand Property Trust and its controlled entities.

DIRECTORS

The Directors of the Board in office at any time during the financial period or since the end of the financial period are set out below. Each Director was in office for the whole of the financial period unless stated otherwise:

Tham Kui Seng (Chairman)
James Glen Service, AO (Deputy Chairman)
Brendan Patrick Crotty (Managing Director)
William John Beerworth
Lt Gen (Ret'd) Winston Choo
Ian Farley Hutchinson
Kee Teck Koon
Lui Chong Chee

DISTRIBUTIONS

Dividends paid or declared by Australand Holdings Limited and distributions paid or declared by Australand Property Trust to members since the end of the previous financial year were:

Type	Payment per stapled security	Total amount A$'000	Date of payment
Stapled securities			
Final for 2004	4.5 cents	37,986	2 February 2005
Interim for March quarter 2005	4.0 cents	34,398	4 May 2005
Interim for June quarter 2005	4.0 cents	34,915	3 August 2005

Dividends on ordinary shares were fully franked at the prevailing tax rate of 30%. Distributions by Australand Property Trust declared for the March and June quarters 2005 were tax deferred to the extent of 28% of the amount distributed.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

There were no significant changes in the state of affairs of Australand Property Group during the financial period.

REVIEW OF OPERATIONS

The June 2005 half year results can be summarised as follows:

	Half Year June 2005 AIFRS	Half Year June 2004 AIFRS	Change
Gross Revenue ($m)	**913.0**	388.6	134.9%
Operating Profit before Tax ($m)	**103.5**	58.3	77.5%
Net Profit after Tax and outside equity interests ($m)	**89.8**	49.8	80.3%
Key Ratios are:			
Earnings per Stapled Security (cents)	**10.6**	6.9	53.6%
Dividend/distribution per Stapled Security (cents)	**8.0**	8.0	0%
Gearing Ratio - External Liabilities to Tangible Assets [1] (%)	**46.4**	57.0	(18.6)%
Net Tangible Asset Backing per Stapled Security ($)	**1.37**	1.32	3.8%

1 Total liabilities less cash ÷ Tangible assets less cash

GROUP OVERVIEW

Australand Property Group had a strong first half in 2005, recording a profit after tax of $89.8 million, up 80.3% on the corresponding period last year, including a gain on revaluation of investment property of $36.2 million. This result underlines the benefit of our strategy of growing the investment property business, with Australand Property Trust contributing $67.7 million profit after tax to this result.

As has been widely reported, the introduction of Australian equivalents to International Financial Reporting Standards (**AIFRS**) has added significant volatility to reported results. This is the first period that Australand has reported its results under AIFRS and a detailed explanation of the transition is provided in the attached Note 9 to the financial statements. The most significant impacts of the transition to AIFRS have come from the following changes in accounting policies:

a) Revenue and profits on the development of apartments and residential property are now only recognised on settlement of the sale of the property, rather than progressively on a percentage of completion basis as under the previous Australian Accounting Standards (**AAS**).

b) Revenue and profits on the development of commercial and industrial properties for Australand's Wholesale Property Trusts and other third party institutional investors were previously recognised on a percentage of completion basis under AAS. As Australand has provided yield guarantees to these investors, revenue and profit can now only be recognised when the yield guarantee falls away on completion of the final property in the trust.

c) Investment properties that are developed internally are now required to be carried at cost during development and are only revalued to fair market value on the property reaching practical completion. This revaluation increment/decrement is now recognised through the consolidated income statement.

d) Investment properties are now carried at fair market value with increments/decrements now recognised through the consolidated income statement. All investment properties are required to be revalued each year.

In accordance with AASB1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, all prior year figures have been restated under AIFRS to enable a like for like comparison.

Accordingly, the 135% growth in the Group's gross revenue to $913 million up from $389 million in the corresponding period last year can largely be explained as a result of the impact of the transition to AIFRS explained under paragraphs (a) and (b) above.

Operations

The June 2005 half year result evidenced the ongoing success of Australand's strategy implemented in 2000 of diversifying the Group's profit generation capacity by reducing the dependence on residential development profits and increasing the level of recurrent investment property income. At the net profit before tax level before eliminations and unallocated expenses, residential development operations contributed $52.33 million (38.6%) compared to non-residential operations, which contributed $83.23million (61.4%), inclusive of property revaluation uplift.

A combination of weak market conditions in the apartment sector and the ongoing implementation of the Group's capital rationalisation initiatives announced at the end of 2003, produced lower apartment project margins. The downturn in apartment project margins and sales was partially offset by higher than expected residential sales revenue and margins from the Group's Perth land and housing projects.

A number of residential market segments in Melbourne are experiencing improved enquiry and better rates of sale. It is also noticeable that housing is presently more saleable in most market segments than vacant residential land, other than in Perth, where buoyant market conditions are being underpinned by a strong employment growth.

The demand for industrial land and pre-lease space in a number of geographic segments has been very strong. The outer western Melbourne industrial areas with good access to the Western Ring Road are benefiting from increased demand from both tenants and owner-occupiers. Similarly, the level of enquiry for industrial property in Sydney locations close to the soon to be completed M7, has been very strong during the last 12 months. The Commercial & Industrial pipeline that will deliver income-producing industrial assets into Australand Property Trust has an aggregate value in excess of $210 million, as disclosed in the relevant segment notes.

Management

The Group's Managing Director, Mr. Brendan Crotty has accepted the Board's invitation to continue in his position until the end of 2007 to ensure that the Group's major strategic objective of increasing the level of recurrent investment property income to 65% of total Group earnings can be achieved in the medium term.

As part of a broader succession plan, greater levels of responsibility will be transferred to Australand's two Executive General Managers, Peter Burke (Residential) and John Thomas (Commercial & Industrial). In the same way that the apartment operations have been consolidated within the enlarged Residential Division, reporting arrangements for the Property Investment Division will be progressively transferred from the Managing Director to John Thomas, if the merger of Australand Wholesale Property Trust No. 4 (**AWPT4**) and Australand Wholesale Property Trust No. 5 (**AWPT5**) with Australand Property Group occurs as currently proposed, in mid October 2005. Brendan Crotty will continue to work closely with Peter Burke and John Thomas over the next 2 years with a view to improving the Group's profitability and lowering the risk profile of its development operations.

Phil Beale, having transferred responsibility for the Apartment Division to Peter Burke, is now Executive General Manager Business Development and he will be leading the Group's initiatives to acquire not only income producing properties, but also sensibly priced development sites.

DIVISIONAL OVERVIEW

Residential

The merger of the Land and Housing Division with the Apartments division was initiated at the beginning of 2005 with a view to accelerating the rationalisation of the Apartments division and achieving economies of scale in relation to a number of functions, which were duplicated in the two divisions.

The merged Division generated gross revenue of $439.4 million for the six months ended 30 June 2005 from the sale of 664 land & housing allotments and 287 apartments. Whilst revenue was 45% higher than for the corresponding period in 2004, the Division's profit before tax for the June 2005 half year decreased 14% to $52.3 million, reflecting lower margin contributions in respect of apartment projects, for which settlements were brought to account during the period and lower joint venture profits.

Although Brisbane and Sydney land development projects have produced lower sales during the June 2005 half year, housing sales have generally been satisfactory to the extent that the company has been able to sell almost every house it produces, prior to or shortly after completion. There has been a noticeable improvement in market demand for Melbourne land and medium density housing projects during the last 3 months. The ongoing strength of the Perth market, under-pinned by strong employment, has enabled the Group to achieve higher than anticipated sales revenue and margins during the last 12 months, though there are building capacity constraints across the Perth residential construction sector, mainly due to the shortage of skilled tradesmen.

As foreshadowed earlier this year, apartment projects across all States experienced a lower level of pre-sales during the last 6 months. While apartment margins have been eroded by construction cost increases during the last 18 months, there is early evidence of a reduction in these cost pressures in response to a significant reduction in construction activity in the multi storey residential sector.

Lower consumer confidence influenced by weak sentiment has obscured a significant improvement in supply / demand fundamentals. Now that further interest rate increases seem less likely, the Group expects that increased enquiry and sales will be generated by the following factors -

- better rental yields brought about by an ongoing fall in residential vacancy rates, which are now approximately 2.2% in Sydney and 2.9% in Melbourne. It should be noted that only 1.4% of the 1,180 apartments managed by Australand Property Group for Sydney and Melbourne clients were vacant at the end of June;
- improved affordability due to recent price corrections and ongoing increases in average household incomes;
- a reduction in the supply of new apartments attributable to fewer apartment construction commencements both in Sydney and Melbourne during the last 12 months; and
- a growing realisation by prospective owner-occupiers and investors that increasing construction costs and a shortage of quality apartment development sites will underpin the price structure of new apartments in the medium term.

The aggregate value of presales in respect of which no profit has been brought to account under AIFRS at 30 June 2005 was $366.9 million for wholly owned projects and $229.7 million (50% of project sales revenue) for joint ventures.

As part of the restocking strategy, Australand Property Group has committed over $119 million to the acquisition of new residential projects over the last 6 months. The Residential Division's projected longer term yields and sales revenue from existing residential projects is currently anticipated to be as follows:

	No. of projects	Future Yield			Future Revenue $'m			Trading life
		Land	Housing	Apartments	Land	Housing	Apartments	
Sydney	21	139	998	698	55.5	600.1	335.6	Up to 9 years
Melbourne	40	3,507	2,308	1,115	544.4	799.1	627.0	Up to 15 years
South East Queensland	21	808	1,127	536	224.1	617.2	414.1	Up to 6 years
Perth	18	1,647	768	-	352.8	248.3	195	Up to 6 years
Total	100	6,101	5,006	2,249	1,140.9	2,264.7	1,376.7	
Wholly Owned	84	3,997	3,994	1,176	721.0	1,710.6	614.2	
Australand share of Joint Ventures	16	2,104	1,012	1,073	419.9	554.1	762.5	
Total	100	6,101	5,006	2,249	1,140.9	2,264.7	1,376.7	

Commercial & Industrial

During the June 2005 half year, the Commercial & Industrial Division generated a net profit before tax of $15.6 million from the sale of land lots and the construction of industrial and commercial projects. Approximately 75% of the revenue for the half year related to projects delivered to AWPT4 but only about half of the profit. This situation has arisen because, the Group's interest in two Coles Myer Distribution Centres at Huntingwood and Smeaton Grange, in Sydney's outer west, was transferred into Australand Property Trust, without any margin uplift. This revenue had to be brought to account again under AIFRS, as construction of the Freshwater Commercial Tower was not complete, as at 1 January 2005.

The improvement in the Division's trading profit was generated from 19 pre committed commercial and industrial projects and land sales revenue from 3 industrial estates, located in Brisbane, Sydney, Melbourne and Adelaide.

Operational highlights during the June 2005 half year included:

1. The completion of the Freshwater Place Commercial Office Tower in Melbourne. Approximately 91% of the 55,172 sqm in the Tower was pre-committed at practical completion;
2. Contracts for the acquisition of new industrial land banks with an aggregate area of 142 hectares were put in place on behalf of some wholly owned and joint venture entities, with a number of the contracts being conditional on rezoning;
3 A substantial increase in the Division's pre-committed commercial and industrial deal pipeline, which is now in excess of 300,000 sq metres; and
4 The release of industrial land estates with a total area of 40 hectares, which should deliver sales revenue and profit during the December 2005 half year.

New pre lease transactions, which will deliver investment product to Australand Property Trust during the December 2005 half year, are summarised in the following table:

Address	State	Type	Tenant	Forecast Value on Completion
64 West Park Drive, Derrimut	VIC	Industrial	Denso International Australia Pty Ltd	11,850,000
21-33 South Park Drive , Dandenong	VIC		AAA Trading Pty Ltd	13,400,000
81-103 South Park Drive Dandenong	VIC		TNT Logistics	8,400,000
4 Butu Wargun Drive, Greystanes	NSW		Inchcape Motors	18,500,000
4 Butu Wargun Drive, Greystanes	NSW		Danks Holdings Limited	11,000,000
Burbidge Business Park	SA		Cheap as Chips Pty Ltd	9,600,000
Port Melbourne	VIC		Toll Holdings	19,940,000
Brisbane Airport	QLD		Repco	10,350,000
Expansion of 5 Existing Facilities	4 States		4 Different Tenants	23,800,000
Total				**126,840,000**

In addition to the transactions listed above, the Division has 4 finalised transactions, which are awaiting documentation, with an aggregate completed value of approximately $95 million, which will be added to the income producing asset base of Australand Property Trust during 2006.

Investment Property

Australand Property Trust generated a net profit before tax of $67.7 million, for the June 2005 half year, comprising recurrent investment property income of $31.5 million and a gain from the revaluation of the Trust's investment property portfolio of $36.2 million. Australand Property Trust now has a portfolio of 27 properties with a weighting of 58% office and 40% industrial and 2% car park. These properties contain approximately 360,000m^2 of net lettable area. The portfolio currently has a market value in excess of $669 million (including Rhodes Building C which is classified as property, plant and equipment in the balance sheet) and is 100% leased. The average lease term of the property portfolio is 7.5 years as at 30 June 2005, weighted by base rent. Major tenants in these buildings include Coles Myer, Commonwealth Government of Australia, Nestle Australia Limited, State Government of New South Wales and Cadbury Schweppes.

Sixteen properties, representing approximately 56% of the portfolio (by value) were independently valued during the June 2005 half year and the results of these independent valuations have been extrapolated across the balance of the portfolio to determine the aggregate value of the portfolio at 30 June 2005 of $669 million. The passing rental yield for the total portfolio based on the aggregate market value of the portfolio at 30 June 2005 was 8.04%.

The remaining 11 income producing properties will be the subject of independent valuations during the December 2005 quarter and the combined effect of fixed rent increases and slight adjustments in capitalisation rates are likely to produce a further valuation uplift across the portfolio in the $7 - $10 million range, without any significant change in the overall yield.

Australand Property Trust continues to benefit from the strong Australand Commercial and Industrial development pipeline. Three properties were delivered to the Trust during the half-year, namely:

Property	State	Type	Tenant	Lease Term (Years)	Market Value $
Freshwater Place, Public Car Park, Southbank	VIC	Car Park	Australand Carpark Operations	15	12,900,000
20 Thackray Road, Port Melbourne	VIC	Industrial	Consolidated Paper Industries Pty Ltd	10	14,650,000
6 Butu Wargun Drive, Greystanes	NSW	Industrial	Reed Elsevier Australia Pty Ltd	10	25,500,000
Total					**53,050,000**

The Commercial and Industrial Division segment note includes a table which identifies income producing properties with an aggregate value of $127 million which will be delivered to Australand Property Trust during the December 2005 half year. A project currently being constructed in Epping, Victoria with a completed value of $11.73 million and pre-leased to the automotive component manufacturer, Sumitomo, is being acquired from a third party vendor. The Trust is actively seeking further investment property acquisition opportunities. The efforts of the Trust's senior management to acquire additional income producing properties over and above the Commercial and Industrial Division's development pipeline will be complimented by Phil Beale's appointment as Executive General Manager Business Development.

STRATEGY

Since the beginning of 2004 Australand has pursued 3 clear objectives, which are:

1. To increase recurrent investment property income.
2. To reduce exposure to the apartment sector.
3. To lower the Group's risk profile.

The aggregate value of Australand Property Group's investment property portfolio as at 31 December 2003 was $374 million, which has now increased to $670 million (including Rhodes Building C which is classified as property, plant and equipment in the balance sheet) as at 30 June 2005, following the planned sale of two properties, the acquisition of Australand Wholesale Property Trust No. 3 in May 2004 and the addition of 3 recently developed income producing properties. Organic growth, together with the proposed merger of AWPT4 and AWPT5, will increase the value of Australand Property Group's investment property portfolio to approximately $1.03 billion, within the next 3 months, barring unforeseen circumstances.

As previously disclosed, Australand expects the value of its income producing asset base to be close to $1.3 billion by the end of 2006, which should deliver rental income of about $100 million per annum. Beyond 2006, recurrent investment property income is expected to increase at a rate of approximately $16 - 20 million per annum, after taking into account the progressive increase in the size of the Group's income producing property portfolio by approximately $200 million per annum and ongoing fixed rent reviews.

At the beginning of 2004, Australand foreshadowed that its Apartments Division would be likely to generate operating profit substantially lower than its 2003 result. Since the beginning of 2004, Australand has progressively reduced its exposure to the apartment sector and intends to reduce the total amount of capital allocated to apartment operations to $270 million by the end of 2006, compared to $633 million as at 30 December 2003.

At the beginning of 2006, Australand expects to have only four apartment projects under construction plus four development sites on which apartments are planned. This level of activity is insufficient to justify a stand alone division and consequently the apartment projects have been brought under the control of the slightly enlarged Residential division with responsibility for all apartment development activities being placed under the control of Robert Pradolin, who will be based in Sydney and continue to report to Peter Burke, Executive General Manager Residential. Significant cost savings are being generated by merging the customer service, sales, finance, and marketing functions that previously existed in both divisions, into more effective departments, within the Residential Division.

As approximately 70% of Sydney's housing supply will be provided by the apartment sector, the company intends to retain its core competency but limit the amount of capital allocated to the sector.

While the Group will inevitably reduce its risk profile by increasing the amount of capital allocated to Australand Property Trust, thereby increasing recurrent investment income, as well as contemporaneously reducing the amount of capital allocated to apartment development by $360 million, the Group's risk profile will also be reduced as a consequence of the following:

(i) reduced exposure to land rent based joint ventures with third party Property Trust investors, which has previously eroded the Group's commercial and industrial profits;

(ii) increased capital allocations to housing development projects funded by the reduction in the capital tied up in apartment projects. Apart from having a lower risk profile, Australand housing projects have traditionally produced a return on gross assets that is 8 - 10% higher than the historical return on gross assets generated by apartment projects and have higher inventory turnover ratios; and

(iii) a lower acquisition cost base for income producing properties as a consequence of the direct transfer of Commercial & Industrial Division projects into Australand Property Trust, without incurring the transaction costs and premiums associated with the transfer of Australand Wholesale Property Trusts and repurchase of the assets approximately 18 - 30 months later. The saving in transaction costs and premiums will reduce the effective delivery cost of new income producing assets by approximately 5 - 6%.

OUTLOOK

After a comprehensive review of the Group's development projects and its investment property income producing portfolio, management believe that higher recurrent investment property income and increased profit from the Commercial & Industrial Division will offset a lower contribution from apartment projects. Accordingly, it is anticipated that for the 2005 full year, the net profit after tax but before property revaluations will be at least equivalent to last year's reported net profit after tax of $145 million. In addition, the projected valuation uplift on investment property is likely to be approximately $45 million for the full year.

Directors therefore reconfirm the Group's distribution forecast of 16.5 cents per stapled security for the year ending 31 December 2005.

ROUNDING OFF OF AMOUNTS

The Group are of a kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission relating to the rounding off of amounts in the Directors' Report and consolidated financial statements. In accordance with that Class Order, amounts in the Directors' Report and consolidated financial statements have been rounded off to the nearest thousand dollars unless otherwise stated.

Dated at Sydney this 27th day of July 2005.

Signed in accordance with a resolution of the Directors.

Brendan Crotty
Managing Director

Consolidated Income Statement

For the Half-Year Ended 30 June 2005

	Notes	Consolidated 2005 A$'000	Consolidated 2004 A$'000
Revenue		912,969	388,602
Cost of properties sold		(759,532)	(271,220)
Net gains from fair value adjustments on investment property		36,215	-
Investment property expenses		(4,489)	(3,247)
Employee benefits expense		(45,791)	(40,965)
Depreciation		(1,038)	(2,340)
Finance costs - net		(17,702)	(11,585)
Other expenses		(22,571)	(16,438)
Share of net profits of joint ventures accounted for using the equity method		5,399	15,490
Profit before income tax		103,460	58,297
Income tax expense		(12,577)	(8,215)
Profit for the half year		90,883	50,082
Net profit attributable to minority interests		(1,062)	(278)
Profit attributable to the stapled security holders of Australand Property Group		89,821	49,804
Basic earnings per stapled security	2	10.6 cents	6.9 cents
Diluted earnings per stapled security	2	10.5 cents	6.9 cents

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated Balance Sheet

As at 30 June 2005

	Notes	June 2005 A$'000	Consolidated Dec 2004 A$'000	June 2004 A$'000
Current Assets				
Cash assets		**20,974**	7,786	36,495
Receivables		**290,872**	275,309	229,951
Inventories		**562,438**	992,752	1,014,720
Other		**8,092**	7,309	10,545
Total Current Assets		**882,376**	1,283,156	1,291,711
Non-Current Assets				
Inventories		**523,959**	512,246	544,021
Investments accounted for using the equity method		**141,400**	138,413	151,812
Other financial assets		**12,715**	12,715	12,715
Investment properties		**651,036**	567,582	563,668
Property, plant and equipment		**39,845**	39,253	39,054
Intangible assets		**-**	-	32,874
Deferred tax assets		**-**	14,798	4,199
Total Non-Current Assets		**1,368,955**	1,285,007	1,348,343
Total Assets		**2,251,331**	2,568,163	2,640,054
Current Liabilities				
Payables		**129,041**	138,416	116,885
Interest bearing liabilities		**-**	444,068	478,640
Derivative financial instruments		**6,315**	-	-
Current tax liabilities		**-**	21,293	-
Provisions		**86,105**	46,958	43,776
Land vendor liabilities		**34,851**	10,016	91,587
Total Current Liabilities		**256,312**	660,751	730,888
Non-Current Liabilities				
Interest bearing liabilities		**756,937**	758,005	780,005
Deferred tax liabilities		**12,360**	-	-
Provisions		**8,495**	1,707	1,707
Land vendor liabilities		**21,469**	5,573	8,558
Total Non-Current Liabilities		**799,261**	765,285	790,270
Total Liabilities		**1,055,573**	1,426,036	1,521,158
Net Assets		**1,195,758**	1,142,127	1,118,896
Equity				
Contributed equity		**1,081,801**	1,037,321	1,009,669
Reserves		**(4,628)**	-	-
Retained profits	4	**118,585**	98,077	105,766
Total consolidated entity interest		**1,195,758**	1,135,398	1,115,435
Minority interest		**-**	6,729	3,461
Total Equity		**1,195,758**	1,142,127	1,118,896

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity

For the Half Year Ended 30 June 2005

	Consolidated June 2005 A$'000	Consolidated June 2004 A$'000
Total equity at the beginning of the half year	**1,142,127**	915,397
Cash flow hedges, net of tax	(6,315)	-
Employee share options	1,687	-
Net loss recognised directly in equity	**(4,628)**	-
Profit for the half year	**89,821**	49,804
Total recognised income and expenses for the half year	**85,193**	49,804
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	**44,480**	210,689
Dividends provided for or paid (note 3)	**(69,313)**	(60,995)
Minority interest	**(6,729)**	4,001
	(31,562)	153,695
Total equity at the end of the half year	**1,195,758**	1,118,896

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Cash Flow Statement

For the Half Year Ended 30 June 2005

	Consolidated June 2005 A$'000	Consolidated June 2004 A$'000
Cash Flows from Operating Activities		
Receipts from customers	801,321	392,571
Payments to suppliers and employees	(671,710)	(471,414)
Interest received	1,603	3,344
Dividends and trust distributions received	375	2,242
Borrowing costs paid	(33,823)	(33,872)
Income tax paid	(6,712)	(52,837)
Net cash flows used in operating activities	91,054	(159,966)
Cash Flows from Investing Activities		
Proceeds from sale of investments	-	18,190
Distributions from joint venture equity investments	11,945	-
Payments for purchase of joint venture equity investments	(9,533)	(867)
Payments for acquisition of Australand Wholesale Property Trust No. 3	-	(96,986)
Payments for purchase of unlisted property trust units	-	(5,715)
Loans advanced to related parties	(4,505)	-
Proceeds from sale of investment property	14,400	-
Payments for and improvement to investment properties	(59,640)	(1,634)
Payments for plant and equipment	(1,630)	(390)
Net cash flows used in investing activities	(48,963)	(87,402)
Cash Flows from Financing Activities		
Proceeds from borrowings	122,000	787,837
Repayment of borrowings	(123,000)	(690,324)
Dividends/distributions paid	(28,752)	(35,769)
Cash acquired on acquisition of entities	-	4,717
Proceeds from issue of shares/units (net of equity raising costs)	849	186,835
Net cash flows provided by financing activities	(28,903)	253,296
Net increase in cash held	13,188	5,928
Cash at beginning of financial period	7,786	30,567
Cash at end of financial period	20,974	36,495

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report for the half year reporting period ended 30 June 2005 has been prepared in accordance with Accounting Standard AASB 134, *Interim Financial Reporting* and the Corporations Act 2001. The Australand Property Group financial report represents the consolidated financial report of Australand Holdings Limited and its controlled entities including Australand Property Trust in accordance with Urgent Issues Group (UIG) Consensus View 1013, *Consolidated Financial reports in relation to Pre-Date-of-Transition Stapling Arrangements.*

The half year financial report does not include all notes normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report year ended 31 December 2004 and any public announcements made by Australand Property Group during the half year to 30 June 2005 in accordance with continuous disclosure requirements of Listing Rules of the Australian Stock Exchange.

(a) BASIS OF PREPARATION OF HALF YEAR FINANCIAL REPORT

The principal accounting policies adopted in the preparation of the financial report are set out below.

Application of AASB1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS)

This half year financial report is the first Australand Property Group interim financial report to be prepared in accordance with AIFRS's. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Australand Property Group until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Australand Property Group interim financial report for the half year ended 30 June 2005, management has amended certain accounting, valuation and consolidation methods applied on the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS's on the Group's equity and its net income are given in note 9.

The financial statements have been prepared on the basis of historical costs as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

(b) PRINCIPLES OF CONSOLIDATION

(i) **Subsidiaries**

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries and controlled entities of Australand Holdings Limited, including Australand Property Trust, as at 30 June 2005 and the results of all subsidiaries and controlled entities for the half-year then ended. Its subsidiaries and controlled entities are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

(ii) Associated entities, partnerships and joint venture entities

Investments in associated entities, partnerships and joint venture entities are accounted for in the consolidated financial statements using the equity method. Under this method, the Group's share of the profits or losses of associates, partnerships and joint venture entities is recognised in the consolidated statement of financial performance, and its share of movements in reserves is recognised in consolidated reserves. Associates are those entities over which the Group exercises significant influence, or joint control, but not control.

Unrealised gains/(losses) resulting from transactions with associates and joint ventures are eliminated to the extent of the Group's interest.

(iii) Joint ventures

Joint Venture operations
The proportionate interests in the assets, liabilities and expenses of a joint venture operation have been incorporated in the financial statements under the appropriate headings.

Joint Venture entities
The interest in a joint venture partnership is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the joint venture partnership and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(c) REVENUE RECOGNITION

Property Development and Land Sales
Revenue is recognised on property development projects on settlement. Revenue is recognised for land sales where there is a signed unconditional contract for sale.

Construction Contracting
Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense immediately. Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

Rental Income
Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

(d) INVESTMENT PROPERTIES

Investment properties

Investment properties comprise investment interests in land and buildings held for long term rental yields and not occupied by the Group. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development

Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's on completion value.

(e) PROPERTY, PLANT AND EQUIPMENT

Property occupied by Australand Property Group is carried at cost. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. Net gains and losses on disposal of plant and equipment are brought to account in determining the results for the period. The expected useful lives of plant and equipment are two to five years (2004: two to five years). The expected useful life of property is forty years (2004: forty years).

(f) VALUATION OF INVENTORIES

Inventories comprising land, land and housing, integrated land and housing, medium density, highrise developments and commercial and industrial developments are carried at the lower of cost and net realisable value. Cost includes the cost of acquisition, development and borrowing costs incurred during development. When development is completed, borrowing costs are expensed as incurred.

(g) TRADE RECEIVABLES

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

(h) ACQUISITIONS OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(i) GOODWILL

Goodwill represents excess of cost of an acquisition over fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested for impairment annually and is carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(j) TRADE AND OTHER CREDITORS

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k) LAND VENDOR LIABILITIES

Where the Group enters into unconditional contracts with land vendors to purchase properties for future development that contain deferred payment terms, these liabilities are discounted to their present value at the consolidated entity's cost of capital. The discount rate used as at 30 June 2005 was 7.50% (2004: 7.50%).

(l) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

(m) LEASE INCENTIVES

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out costs or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

(n) EMPLOYEE ENTITLEMENTS

(i) Wages, salaries and annual leave

Liabilities for employee entitlements to wages and salaries, annual leave and other current employee entitlements are accrued at non-discounted amounts calculated on the basis of future wage and salary rates including on-costs.

(ii) Long service leave

Liabilities for other employee entitlements which are not expected to be paid or settled within 12 months of balance date are accrued in respect of all employees at present values of future amounts expected to be paid, based on a projected weighted average increase in wage and salary rates. Expected future payments are discounted using interest rates on national government securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Superannuation

Contributions to the Australand Superannuation Plan are charged as an expense as the contributions are paid or become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Australand Property Group Employee Option Plan and an employee share scheme The fair value of options granted is determined at grant date and recognised as an expense with a corresponding increase in equity over their vesting period. For share options granted before 7 November 2002 and/or vested before 1 January 2005 no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

(o) BORROWINGS AND BORROWING COSTS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over period of the borrowings using effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to capitalise is the weighted average interest rate applicable to the entity's outstanding borrowings during the year, in this case 7.0% (2004 – 6.80%).

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.

(p) DERIVATIVES

From 1 January 2004 to 31 December 2004
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 31 December 2004.

From 1 January 2005
Derivatives are initially recognised at fair value on date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast

transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(q) TAXATION

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Australand Holdings Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.

Australand Property Trust
Under current income tax legislation, Australand Property Trust is not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

(r) EARNINGS PER SECURITY

(i) Basic earnings per stapled security

Basic earnings per stapled security is determined by dividing the net profit after income tax attributable to the stapled security holders of Australand Property Group, excluding any costs of servicing equity other than ordinary securities, by the weighted average number of stapled securities outstanding during the half year, adjusted for bonus elements in stapled securities, if any, issued during the half year.

(ii) Diluted earnings per stapled security

Diluted earnings per stapled security adjusts the figures used in the determination of basic earnings per stapled security by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary securities and the weighted average number of securities assumed to have been issued for no consideration in relation to the dilutive potential ordinary securities.

(s) DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the half-year but not distributed at balance date.

(t) ROUNDING OF AMOUNTS

The Group is of a kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

2. EARNINGS PER STAPLED SECURITY

	Consolidated	
	June 2005	June 2004
Basic - ordinary earnings per stapled security	**10.6 cents**	6.9 cents
Diluted - ordinary earnings per stapled security	**10.5 cents**	6.9 cents
Earnings reconciliation		
	A$'000	A$'000
Basic earnings per stapled security:		
Net profit after tax	**89,821**	49,804
Diluted earnings per stapled security:		
Net profit after tax	**89,821**	49,804

The weighted average number of stapled securities on issue used in the calculation of basic ordinary earnings per stapled security was 848,596,964 stapled securities (2004: 726,780,684 stapled securities).

The weighted average number of stapled securities on issue used in the calculation of diluted ordinary earnings per stapled security was 855,322,943 stapled securities (2004: 726,913,082 stapled securities).

3. DIVIDENDS/DISTRIBUTIONS

Dividends/distributions recognised in the current period are:

June 2005	Payment per Share/Unit	Total Amount A$'000	Date of Payment	Tax Rate for Franking Credit or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	2.2 cents	18,958	4.5.05	30%	100%
Interim dividend	2.3 cents	20,076	3.8.05	30%	100%
Total dividend	4.5 cents	39,034			
Units					
Interim distribution	1.8 cents	15,440	4.5.05		
Interim distribution	1.7 cents	14,839	3.8.05		
Total distribution	3.5 cents	30,279			

Australand Property Group's Distribution Reinvestment Plan was in operation for the interim distribution for the quarter ended 31 March 2005 of 4.0 cents per stapled security.

June 2004	Payment per Share	Total Amount A$'000	Date of Payment	Tax Rate for Franking Credit %	Percentage Franked %
Ordinary shares					
Interim dividend	2.6 cents	18,247	3.5.04	30%	100%
Interim dividend	2.0 cents	16,214	3.8.04	30%	100%
Total dividend	4.6 cents	34,461			
Units					
Interim distribution	1.4 cents	9,826	3.5.04		
Interim distribution	2.0 cents	16,708	3.8.04		
Total dividend	3.4 cents	26,534			

Franking credits

	Consolidated	
	June 2005 A$'000	June 2004 A$'000
Franking surplus	79,681	68,257

Franking credits are available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends/distributions and receipt of dividends receivable. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends / distributions. The above amounts represent the balances of the franking accounts as at the end of the financial period, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

4. RETAINED PROFITS

	6 months to June 2005 A$'000	12 months to Dec 2004 A$'000	6 months to June 2004 A$'000
Retained profits at beginning of financial period	**98,077**	116,957	116,957
Net profit attributable to the stapled security holders of APG	**89,821**	113,133	49,804
Net effect on dividends/distributions from:			
Dividends/distributions recognised during the period	**(69,313)**	(132,013)	(60,995)
Retained profits at end of financial period	**118,585**	98,077	105,766

5. EQUITY SECURITIES ISSUED

	Half-year		Half-year	
	2005 Stapled Securities	2004 Stapled Securities	**2005 $'000**	2004 $'000
Issues of Stapled Securities during the half-year				
Exercise of options	**63,250**	62,500	**121**	99
Australand Property Group Employee Securities Ownership Plan	**378,063**	342,860	**628**	559
Issued for no consideration:				
Distribution reinvestment plan issue	**25,141,188**	129,923,469	**43,731**	210,031
	25,582,501	130,328,829	**44,480**	210,689

6. CONTINGENT LIABILITIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The consolidated entity and joint venture entities have given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	June 2005 A$'000	Dec 2004 A$'000	June 2004 A$'000
Performance bank guarantees outstanding	**40,860**	39,508	45,148
Financial bank guarantees outstanding	**15,315**	6,880	-
Insurance bonds outstanding	**30,068**	31,621	24,132
	86,243	78,009	69,280

(b) In the ordinary course of business, the Group provides rental guarantees and income support arrangements to tenants and owners of various residential and commercial buildings, which the Group is developing or has completed development on. These arrangements require the Group to guarantee the rental income of these properties for certain periods of time. As at the date of this report, the Directors are of the opinion that based on the current sub-lease proposals and forecasted sub-lease commitments, together with the allowances made within the development budgets for these property developments adequate allowance has been made in the financial statements for these potential obligations.

(c) In the ordinary course of business, the Group becomes involved in litigation, some of which falls within the Group's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the Group. A claim has been made by 85 owners of certain interests in the Sovereign Australis Hotel on the Gold Coast seeking to avoid their obligations under various contracts for sale. The Group has been advised that it has strong prospects of successfully defending this claim.

(d) Due to the nature of the Group's development operations, which can involve complex financing structures and joint venture arrangements, the ATO periodically reviews and queries the taxation treatment of various transactions, which could result in additional tax being levied. The Group is confident that past taxation treatments are sound and in accordance with tax law, and where such ATO queries arise, the Group's position is vigorously defended. Based on independent tax advice, the Directors are satisfied that the current taxation provisions are adequate.

7. SEGMENT REPORTING

The consolidated entity is organised into the following divisions:

- Residential
- Commercial and Industrial
- Property Investment

The consolidated entity operates wholly within Australia.

JUNE 2005

Business Segment Summary	Residential	Commercial and Industrial	Property Investment	Elim	Unallocated	**Consolidated**
	A$'000	A$'000	A$'000	A$'000	A$'000	**A$'000**
Revenue	471,820	500,166	30,700	(41,792)	3,439	**964,333**
Less: Property development sales revenue from joint venture entities	32,391	18,973	-	-	-	**51,364**
Segment Revenue	439,429	481,193	30,700	(41,792)	3,439	**912,969**
Segment result before interest expense and interest in cost of goods sold and amortisation of goodwill	73,272	45,458	25,118	(7,618)	(6,869)	**129,361**
Capitalised interest in cost of goods sold & other interest	(25,783)	(30,463)	-	-	(6,777)	**(63,023)**
Revaluation of IP	-	-	36,215	-	-	**36,215**
Interest & other fees charged between developer and Trust *	-	-	5,718	-	(5,718)	**-**
Net segment result after interest expense and amortisation of goodwill	47,489	14,995	67,051	(7,618)	(19,364)	**102,553**
Interest revenue	-	-	617	-	1,216	**1,833**
Share of net profits of joint ventures accounted for using the equity method	4,837	562	-	-	-	**5,399**
Unallocated corporate costs	-	-	-	-	(6,325)	**(6,325)**
Profit from ordinary activities before income tax expense	52,326	15,557	67,668	(7,618)	(24,473)	**103,460**
Income tax expense	-	-	-	-	-	**(12,577)**
Profit from ordinary activities after income tax expense						90,883

* Inter-segment interest and fees have not been allocated to divisions within the developer.

Depreciation and amortisation expense	753	42	24	219	-	1,038
Total Assets	1,184,106	279,047	757,712	(39,142)	69,608	**2,251,331**

7. SEGMENT REPORTING (Continued)

JUNE 2004

Business Segment Summary	Residential	Commercial and Industrial	Property Investment	Elim	Unallocated	Consolidated
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
Revenue	374,756	72,549	22,604	-	2,021	471,930
Less: Property development sales revenue from joint venture entities	71,624	11,704	-	-	-	83,328
Segment Revenue	303,132	60,845	22,604	-	2,021	388,602
Segment result before interest expense and interest in cost of goods sold and amortisation of goodwill	65,339	(14,253)	19,147	-	-	70,233
Capitalised interest in cost of goods sold & other interest	(16,476)	(2,590)	(2,226)	-	-	(21,292)
Amortisation of goodwill	-	-	-	-	-	-
Interest & other fees charged between developer and Trust *	-	-	10,571	-	(10,571)	-
Net segment result after interest expense and amortisation of goodwill	48,863	(16,843)	27,492	-	(10,571)	48,941
Interest revenue	-	-	210	-	1,287	1,497
Share of net profits of joint ventures accounted for using the equity method	11,715	3,775	-	-	-	15,490
Unallocated corporate costs	-	-	-	-	(7,631)	(7,631)
Profit from ordinary activities before income tax expense	60,578	(13,068)	27,702	-	(16,915)	58,297
Income tax expense	-	-	-	-	-	(8,215)
Profit from ordinary activities after income tax expense	60,578	(13,068)	27,702	-	(16,915)	50,082
Depreciation and amortisation expense	959	479	-	-	902	2,340
Total Assets	1,399,742	548,803	616,867	-	74,642	2,640,054

8. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

There have been no significant events or transactions that have arisen since the end of the financial period which, in the opinion of the Directors, would significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS's (AIFRS)

(a) At the date of transition to AIFRS: 1 January 2004

	Notes	Previous AGAAP $'000	Effect of Transition to AIFRS $'000	AIFRS $'000
Current assets				
Cash assets		30,567	-	30,567
Receivables	(a)	341,988	(147,546)	194,442
Inventories	(a), (h)	494,397	413,862	908,259
Other		7,226	-	7,226
Total current assets		874,178	266,316	1,140,494
Non-current assets				
Inventories		556,208	-	556,208
Investments accounted for using the equity method		109,512	(1,070)	108,442
Other financial assets		34,690	-	34,690
Property, plant and equipment	(b)	4,304	36,699	41,003
Investment properties	(b)	374,376	(37,000)	337,376
Deferred tax assets		-	3,996	3,996
Intangible assets	(c)	54,789	(21,916)	32,873
Total non-current assets		1,133,879	(19,291)	1,114,588
Total assets		2,008,057	247,025	2,255,082
Current Liabilities				
Payables		187,061	(22,762)	164,299
Interest bearing liabilities	(d), (h)	247,601	76,550	324,151
Current tax liabilities		44,967	-	44,967
Provisions		39,868	(90)	39,778
Land vendor liabilities		85,781	-	85,781
Total current liabilities		605,278	53,698	658,976
Non-current liabilities				
Interest bearing liabilities		374,000	292,834	666,834
Deferred tax liabilities		20,096	(20,096)	-
Provisions		1,715	-	1,715
Land vendor liabilities		12,160	-	12,160
Total non-current liabilities		407,971	272,738	680,709
Total liabilities		1,013,249	326,436	1,339,685
Net assets		994,808	(79,411)	915,397
EQUITY				
Contributed equity		794,333	-	794,333
Reserves	(f), (g)	5,018	(5,018)	-
Retained profits		190,108	(73,151)	116,957
Total aggregated entity interest		989,459	(78,169)	911,290
Outside equity interest in controlled entities		5,349	(1,242)	4,107
Total equity		994,808	(79,411)	915,397

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs (continued)

(b) At the end of the last half year reporting period under previous AGAAP: 30 June 2004

	Notes	Previous AGAAP $'000	Effect of Transition to AIFRS $'000	AIFRS $'000
Current assets				
Cash assets		36,495	-	36,495
Receivables	(a)	453,902	(223,951)	229,951
Inventories	(a), (h)	493,777	520,943	1,014,720
Other		10,545	-	10,545
Total current assets		994,719	296,992	1,291,711
Non-current assets				
Inventories		544,021	-	544,021
Investments accounted for using the equity method		142,995	8,817	151,812
Property, plant and equipment	(b)	3,257	35,797	39,054
Investment properties	(b)	600,668	(37,000)	563,668
Other financial assets		12,715	-	12,715
Deferred tax assets		-	4,199	4,199
Intangible assets	(c)	52,127	(19,253)	32,874
Total non-current assets		1,355,783	(7,440)	1,348,343
Total assets		2,350,502	289,552	2,640,054
Current liabilities				
Payables		142,296	(25,411)	116,885
Interest bearing liabilities	(d), (h)	58,019	420,621	478,640
Land vendor liabilities		91,587	-	91,587
Current tax liabilities		-	-	-
Provisions		43,776	-	43,776
Total current liabilities		335,678	395,210	730,888
Non-current liabilities				
Interest bearing liabilities		780,005	-	780,005
Deferred tax liabilities		22,981	(22,981)	-
Provisions		1,707	-	1,707
Land vendor liabilities		8,558	-	8,558
Total non-current liabilities		813,251	(22,981)	790,270
Total liabilities		1,148,929	372,229	1,521,158
Net assets		1,201,573	(82,677)	1,118,896
EQUITY				
Contributed equity		1,009,669	-	1,009,669
Reserves	(f), (g)	5,752	(5,752)	-
Retained profits		179,935	(74,169)	105,766
Total aggregated entity interest		1,195,356	(79,921)	1,115,435
Outside equity interest in controlled entities		6,217	(2,756)	3,461
Total equity		1,201,573	(82,677)	1,118,896

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs (continued)

(c) At the end of the last full year reporting period under previous AGAAP: 31 December 2004

	Notes	Previous AGAAP $'000	Effect of Transition to AIFRS $'000	AIFRS $'000
Current assets				
Cash assets		7,786	-	7,786
Receivables	(a)	475,753	(200,444)	275,309
Inventories	(a), (h)	468,127	524,625	992,752
Other		7,309	-	7,309
Total current assets		958,975	324,181	1,283,156
Non-current assets				
Inventories		512,246	-	512,246
Investments accounted for using the equity method		140,586	(2,173)	138,413
Other financial assets		12,715	-	12,715
Property, plant and equipment	(b)	4,357	34,896	39,253
Investment properties	(b)	604,582	(37,000)	567,582
Intangible assets	(c)	49,464	(49,464)	-
Future income tax benefit		-	14,798	14,798
Total non-current assets		1,323,950	(38,943)	1,285,007
Total assets		2,282,925	285,238	2,568,163
Current Liabilities				
Payables		166,579	(28,163)	138,416
Interest bearing liabilities	(d), (h)	-	444,068	444,068
Current tax liabilities		22,084	(791)	21,293
Provisions		46,958	-	46,958
Land vendor liabilities		10,016	-	10,016
Total current liabilities		245,637	415,114	660,751
Non-current liabilities				
Interest bearing liabilities		758,005	-	758,005
Deferred tax liabilities		10,820	(10,820)	-
Provisions		1,707	-	1,707
Land vendor liabilities		5,573	-	5,573
Total non-current liabilities		776,105	(10,820)	765,285
Total liabilities		1,021,742	404,294	1,426,036
Net assets		1,261,183	(119,056)	1,142,127
EQUITY				
Contributed equity		1,045,291	(7,970)	1,037,321
Reserves	(f), (g)	5,752	(5,752)	-
Retained profits		203,223	(105,146)	98,077
Total aggregated entity interest		1,254,266	(118,868)	1,135,398
Outside equity interest in controlled entities		6,917	(188)	6,729
Total equity		1,261,183	(119,056)	1,142,127

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs (continued)

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)

(a) Reconciliation of profit for the half year ended 30 June 2004

	Notes	Previous AGAAP $'000	Effect of Transition to AIFRS $'000	AIFRS $'000
Revenue	(a), (d)	472,087	(84,219)	387,868
Other income		-	734	734
Cost of properties sold	(d)	(347,404)	76,184	(271,220)
Investment property expenses		(3,247)	-	(3,247)
Employee expenses		(40,965)	-	(40,965)
Depreciation	(b)	(1,438)	(902)	(2,340)
Impairment of goodwill	(c)	(2,663)	2,663	-
Finance costs -net		(11,585)	-	(11,585)
Other expenses		(20,124)	3,686	(16,438)
Share of net profits of joint ventures accounted for using the equity method		18,707	(3,217)	15,490
Profit before income tax	(a)	63,368	(5,071)	58,297
Income tax expense		(10,755)	2,540	(8,215)
Profit for the half year		52,613	(2,531)	50,082
Net profit/(loss) attributable to minority interests		(868)	590	(278)
Net profit holders pf Australand Property Group attributable to the stapled security		51,745	(1,941)	49,804
Increase in asset revaluation reserve due to fair value adjustment	(g)	734	(734)	-
Total profit attributable to stapled security holders		52,479	(2,675)	49,804

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs (continued)

(b) Reconciliation of profit for the year ended 31 December, 2004

	Notes	Previous AGAAP $'000	Effect of Transition to AIFRS $'000	AIFRS $'000
Revenue	(a), (d)	1,231,017	(111,403)	1,119,614
Other income		-	4,747	4,747
Cost of properties sold	(d)	(908,996)	97,750	(811,246)
Investment property expenses		(8,046)	-	(8,046)
Employee expenses		(88,654)	-	(88,654)
Depreciation	(b)	(3,339)	(1,804)	(5,143)
Impairment of goodwill	(c)	(5,326)	5,326	-
Borrowing costs expense	(e)	(35,242)	8,730	(26,512)
Other expenses from ordinary activities		(21,475)	(2,537)	(24,012)
Share of net profits of joint ventures accounted for using the equity method		26,679	(645)	26,034
Write off goodwill	(c)	-	(32,874)	(32,874)
Profit from ordinary activities before income tax	(a)	186,618	(32,710)	153,908
Income tax expense		(39,923)	1,770	(38,153)
Net profit		146,695	(30,940)	115,755
Net profit/(loss) attributable to minority interests		(1,568)	(1,054)	(2,622)
Net profit attributable to the stapled security holders *of Australand Property Group*		145,127	(31,994)	113,133
Increase in asset reduction reserve due to fair value adjustment	(g)	734	(734)	-
Total profit attributable to stapled security holders		145,861	(32,728)	113,133

(3) Reconciliation of cash flow statement for the year ended 31 December 2004.

The adoption of AIFRS's has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

(a) Revenue recognition

Revenue and profits on the development of apartments and residential property were previously recognised on the percentage of completion basis. Under AIFRS, recognition is deferred until settlement. The revenue recognition policy under AIFRS also has a significant effect on the restated carrying value of certain assets in prior periods. For inventory, the deferred recognition of revenue has resulted in a gross up to restate inventory at each reporting date. This gross up reflects certain inventory remaining on hand under AIFRS at the reporting date which would remain on hand until actual settlement and the recognition of the revenue. Receivables also decrease at each prior reporting period on the basis of the sales being deferred.

AIFRS requires rental income from operating leases to be recognised on a straight line basis over the term of the lease. As many of Australand Property Group's operating leases with tenants incorporate fixed annual increases, an adjustment is made each year to reflect the rental income arising from the cumulative future fixed increases applicable to the current year. These amounts are included in rental income with a corresponding asset shown as a component of the carrying amount of investment properties.

(b) Owner occupied investment properties

Where the group occupies a significant portion of a building, that building can no longer be classified as an investment property. Instead, the property is now classified as a fixed asset and depreciated.

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs (continued)

(c) Impairment – Goodwill

The impairment test under AIFRS is more stringent and specific than under the old AASB standard, requiring allocations to specific cash-generating units and the use of discounted cash flows. Using the more stringent tests, the directors have determined that goodwill was impaired at transition and further impaired at 31 December 2004.

(d) Yield Guarantees

Revenue and profits on the developments of commercial and industrial properties for Wholesale Property Trusts and other institutional investors were previously recognised on the percentage of completion basis. As Australand has provided yield guarantees to the investors in these Trusts until the completion of the final Trust property, under AASB118: Revenue, revenue recognition is now deferred until the guarantee falls away. This change also affects the prior reporting period balance sheets. Under AGAAP, progress claims under percentage of completion were recognised as revenue. Under AIFRS, these progress claims are treated as loans and as such, the loan balances are grossed up in the prior period comparatives.

(e) Borrowing Costs

Under AIFRS, Australand has the option of either capitalising or expensing borrowing costs in respect of qualifying assets. The Group will continue with its normal policy of capitalising borrowing costs in respect of qualifying assets.

(f) Internally constructed investment properties

Under AIFRS, investment properties that are developed internally are required to be carried at cost during development, but will be remeasured to fair value (market value) through the income statement at practical completion. This change also results in the de-recognition of the asset revaluation reserve.

(g) Revaluation of investment properties

Under AIFRS, investment properties are either valued at fair value (market value) with increments/decrements going through the consolidated income statement or measured at cost and depreciated. Based on the property industry practice of annually revaluing properties, Australand Property Group have adopted the fair value approach. As mentioned above, this change results in the de-recognition of the assets revaluation reserve.

(h) Secured loans

Under AGAAP, where loans were secured against development assets, the asset and loan were able to be offset in the balance sheet. Under AIFRS, these loans need to be separately disclosed. As such, the loan balances and the related inventory balances are grossed up in the prior period comparatives.

10. MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES

Name of entity	Note	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities		Current period %	Previous corresponding period %	Current period $'000	Previous corresponding period $'000
Australand Holdings Limited & BMD Constructions Pty Ltd		50%	50%	-	291
Australand Land and Housing No. 5 (Hope Island) Pty Limited		50%	50%	-	-
Australand Land and Housing No. 6 (Baldi) Pty Limited		50%	50%	-	-
Australand Land and Housing No. 7 (Hope Island) Pty Limited		50%	50%	-	-
Australand Land and Housing No. 8 (Hope Island) Pty Limited		50%	50%	-	-
Avon Road Pymble Pty Ltd		50%	50%	-	-
Baldi Unit Trust		50%	50%	-	-
Balmain Shores Pty Ltd		50%	50%	-	-
Brisun Pty Ltd		50%	50%		-
Camden Green Pty Limited		50%	50%		-
Chymont Pty Limited		50%	50%	1,500	1,224
CIP ALZ (BBP) Trust	(b)	50%	-	-	-
CIP ALZ (MA) Trust	(b)	50%	-	-	-
CIP ALZ Goulburn Industrial Unit Trust	(a)	50%	-	-	-
Commercial & Industrial Property (Mt Waverley) Trust	(b)	50%	-	1,800	-
Commercial & Industrial Property (Pinkenba) Trust	(b)	50%	-	-	-
Commercial & Industrial Property (Port Melbourne) Trust	(b)	50%	-	1,100	-
Croydon Development Trust		50%	50%	-	-
Discovery Point Pty Limited and Landcom		50%	50%	-	-
Deer Park Development Trust No. 1	(c)	100%	50%	-	-
Freshwater Residential Unit Trust		50%	50%	-	3,700
Freshwater Settlements Pty Limited		50%	50%	-	-
Glebe Harbour Unit Trust		50%	50%	-	2,227
Glenwood Land Unit Trust		50%	50%	1,500	220
Kellyville Construction Partnership	(b)	50%	-	-	-
Land and Housing No.1 Unit Trust		50%	50%	-	-
LMMBI Unit Trust		50%	50%	-	-
Minto Industrial Development Trust		50%	50%	-	-
Motorway Business Park Pty Ltd		50%	50%	-	-
Soncal Pty Limited		50%	50%	-	-
Sur-Mer (Cronulla) Pty Ltd		50%	50%	-	-
The Woolloomooloo Unit Trust		50%	50%	-	-
Torquay Nominee Pty Limited	(b)	50%	-	-	-
Trust Project No.11 Trust		50%	50%	1,400	6,461
Trust Project No.9 Trust		50%	50%	-	-
Village Park Consortium		50%	50%	-	-
W9 & 10 Construction Stage 2 Partnership		50%	50%	-	-
W9 & 10 Construction Stage 3A Financing Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 3A Partnership		50%	50%	-	-
W9 & 10 Construction Stage 3A Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 3B Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 3C Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 4A Partnership		50%	50%	-	-
W9 & 10 Construction Stage 4B Partnership		50%	50%	-	-
W9 & 10 Stage 2 Partnership		50%	50%	-	1,150
W9 & 10 Stage 3A Partnership		50%	50%	-	-
W9 & 10 Stage 4A Partnership		50%	50%	-	-
W9 & 10 Stage 4B Partnership		50%	50%	-	-
Total				**7,300**	15,273
Other material interests				(1,901)	217
Total				**5,399**	15,490

(a) Joint venture entities created during the period
(b) Joint venture entities created during the previous half year
(c) Joint venture interest acquired during the period

Directors' Declaration

For the half year ended 30 June 2005

In the directors' opinion:

(a) the financial statements and notes set out on pages 9 to 33 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the consolidated entity's financial position as at 30 June 2005 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

Brendan Crotty
Managing Director

Sydney
27 July 2005

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of Australand Property Group for the period ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Australand Holdings Limited and the entities it controlled during the period, including Australand Property Trust.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
27 July 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the stapled security holders of Australand Property Group

Audit opinion

In our opinion, the financial report of Australand Property Group:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Australand Property Group (defined below) as at 30 June 2005 and of its performance for the half-year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Australand Property Group (the Group), for the half-year ended 30 June 2005. The Group comprises both Australand Holdings Limited (the company) and the entities it controlled during that half-year including Australand Property Trust.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
27 July 2005

AUSTRALAND   AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

27 July 2005

AUSTRALAND DELIVERS SOUND PROFIT FOR JUNE 2005 HALF YEAR

Australand Property Group ("**Australand**") today announced a net profit after tax of $89.8 million for the half year ended 30 June 2005, which compares favourably to the result for the corresponding period last year of $49.8 million, restated under the Australian Equivalent to International Financial Reporting Standards (**AIFRS**). Australand is one of the first listed entities in the property sector to report earnings under AIFRS and, in accordance with accounting standards, all prior year numbers have been restated under AIFRS, to enable a 'like for like' comparison. The transition to AIFRS significantly alters the timing of the recognition of revenue and related profits and the impact of this is clearly explained in the accompanying Appendix 4D - Half Year Report for the period ended 30 June 2005.

KEY ELEMENTS OF JUNE 2005 HALF YEAR RESULT

- Net profit after tax and minorities increased 80.3% to $89.8 million compared to $49.8 million recorded in the corresponding period last year;
- the Investment Property division contributed $67.7 million to the Group net profit before tax (including $36.2 million of property revaluations) compared to $27.7 million in the corresponding period last year;
- Australand's Residential development division contributed $52.3 million to the Group net profit before tax, compared to $60.6 million in the corresponding period last year;
- Australand's Commercial & Industrial division contributed $15.6 million to the Group net profit before tax, compared to a loss of $13.1 million in the corresponding period last year;
- Earnings per stapled security were 10.6 cents, up 53.6 % on the June 2004 half year amount of 6.9 cents per stapled security;
- Gearing (total liabilities / tangible assets) reduced to 46.4% from 59.2% in the June 2004 half year.
- Net tangible asset backing per stapled security increased to $1.37 compared to $1.32 per stapled security in the June 2004 half year; and
- A dividend / distribution for the June 2005 quarter of 4 cents per stapled security (comprising a 2.3 cent fully franked dividend and a 1.7 cent distribution, tax deferred to approximately 21%) which is to be paid on 3 August 2005. The Board's policy is that no Trust distributions will be paid from profits attributable to property revaluations.

Commenting on the result Australand's Managing Director Mr. Brendan Crotty, said: "This is a very good result for the Group amid what unquestionably has been a difficult time for the residential property sector. Australand remains firmly committed to our strategy of reducing the Group's dependence on residential development profits and increasing the level of recurrent investment income, so that investment property assets will contribute at least 50% of total net income by 2007." Further, Mr. Crotty stated "we will deliver on this strategy and the following key achievements in the first six months of 2005 demonstrate management's commitment to this goal:

- the increased contribution from the Investment Property division more than offset the reduction in the earnings from the residential development division, demonstrating the soundness of the Group's diversification strategy;

- the Commercial & Industrial division delivered committed pre lease transactions of approximately $53 million to Australand Property Trust and has a further pipeline of approximately $127 million under construction for the Trust;
- the merger of the Land & Housing and Apartments operations into the enlarged Residential development division to both accelerate the rationalisation of the Apartments division, announced at the end of 2003, and to achieve economies of scale in relation to a number of functions which were duplicated across the two divisions - a model already employed by a number of peer property groups;
- the establishment of a new senior role of Executive General Manager, Business Development to lead the Group's initiatives to acquire more investment income producing properties; and
- the initial acquisition of a $12 million high quality investment property from outside of the Group's internal development pipeline."

DIVISIONAL RESULTS

Each division contributed to the result as follows:

- the Residential division generated gross revenue of $439.4 million for the six months ended 30 June 2005 from the sale of 664 land & housing allotments and 287 apartments. Whilst revenue was 45% higher than for the corresponding period last year, the division's profit before tax for the June 2005 half year decreased 14% to $52.3 million, because of the margin erosion which occurred in respect of apartment projects, for which settlements were brought to account during the period;
- the Commercial and Industrial division achieved an operating profit before tax of $15.6 million compared to a loss of $13.1 million in the corresponding period last year, continuing the turnaround in this division that commenced in the 2nd half of 2004.
- the Investment Property division generated an operating profit before tax of $67.7 million comprising recurrent investment income of $31.5 million and a gain from the revaluation of the Trust's investment property portfolio of $36.2 million. It is anticipated that property revaluations for the full year will be approximately $45 million.

MERGER OF AUSTRALAND PROPERTY GROUP WITH AWPT4 AND AWPT5

As another important step in achieving the Group's diversification strategy, Australand Property Group today also announced a proposal to merge Australand Wholesale Property Trust No.4 (**AWPT4**) and Australand Wholesale Property Trust No.5 (**AWPT5**) with Australand Property Group.

Merger Proposal Terms

The Merger Proposal will be put to meetings of security holders of Australand Property Group, AWPT4 and AWPT5.

The Merger Proposal will be achieved through stapling units in AWPT4 and AWPT5 to Australand Property Group stapled securities (which currently comprise shares in Australand Holdings Limited and units in Australand Property Trust). This will be implemented by paying Australand Property Group security holders a special dividend by Australand Holdings Limited of $0.01 per Australand Property Group stapled security and a capital distribution by Australand Property Trust of approximately $0.2015 per Australand Property Group stapled security which together will be compulsorily applied towards the issue of new units in AWPT4 and AWPT5. Australand Property Group security holders will receive one AWPT4 unit and one AWPT5 unit for each Australand Property Group stapled security currently held. Certain foreign Australand Property Group security holders will receive cash for their Australand Property Group stapled securities to be sold through a sale facility.

Existing AWPT4 and AWPT5 units (other than those held by Australand Property Group entities) will be redeemed for cash with the result that Australand Property Group security holders will hold all of the units in AWPT4 and AWPT5, other than those held by Australand Property Group. The total cash amount payable for the redemption of these units in AWPT4 and AWPT5 is approximately $198 million.

The funding for the capital return from Australand Property Trust to Australand Property Group security holders is likely to be financed by debt and/or an issue of hybrid equity. Discussions with institutional investors may be held in the near future to determine the demand for such a hybrid security.

"It is anticipated that the merger of AWPT4 and AWPT5 with Australand Property Group will have an accretive impact on distributions for Australand Property Group security holders," Mr. Crotty said. "The merger will add another $370 million of high quality investment properties and combined with properties to be developed by the Commercial & Industrial division and retained by the Group during 2005 and 2006, should enable the Group to achieve its diversification strategy that recurrent investment income will be greater than development income in the medium term", Mr. Crotty said.

Australand Property Group Security holder approvals

The Merger Proposal will involve a court approved scheme of arrangement for Australand Holdings Limited and changes to the Australand Holdings Limited and Australand Property Trust constitutions, requiring approval of Australand Property Group security holders, together with changes to the constitutions of AWPT4 and AWPT5, requiring approval of AWPT4 and AWPT5 unitholders respectively. Regulatory approvals are also required.

An Explanatory Memorandum and Notices of Meeting including an Independent Expert's Report are expected to be issued to Australand Property Group security holders during August with the respective security holder meetings to be held in late September 2005. Assuming all relevant approvals are received and the other conditions precedent to the Merger Proposal are satisfied, the Merger will be completed by mid October 2005.

Depending on the approvals obtained, it is possible that the Merger in relation to AWPT4 may proceed without the merger with AWPT5 proceeding, and vice versa.

Merger Implementation Deed

A Merger Implementation Deed has been executed by Australand Holdings Limited, Australand Property Limited as the responsible entity of Australand Property Trust and Australand Wholesale Investments Limited as the responsible entity of AWPT4 and AWPT5. Under the Implementation Deed, each party agrees to use their best endeavors to implement the merger of Australand Property Group with AWPT4 and AWPT5. The Implementation Deed is subject to a number of termination events including:

- any party being in material breach of the Implementation Deed;
- BDO Corporate Finance Pty Limited failing to conclude that the Merger Proposal is in the best interest of holders of Australand Property Group stapled securities, AWPT4 units or AWPT5 units;
- a superior proposal emerging;
- a material adverse change in relation to Australand Holdings Limited, Australand Property Trust, AWPT4 or AWPT5 occurs;
- certain events take place in relation to Australand Holdings Limited, Australand Property Trust, AWPT4 or AWPT5.

MANAGEMENT

The Chairman of Australand Property Group, Mr. Tham Kui Seng today announced that the Managing Director, Mr. Brendan Crotty has accepted the Board's invitation to continue in his position until the end of 2007 to ensure that the Group's major strategic objective of increasing the level of recurrent investment property income to 65% of total Group earnings can be achieved in the medium term.

As part of a broader succession plan, greater levels of responsibility will now be progressively transferred to Australand's two Executive General Managers, Peter Burke (Residential) and John Thomas (Commercial & Industrial). In the same way that the apartment operations have been consolidated within the enlarged Residential division, reporting arrangements for the Investment Property division will be progressively transferred from the Managing Director to John Thomas, after the stapling of AWPT4 and AWPT5 occurs.

OUTLOOK

In commenting on the Group's outlook for the remainder of 2005, Mr. Crotty said "After a comprehensive review of the Group's development projects and its investment property portfolio, management believe that higher recurrent investment property income and increased profit from the Commercial & Industrial division will offset a lower contribution from apartment projects. Accordingly, it is anticipated that, for the 2005 full year, the net profit after tax before property revaluations will be at least equivalent to last year's net profit after tax of $145 million. In addition, the projected valuation uplift on investment property is likely to be approximately $45 million for the full year. "

Directors therefore reconfirm the Group's distribution forecast of 16.5 cents per stapled security for the year ending 31 December 2005.

For further information, please contact:

Brendan Crotty
Managing Director
Tel: +61 2 9767 2002
Email: bcrotty@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

AUSTRALAND PROPERTY GROUP

RESULTS BRIEFING

Half Year ended 30 June 2005

27 July 2005





AUSTRALAND

Overview

- Highlights
- Financial review
- Divisional review
  - Residential
  - Commercial & Industrial
  - Investment Property
- Strategy & outlook

AUSTRALAND

Highlights

- Net profit of $89.8m, up 80% on corresponding period, reconfirming benefits of diversification
- All divisions performed strongly in difficult market
- Group to acquire AWPT 4 & 5
- Current pipeline of $137m of investment properties being developed.
- Apartments operations successfully merged into new Residential division, freeing Phil Beale to head Business Development

Divisional profit before tax


Investment
23%
Residential
39%
Revaluation
27%
C&I
11%

Acquisition of AWPT4 & AWPT5

- Aggregate purchase price circa $198m
- Acquisition will add a further $370m of investment properties
- To be funded by debt and/or hybrid equity
- Will be accretive on distributions for APG security holders
- To be finalised by mid October 2005

AUSTRALAND


AUSTRALAND PROPERTY GROUP
PROPERTY PORTFOLIO JUNE 2005

AUSTRALAND

Property portfolio at 30 June '05

- APG Property Portfolio as at June 2005
  - Total assets under management circa $1.16bn
    - Australand Property Trust ~ $669m
    - Properties under development ~ $104m
    - AWPT4 ~ $265m
    - AWPT5 ~$127m
  - Investment Portfolio - by state
    - Commercial
    - Industrial
    - Properties under development
  - Development Portfolio - by state
    - Residential estates
    - Apartments
    - Commercial & Industrial

AUSTRALAND

Financial review

David Craig



AUSTRALAND

Half year net profit after tax


AAS
AIFRS
90
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
2002
2003
2004
2005

$89.8m

+80%

AUSTRALAND

Financial highlights - 6 months

	2005	2004	
Gross revenue	$913.0	$388.6	
Net profit (after minorities)	$89.8m	$49.8m	↑ 80.3%
EPS	10.6c	6.9c	↑ 53.6%
NTA per security	$1.37	$1.32	↑ 3.8%

AUSTRALAND

Group financial performance

$m	Developer	Trust	Unallocated/ Elimination	June 2005	June 2004
Revenue	921	31	(39)	**913**	389
COGS/expenses	(858)	(5)	12	**(851)**	(343)
Revaluation		36		**36**	-
Inter entity interest & fees		6	(6)	**-**	-
Joint ventures	5	-	-	**5**	12
Profit before tax	68	68	(33)	**103**	58
Tax & minorities				**(13)**	(8)
Net profit after tax				**90**	50

AUSTRALAND

AIFRS impact on 2004 net profit after tax

	June 2004	Dec 2004
Reported net profit under old AAS	52	145
Settlements not % of completion	-	6
Profit deferred due to yield guarantee	(5)	(9)
Goodwill not amortised	3	5
Owner occupied investment property	(1)	(2)
Other	1	1
	50	146
Write-off of goodwill	-	(33)
Restated 2004 net profit under AIFRS	50	113

AUSTRALAND

AIFRS increases earnings volatility


$
AAS progressive
profit recognition
AAS
Time

AUSTRALAND

AIFRS increases earnings volatility


$
Settlements accounting
Yield guarantees
AAS
AIFRS
timing
Time

AUSTRALAND

AIFRS increases earnings volatility


$
Revaluation of investment properties
No goodwill amortisation
Expensing employee share plan
AIFRS
permanent
AAS
AIFRS
timing
Time

AIFRS increases earnings volatility


$
Reporting periods
AIFRS
permanent
AAS
AIFRS
timing
Time

AIFRS impact on June 2004 balance sheet

Net assets under AAS		1,202
Receivables	Settlements	(273)
	Yield guarantee	71
	Other	(22)
Inventories	Yield guarantee	328
	Settlements	193
Borrowings	Yield guarantee	(399)
Tax balances etc	Settlements	(42)
Payables	Other	61
Net assets under AIFRS		1,119

% Total assets by division


Corporate
2%
Investment
34%
Residential
52%
C&I
12%

Residential	1,184
C&I	279
Developer	1,463
Trust	757
Corporate	31
	2,251

Balance sheets at 30 June

$m	Company	Trust	2005 Group *	2004
Operating assets	1,591	6	**1,600**	2,043
Investment/property	3	690	**651**	564
Inter entity	-	61	**-**	-
Intangibles	-	-	**-**	33
Total assets	1,594	757	**2,251**	2,640
Creditors etc	338	26	**292**	262
Debt	763	-	**763**	1,259
Inter entity	61	-	**-**	-
Net assets	432	731	**1,196**	1,119
NTA per security			**$1.37**	$1.32

* After elimination of inter-entity balances and investments

AUSTRALAND

Capital management

	2005 AIFRS	2004 AIFRS	2004 AAS
Net interest bearing debt	**$742m**	$1,222m	$802m
% fixed or hedged	**85%**	90%	88%
Fixed interest maturity	**5.1 yrs**	4.4 yrs	4.1 yrs
Margin over 90 day bills (annual average including hedging)	**1.10%**	1.76%	1.19%
Gearing:			
IBD/tangible assets*	**33.2%**	46.9%	35.5%
Liabilities/tangible assets*	**46.4%**	57.0%	49.2%

* Cash adjusted

AUSTRALAND

Capital management plans

- DRP has been suspended
- "Tap" of existing CMBS to raise further $20m
- Bridge "CMBS" facility in place to fund 100% of AWPT 4 and 5 acquisitions
- Looking at hybrid equity raising for investment property acquisitions
- Further CMBS issue later in year (approx $340m)
- Combination of hybrid and CMBS lower cost of capital, making investment property acquisitions accretive

Divisional profit before tax

$m	2005	2004
Residential	**52**	61
Commercial & Industrial	**16**	(13)
Property Investment	**68**	28
Corporate/ unallocated	**(24)**	(17)
Eliminations	**(8)**	
Group PBT	**103**	58


Investment
23%
Residential
39%
Revaluation
27%
C&I
11%

Residential

Peter Burke



AUSTRALAND

Performance - Residential

$m	2005	2004	
Revenue (Excluding JVs)	439	303	↑ 45%
Profit Before Tax	52	61	↓ 15%
No Of Active Projects	73	61	↑ 20%

Revenue Split by Product Type

30 June 2005


$102m
Land
$184m
$153m
Housing

AUSTRALAND

Pipeline - Residential

- Pipeline — 11,100 Allotments
  2,250 Apartments
- Estimated End Value — $4.781 billion


WA $570m
WA
VIC $1,970m
VIC
NSW
NSW $990m
QLD
QLD $1,260m

Residential Highlights for June '05 Half Year

- TPS approval and gazettal for Port Coogee.
- Strong Perth market.
- Improved June Quarter for Melbourne market.
- $119m for inventory restocking.
- 73 projects in progress will contribute to 2005 result.
- Property Management growing strongly:-
  - 1,180 Apartments under management.
  - Rental income growth NSW ↑ 3.3%
    VIC ↑ 4.0%
  - Vacancy Rate Down NSW ↓ 1.7%
    VIC ↓ 1.4%
- Completion of:-
  Seaforth QLD - 83 Apartments
  Bullecourt NSW - 222 Apartments

Market Conditions

Sydney

- Sluggish economy.
- Slow employment growth (↑0.21%).
- Population growth below National average (↑0.84%).
- Vendor Property Tax negative impact.
- Affordability (prices ↑70% since 2000 ABS).
- Underlying demand for dwellings increasing (starts 36,000, required 49,000).
- Rental vacancy rates at a 5 year low (↓2.2%).
- Continued reduction in new apartment stock.

Market Conditions (cont'd)

Melbourne

- CBD/Southbank possible oversupply of completed apartments in next 12 months (↑3,400).
- Sound economic outlook.
- Solid employment growth (↑2.84%).
- Population growth in line with National average (↑1.23%).
- Declining rental vacancy rates (↓2.9%).
- Improvement in affordability.
- No apartment construction commencing.
- Strong first home buyer recovery in first half (↑53%).

Market Conditions (cont'd)

Brisbane

- Strong economy (↑5.0% pa).
- Strong employment growth (↑6.54%).
- Strong population growth (↑2.5%).
- Rapid growth in house prices past 3.5 years (↑100%).
- Affordability emerged as major factor.
- Dwelling approvals 3,000 below requirement.
- Sunshine Coast and Gold Coast softening.

Market Conditions (cont'd)

Perth

- Strong economy
  - Booming commodity prices.
- Strong employment growth (↑6.53%).
- Strong population growth (↑1.55%).
- Strong buyer demand – pre sales.
- Solid price growth over past 3 years.

82 - 4507

Residential Outlook

- A soft landing for housing prices.
- Sound underlying demand for housing
  - Economic growth.
  - Favourable labour market conditions.
  - Population growth and strong migration.
  - Improvement in affordability:-
    - ➢ Stable interest rates.
    - ➢ Rising wages.
    - ➢ Softening in-house prices.
    - ➢ New taxation regime.
- Housing market fundamentals intact.
- Residential land shortages in Sydney.
- Shortage of new apartment stock in Sydney and Melbourne during next 12 months.
- Rising rental yields on the back of declining vacancy rates.
- Increased demand from First Home Buyers.

AUSTRALAND

Commercial & Industrial

John Thomas



Performance - Commercial & Industrial

$m	2005	2004
Revenue excluding JV	**481**	61
Profit before tax	**16**	(13)
No. of active projects	**23**	12

Revenue by geography – Jun '05 Half


QLD
$6m
NSW
$147m
VIC
$327m
WA/SA
< $1m

Includes Australand's share of joint ventures

Landbank distribution


QLD
16%
NSW
27%
VIC
41%
WA/SA
16%

AUSTRALAND

Operational Highlights - C&I

- Significant improvement in underlying profitability from prior half-year
- 19 pre-committed projects and 3 subdivision estates contributing to results
- Industrial WIP at record levels - 12 new pre-leases including TNT Logistics, Denso International, Inchcape Motors, Repco Ltd plus expansion of 4 existing Trust assets
- Increased Industrial & Commercial landbanks/estates
- Freshwater Place completed in June & 91% leased plus new commercial developments of 14,500 sqm

AUSTRALAND

The State of the Market

- Continued strong pre-lease enquiry within both Victoria and SA whilst steady in NSW and Queensland
- Significant growth in Industrial land values and lot demand within Qld, and steady demand in Victoria and NSW
- Prime industrial yields for pre-leased investment assets at all-time lows – sub 7.5% yields now evident
- Construction costs have stabilised within all markets apart from Queensland where cost increases continue unabated
- Limited Commercial pre-lease enquiry except within suburban Melbourne. Improving enquiry levels in NSW

Market Overview - Industrial

- NSW – increased land prices / no rental growth squeezing development margins. Yields to historic lows – some concerns with supply pipeline in Western Sydney
- VICTORIA – continuing strong pre-lease and land sale enquiries with limited rental growth
- QUEENSLAND – burgeoning land values due to low supply with evidence of some rental growth as secondary market vacancies drop
- SA / WA – land prices increasing – satisfactory enquiry levels

New Pre-leases for APT

Address	State	Tenant	Value (m)
West Park, Derrimut	VIC	Denso Int Aust Pty Ltd	$11.5
South Park, Dandenong	VIC	AAA Trading Pty Ltd	$13.4
South Park, Dandenong	VIC	TNT Logistics	$8.4
Greystanes Business Hub	NSW	Inchcape Motors	$18.5
Greystanes Business Hub	NSW	Danks Holdings Ltd	$11.0
Burbridge Business Park	SA	Cheap as Chips Pty Ltd	$9.6
Port Melbourne	VIC	Toll Holdings Ltd	$19.94
Viola Place, Brisbane Airport	QLD	Repco Ltd	$10.35
Various	NSW, VIC, SA, QLD	LG, B & R Enclosures, Star Track	$23.8
		Total	$126.84

AUSTRALAND

Investment Property

Brendan Crotty



AUSTRALAND

Performance - Property investment

$m	2005	2004	
Profit before revaluation	**32**	28	↑ 13 %
Revaluation gain	**36**	-	
Net profit	**68**	28	↑144 %


Car park
2%
Industrial
40%
Commercial
58%


1%
WA
QLD
9%
VIC
28%
NSW
61%
SA
1%

All figures other than revenue include Australand's share of joint ventures

AUSTRALAND

Highlights - investment property

- Value of portfolio at 30 June'05 now $669m generating annualised rent of $53.75m.
- After the revaluation uplift of $36.22m, rental yield across the portfolio is 8.04%.
- Revaluation uplift during Dec. Half yr. '05 is expected to be in the $ 9-12 m. range.
- New income producing property with a value of $53m transferred into APT during the last 6 months.

Average lease expiry: 7.8 years



1%
0%
2%
5%
3%
1%
0%
21%
21%
26%
20%
Vacant
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014+
Year ended 31 December

- Leases provide for a growing rental income – generally min CPI or 3.0% - 3.5% p.a.
- Blue chip tenants including Government, Nestle, Coles Myer, Qantas, Amcor, TNT, Laminex

AUSTRALAND

Trust Prospects

- Additional income producing assets worth $85m during 2H05.
- Acquisition of AWPT4 & AWPT5 will lift value of portfolio to more than $1.1bn in 2H05.
- Total rental income for 2006 should be in excess of $90m.
- Medium term strategy is to have recurrent income greater than development income up at least 65% of total Group earnings.
- The Group's intention is to increase its income producing asset base to double its anticipated 31/12/05 value, during the next 3 to 5 years.

AUSTRALAND

Strategy & Outlook

Brendan Crotty



AUSTRALAND

Target 50% recurring income by early '07

Profit before tax incl. revaluations


Property trust
50%
50%
Development divisions

Entity	Asset base $m	Projected 2006/7 rental income
Current	669	54
AWPT 4	260	20
AWPT 5	120	10
Current pipeline	130	10
2005/6 devl & acquisitions	210	16
	1,389	110

Summary

- Diverse nature of Land and Housing project base together with better C & I profit and higher recurrent income has produced higher result.
- The one-off IFRS impact should have washed through during the June half-year year and development business should deliver a satisfactory profit in the December half year, despite soft conditions in the residential sector.
- The Group's large carefully acquired land-banks with market values well in excess of book values are assisting the development divisions to maintain margins
- Fixed rent reviews from a predominantly under-rented portfolio has under-pinned the lift in investment property valuations

Outlook: continuing profit growth


Net profit after tax
$m
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
Revaluation

82 - 4507

Outlook

- Continuing solid contributions from L & H and C & I divisions.
- Market sentiment and reduced capital allocations will constrain Apartment division profitability.
- Increased property investment income.
- Ongoing profit generation capacity will support distributions at least equivalent to 2004.
- Strategy to grow recurrent income while slightly reducing investment in development divisions will deliver increased profits and a progressively lower risk profile.

AUSTRALAND

Australand Property Group

Australand Holdings Limited (ABN 12 008 443 696)

Australand Property Limited (ABN 90 105 462 137) (AFS Licence 231130) as the responsible entity of

Australand Property Trust (ARSN 106 680 424)

Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138
Ph: +61 2 9767 2000
Fax: +61 2 9767 2900

82 - 4507

AUSTRALAND PROPERTY GROUP

EQUITY BRIEFING

Half Year Ended 30 June 2005

27 July 2005



AUSTRALAND

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Regn. No.: 199506093G)

Second Quarter Financial Statement

TABLE OF CONTENTS

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

		Group (Second Quarter) *			Group (Year-To-Date) *		
		Q2 2005	(Restated) # Q2 2004	Incr / (Decr)	30 Jun 2005	(Restated) # 30 Jun 2004	Incr / (Decr)
	Notes	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**145,182**	**134,596**	8	**283,797**	**262,244**	8
Cost of sales	i	(68,742)	(64,806)	6	(136,566)	(128,971)	6
Gross profit	i	**76,440**	**69,790**	10	**147,231**	**133,273**	10
Advertising & promotion	ii	(9,127)	(7,789)	17	(16,584)	(15,340)	8
General & administration	ii	(15,268)	(21,464)	(29)	(36,211)	(43,794)	(17)
Property & maintenance	ii	(34,987)	(34,831)	0	(71,538)	(70,547)	1
Other operating income		1,297	966	34	2,506	1,962	28
Profit from operating activities before exceptional items	iii	**18,355**	**6,672**	175	**25,404**	**5,554**	357
Exceptional gains	iv	-	352	n.m.	228	352	(35)
Profit from operating activities after exceptional items		18,355	7,024	161	25,632	5,906	334
Share of results of associated companies	v	11,300	10,894	4	22,023	21,746	1
Profit before interest and tax		29,655	17,918	66	47,655	27,652	72
Finance income	vi	1,736	570	205	3,664	2,239	64
Finance costs	vii	(2,704)	(2,972)	(9)	(5,551)	(5,531)	0
Profit before tax	viii	28,687	15,516	85	45,768	24,360	88
Income tax expense	ix	(5,891)	(5,960)	(1)	(12,073)	(10,318)	17
Profit after tax		22,796	9,556	139	33,695	14,042	140
Comprising profit after tax attributable to:							
Shareholders of the Company	x	22,328	9,317	140	33,476	14,201	136
Minority interests		468	239	96	219	(159)	n.m.
Total		22,796	9,556	139	33,695	14,042	140

n.m. - not meaningful

* The following exclude any financial effects of the proposed sale of the Hotel Business (as announced on 18 July 2005) which is expected to be completed by December 2005.

\# "Restated" used in this Announcement refers to the restatement of certain Q2 2004 and YTD June 2004 figures for comparative purposes in accordance with the new and revised Singapore Financial Reporting Standards ("FRS") adopted with effect from 1 January 2005 as explained in Notes 4 and 5.

Explanatory Notes - Performance (Q2 2005 versus Q2 2004)

i) Turnover, cost of sales and gross profit
In Q2 2005, turnover increased by 7.9% or S$10.6 mil to S$145.2 mil as a result of higher turnover achieved by both Raffles and Swissotel brands and contributions from various new management contracts.

Cost of sales increased by 6.1% or S$3.9 mil, reflecting continued success in managing costs and improving efficiency. Gross profit margin improved from 51.9% to 52.7%.

Overall, higher turnover resulted in a better flow-through to gross profit which improved by S$6.7 mil or 9.5%.

ii) Advertising & promotion, general & administration and property & maintenance
Advertising & promotion, general & administration and property & maintenance represented key operating expenses of the Group.

Advertising & promotion expenses referred to all expenses incurred for sales & marketing activities. These included expenses relating to the operations of global sales offices, partner & loyalty marketing as well as brand promotion and marketing.

Advertising & promotion expenses increased by 17.2% or S$1.3 mil, in line with higher turnover.

General & administration expenses decreased by 28.9% or S$6.2 mil despite higher turnover. The decrease was a result of continued successful cost management measures as well as, writing back of certain provision of expenses and allowance for doubtful debts no longer required, and absence of one-off provisions made in Q2 2004 in respect of certain contractual obligations, receivables and arbitration expenses.

Property & maintenance expenses which included lease payments remained at about the same as that in Q2 2004. Increase in rental expenses in accordance with the lease agreement was offset by the lower depreciation as several assets were fully depreciated by end 2004. In addition, the Group disposed off certain property plant and equipment at a S$1.8 mil gain in Q2 2005 which was netted off against property & maintenance expenses as in past practice.

iii) Profit from operating activities before exceptional items
Profit from operating activities before exceptional items registered a significant improvement of S$11.7 mil from S$6.7 mil in Q2 2004 to S$18.4 mil in Q2 2005. This was the result of higher gross profits from higher turnover, and decrease in key operating expenses as described in para (i) and (ii) above.

iv) Exceptional gains
There was no exceptional gain in Q2 2005 compared with an exceptional gain of S$0.4 mil last year.

v) Share of results of associated companies
Share of results of associated companies is higher than last year due mainly to better operating performance of Tincel Properties which owns Raffles City.

vi) Finance income
Finance income of S$1.7 mil was S$1.2 mil higher mainly because of an unrealised exchange gain of S$1.1 mil in Q2 2005.

vii) Finance costs
Finance costs was 9.0% or S$0.3 mil lower mainly due to the absence of a S$0.7 mil unrealised exchange loss in Q2 2005, which was partly offset by higher interest costs on additional borrowings for the capital distribution in May 2004.

viii) Profit before tax
Profit before tax of S$28.7 mil was 84.9% or S$13.2 mil higher. The improvement was mainly due to better contributions from operational performance reflecting continued success in both growing revenue and managing costs and efficiency.

ix) Income tax expense
Despite higher profit before tax, taxation for Q2 2005 was about the same as that in Q2 2004 because of better tax planning and the write-back of certain provisions that were not taxable. Q2 2005 effective tax rate was lower at 20.5% compared to 38.4% in Q2 2004.

x) Profit attributable to shareholders of the Company (PATMI)
Overall profit attributable to shareholders was 139.6% or S$13.0 mil higher mainly due to better operating performance from both the Hotels & Resorts and Related Commercial Investment segments and higher finance income.

xi) Additional Disclosures

	Group (Second Quarter) *		
	Q2 2005	(Restated) # Q2 2004	Incr / (Decr)
	S$'000	S$'000	%
Additional Disclosure			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(12,686)	(13,583)	(7)
Allowance for doubtful debts	(113)	(1,479)	(92)
Interest expense	(2,704)	(2,258)	20
Foreign exchange loss	-	(714)	n.m.
And crediting			
Interest income	532	570	(7)
Net gain on disposal of property, plant and equipment	1,848	8	n.m.
Foreign exchange gain	1,127	-	n.m.
Write-back of allowance for doubtful debts	1,510	-	n.m.

xii) Extraordinary items

Nil

xiii) Adjustments for under or over provision of tax in respect of prior years

The adjustment for under or over provision of tax in respect of prior years is immaterial (2004: immaterial).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	Group *		Company *	
		30 Jun 2005	(Restated) # 31 Dec 2004	30 Jun 2005	(Restated) # 31 Dec 2004
		S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	104,762	126,876	46,685	86,415
Receivables		53,403	78,738	22,691	17,714
Inventories		8,810	9,691	-	-
Other current assets		9,978	6,085	49	20
Derivative financial instruments		-	-	-	-
		176,953	221,390	69,425	104,149
Non-current assets					
Receivables	ii	77,882	65,291	-	-
Other investments and assets		19,799	19,380	55	67
Investments in associated companies		723,015	723,709	371,441	371,441
Investments in subsidiaries		-	-	1,056,657	1,052,957
Investment property		59,800	59,800	-	-
Property, plant and equipment	iii	1,041,483	1,103,732	10	12
Deferred tax assets		5,060	5,309	-	-
Goodwill		25,264	25,264	-	-
		1,952,303	2,002,485	1,428,163	1,424,477
Total assets		**2,129,256**	**2,223,875**	**1,497,588**	**1,528,626**
Current liabilities					
Trade and other payables		118,721	148,227	5,691	9,631
Provision for income tax		30,380	30,611	11,252	12,441
Borrowings	iv	79,802	99,911	-	-
Provisions		2,754	4,042	2,754	4,042
		231,657	282,791	19,697	26,114
Non-current liabilities					
Borrowings	iv	232,114	267,415	98,790	106,175
Deferred tax liabilities		27,139	27,854	-	-
Other non-current liabilities		11,988	11,474	1,246	1,183
Provisions		9,625	9,625	9,625	9,625
Derivative financial instruments		80	-	-	-
		280,946	316,368	109,661	116,983
Total liabilities		**512,603**	**599,159**	**129,358**	**143,097**
Net assets		**1,616,653**	**1,624,716**	**1,368,230**	**1,385,529**
Share capital and reserves					
Share capital		669,262	667,277	669,262	667,277
Reserves		893,994	904,040	698,968	718,252
Total shareholders' equity		1,563,256	1,571,317	1,368,230	1,385,529
Minority interests		53,397	53,399	-	-
		1,616,653	**1,624,716**	**1,368,230**	**1,385,529**
Net tangible assets (Total shareholders' equity less goodwill)	v	1,537,992	1,546,053	1,368,230	1,385,529

Explanatory Notes

i) Cash and cash equivalents

The cashflow from operations, opening cash and cash equivalents balance and proceeds from sale of certain property, plant and equipment were used to pay dividend to shareholders of the Company, fund loans to owners of managed hotels as required under management contracts and repay term loans. As a result, closing cash and cash equivalents was S$104.8 mil as at 30 June 2005, a S$22.1 mil decrease compared to balance as at 31 December 2004.

ii) Non-current receivables

Non-current receivables increased by S$12.6 mil to S$77.9 mil mainly due to disbursement of loans to owners of managed hotels as part of contractual commitment under the various management agreements.

iii) Property, plant and equipment

Property, plant and equipment decreased by S$62.2 mil to S$1,041.5 mil mainly because of depreciation charges of S$25.6 mil, disposal of property, plant and equipment with net book value of S$16.6 mil; and a decrease in balances due to the translation of foreign currency denominated property, plant and equipment into Singapore Dollar at lower rates. These were partly offset by capital expenditure of S$7.5 mil.

iv) Borrowings

The Group's borrowings decreased from S$367.3 mil to S$311.9 mil mainly due to repayment of loans as well as translation of foreign currency denominated loan balances into Singapore Dollar at lower rates.

v) Net tangible assets

The Group's net tangible assets of S$1,538.0 mil as at 30 June 2005 was S$8.1 mil lower than the balance as at 31 December 2004 mainly due to payment of S$33.4 mil dividend to shareholders, and lower foreign currency translation reserves arising from translation of net investments into Singapore Dollar at lower rates. These were partly offset by YTD June 2005 profit of S$33.5 mil and proceeds from shares issued pursuant to the exercise of share options.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 30 Jun 2005		As at 31 Dec 2004	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
44,180	35,622	59,735	40,176

(b) Amount repayable after one year

As at 30 Jun 2005		As at 31 Dec 2004	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
103,324	128,790	131,240	136,175

(c) Details of any collateral

At the end of the financial period/year, property, plant and equipment and certain current assets with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's subsidiaries:

	30 Jun 2005	31 Dec 2004
	S$'000	S$'000
Property, plant and equipment and certain current assets mortgaged to banks	493,527	502,237

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Note	Group *	
		Q2 2005	(Restated) # Q2 2004
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		28,687	15,516
Adjustments for :			
Exceptional gains		-	(352)
Mark-to-market gain on derivative financial instruments		(77)	-
Share-based payment expense		468	294
Depreciation and amortisation		12,686	13,583
Exchange difference		1,303	(92)
Interest income		(532)	(570)
Interest expense		2,704	2,258
Provision for retirement gratuity		63	46
Net gain on disposal of property, plant and equipment and other assets		(1,848)	(8)
Share of results of associated companies		(11,300)	(10,894)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		32,154	19,781
Change in operating assets and liabilities :			
Inventories		386	(361)
Receivables		(4,428)	5,293
Payables		(7,315)	(1,292)
Cash generated from operations		20,797	23,421
Interest received from an associated company		20,127	20,131
Income tax paid		(4,804)	(7,739)
Long-term deposits refund		(227)	(405)
NET CASH INFLOW FROM OPERATING ACTIVITIES		35,893	35,408
Cash flows from investing activities			
Proceeds from sale of short-term market investments		-	59,593
Loan to owner of managed hotel		(4,429)	-
Purchase of property, plant and equipment		(1,990)	(2,809)
Other dividend and interest received		386	502
Proceeds from sale of property, plant and equipment		18,414	30
Proceeds from a related company arising from disposal of subsidiary companies in Year 2002		-	11,947
NET CASH INFLOW FROM INVESTING ACTIVITIES		12,381	69,263
Cash flows from financing activities			
Capital distribution paid to shareholders of the Company		-	(375,049)
Interest paid		(3,476)	(1,762)
Proceeds from issue of shares under share option plan		785	561
Dividend paid to shareholders of the Company		(33,444)	(33,338)
(Repayment of)/proceeds from term borrowings		(24,752)	91,523
NET CASH OUTFLOW USED IN FINANCING ACTIVITIES		(60,887)	(318,065)
Net decrease in cash and cash equivalents held	ii	(12,613)	(213,394)
Cash and cash equivalents at the beginning of the financial period		116,753	271,855
Cash and cash equivalents at the end of the financial period	i	104,140	58,461

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group *	
	30 Jun 2005	30 Jun 2004
	S$'000	S$'000
Cash and cash equivalents (b)	104,762	60,179
Less: Bank overdrafts (a)	(622)	(1,718)
Cash and cash equivalents per consolidated cash flow statement	104,140	58,461

(a) Bank overdrafts form part of the borrowings under current liabilities.

(b) Included in the cash and cash equivalents as at 30 June 2005 is an amount of S$5.1 mil relating to fixed deposits of a subsidiary being pledged to the bank as security for a Banker's Guarantee Facility.

ii) Together with the opening cash and cash equivalents balances, the cash from operating activities and the proceeds from the sale of property, plant and equipment were used to fund the payment of dividend to shareholders and repayment of term loans.

Overall, net cash outflow for the quarter ended 30 June 2005 was S$12.6 mil.

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

Group

	Total shareholders' equity *						Minority interests	Total * equity
	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total		
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Apr 2005	668,560	105,233	232,103	(7,713)	581,296	1,579,479	54,377	1,633,856
Net currency translation adjustment	-	-	-	(6,360)	-	(6,360)	(1,448)	(7,808)
Net losses not recognised in income statement	-	-	-	(6,360)	-	(6,360)	(1,448)	(7,808)
Net profit after tax	-	-	-	-	22,328	22,328	468	22,796
Total recognised (losses)/gains for the financial period	-	-	-	(6,360)	22,328	15,968	(980)	14,988
Value of employee service	-	-	-	468	-	468	-	468
Issue of shares under share option plan	702	83	-	-	-	785	-	785
Dividend for 2004	-	-	-	-	(33,444)	(33,444)	-	(33,444)
As at 30 Jun 2005	669,262	105,316	232,103	(13,605)	570,180	1,563,256	53,397	1,616,653
As at 1 Apr 2004	1,041,264	105,152	230,278	(7,554)	551,095	1,920,235	54,316	1,974,551
Net currency translation adjustment	-	-	-	(3,675)	-	(3,675)	(2,097)	(5,772)
Net losses not recognised in income statement	-	-	-	(3,675)	-	(3,675)	(2,097)	(5,772)
Net profit after tax	-	-	-	-	9,317	9,317	239	9,556
Total recognised (losses)/gains for the financial period	-	-	-	(3,675)	9,317	5,642	(1,858)	3,784
Capital distribution	(375,049)	-	-	-	-	(375,049)	-	(375,049)
Transfer from retained profits to capital reserves	-	-	-	50	(50)	-	-	-
Value of employee service	-	-	-	294	-	294	-	294
Issue of shares under share option plan	560	1	-	-	-	561	-	561
Dividend for 2003	-	-	-	-	(33,338)	(33,338)	-	(33,338)
As at 30 Jun 2004	666,775	105,153	230,278	(10,885)	527,024	1,518,345	52,458	1,570,803

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained profits	Total *
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Apr 2005	668,560	105,233	1,971	617,591	1,393,355
Net profit after tax	-	-	-	7,078	7,078
Value of employee service	-	-	456	-	456
Issue of shares under share option plan	702	83	-	-	785
Dividend for 2004	-	-	-	(33,444)	(33,444)
As at 30 Jun 2005	669,262	105,316	2,427	591,225	1,368,230
As at 1 Apr 2004	1,041,264	105,152	529	626,996	1,773,941
Net profit after tax	-	-	-	(1,513)	(1,513)
Capital distribution	(375,049)	-	-	-	(375,049)
Value of employee service	-	-	294	-	294
Issue of shares under share option plan	560	1	-	-	561
Dividend for 2003	-	-	-	(33,338)	(33,338)
As at 30 Jun 2004	666,775	105,153	823	592,145	1,364,896

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

Share options

In Q2 2005, the Company issued 1,881,580 ordinary shares of S$0.32 each (Q2 2004: 1,079,848 ordinary shares of S$0.50 each (prior to adjustments made following the Capital Distribution and Capital Reduction exercise in May 2004) and 60,060 ordinary shares of S$0.32 each) for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 30 June 2005, there were 40,087,708 (Q2 2004: 36,701,032) unissued shares under option of S$0.32 each of the Company under the Share Option Plan.

	Share options
Movements are as follows:	
As at 1 April 2005	42,982,078
Cancelled during the financial period	(1,012,790)
Exercised during the financial period	(1,881,580)
As at 30 June 2005	40,087,708

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. As at 30 June 2005, there were 3,618,856 Conditional Awards outstanding (Q2 2004: 4,073,721 Conditional Awards including adjustments made following the Capital Distribution and Capital Reduction exercise in May 2004). The three-year performance period of the second grant of Conditional Award would end in 2005 and any Release would only be made in 2006. The amount provided in the consolidated income statement for Q2 2005 was S$0.1 mil (Q2 2004: S$0.1 mil).

The details of the Performance Share Plan can be found in the 2004 Annual Report.

2. **Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited nor reviewed by the Group's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has adopted the following new and revised Singapore Financial Reporting Standards (FRS) issued in July 2004 by the Council on Corporate Disclosure and Governance, with effect from the financial year beginning 1 January 2005:
Revised FRS 21 on The Effects of Changes in Foreign Exchange Rates, FRS 39 on Financial Instruments: Recognition and Measurement and FRS 102 on Share-based Payments.

In accordance with the transitional provisions of FRS 39, the effect of recognition, derecognition and measurement of financial instruments, for periods prior to 1 January 2005, is not restated. Consequently, the comparative figures for 2004 have not been restated.

The implementation of FRS 21 and FRS 102, on the other hand, are applied retrospectively and the comparative figures for 2004 are restated accordingly.

The net effect of the implementation of the new and revised FRS are disclosed in Note 5.

Apart from the above, the Group adopted various revisions in FRS, applicable from 1 January 2005. These are currently assessed to have no material impact to the Group results.

Except as disclosed above, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial period compared with the financial statements as at 31 December 2004.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The effects of the implementation of the new and revised standards on net profit, net tangible assets and opening retained profits of the Group and of the Company were as follows:

	FRS21	FRS39	FRS102	
	Increase / (decrease)			Net
S$'mil	Group			impact
Net profit for the financial period ended 30 June 2004	(1.0)	-	(0.5)	(1.5)
Net profit for the financial period ended 30 June 2005	0.2	0.4	(0.7)	(0.1)
Opening retained profits as at 1 January 2004	1.8	-	(0.1)	1.7
Opening retained profits as at 1 January 2005	0.6	(0.5)	(1.1)	(1.0)
Net tangible assets as at 30 June 2005	-	-	0.6	0.6

	FRS21	FRS39	FRS102	
	Increase / (decrease)			Net
S$'mil	Company			impact
Net profit for the financial period ended 30 June 2004	(7.3)	-	(0.5)	(7.8)
Net profit for the financial period ended 30 June 2005	(3.4)	0.4	(0.7)	(3.7)
Opening retained profits as at 1 January 2004	32.9	-	(0.1)	32.8
Opening retained profits as at 1 January 2005	25.9	(0.5)	(1.1)	24.3
Net tangible assets as at 30 June 2005	-	-	0.5	0.5

<u>FRS 103, FRS 36 and FRS 38</u>

As announced in Q4 2004, the Group had early adopted FRS 103 on Business Combinations, Revised FRS 36 on Impairment of Assets and Revised FRS 38 on Intangible Assets with effect from 1 January 2004. The effects of the implementation of the new and revised standards were to increase opening retained profits as at 1 January 2004 by S$6.3 mil and increase net profit for the financial period ended 30 June 2004 by S$0.6 mil.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

		Group (Second Quarter) *		Group (Year-To-Date) *	
		Q2 2005	(Restated) # Q2 2004	30 Jun 2005	(Restated) # 30 Jun 2004
(a)	Based on the weighted average number of ordinary shares on issue (cents)	1.07	0.45	1.60	0.68
(b)	On fully diluted basis (cents)	1.06	0.45	1.59	0.68

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-

(a) current financial period reported on; and
(b) immediately preceding financial year

	Group *		Company *	
	30 Jun 2005	(Restated) # 31 Dec 2004	30 Jun 2005	(Restated) # 31 Dec 2004
Net asset value* per ordinary share (S$)	0.77	0.78	0.65	0.66

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

For the second quarter of 2005 (Q2 2005), the Group achieved a 139.6% increase in profit attributable to shareholders (PATMI) to S$22.3 mil on a 7.9% growth in turnover over Q2 2004. This continued improvement in performance has been sustained for eight consecutive quarters since Q3 2003 and was underpinned by higher contributions from both the Hotel and Resorts and Related Commercial Investment segments. This sustained robust performance also underscored the success of the three-pronged strategy the Group has embarked on to grow revenue, manage costs and efficiency and to pursue an asset-light strategy to grow its hotel & resort portfolio.

For the first five months of 2005, the Group achieved an overall RevPAR of S$175, a 15.3% increase over the same period in 2004. This compared well against the industry-wide RevPAR which was reported by Deloitte & Touche Hotel Benchmark Survey and Smith Travel Research to have increased across Europe (+3.8%), Asia (+9.5%) and the United States (+9.2% for the Upper Upscale category) for the same period. For Q2 2005, the Group RevPAR was S$193, a 15.0% improvement over Q2 2004.

During the quarter, the Group continued to expand its network of hotels and resorts, securing two new hotel management contracts in gateway cities with the historic Raffles Beijing Hotel and Raffles Dubai. These hotels marked the Group's first foray of its Raffles brand into the fast growing Beijing and Dubai markets, making a total of ten management contracts signed since April 2003.

The Group received 15 awards and accolades during the quarter, of which 7 were for Raffles Hotels and Resorts, 5 were for Swissotel Hotels and Resorts, 2 were for Raffles International and 1 for Tincel Properties.

In May 2005, Raffles International was presented with the "Highly Commended Best Employers in Asia 2005" award for being one of Asia's top 13 Best Employers. Adding to this distinction, it was also awarded, for the third consecutive year, one of the ten "Best Employers in Asia – Singapore" in 2005. This award was given following a biennial study conducted by Hewitt Associates and Straits Times Recruit Singapore.

(i) Turnover

	Group (Second Quarter) *				Group (Year-To-Date) *			
	Q2 2005	(Restated) # Q2 2004	Incr / (Decr)		30 Jun 2005	(Restated) # 30 Jun 2004	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Hotels & Resorts	144.8	134.3	10.5	8	283.1	261.6	21.5	8
Related Commercial Investment	0.4	0.3	0.1	33	0.7	0.6	0.1	17
TOTAL	**145.2**	**134.6**	**10.6**	**8**	**283.8**	**262.2**	**21.6**	**8**

In Q2 2005, turnover increased by 7.9% or S$10.6 mil to S$145.2 mil as compared with Q2 2004. Growth in turnover was due to higher revenue achieved by both the Raffles and Swissotel brands and contribution from various new management contracts.

YTD June 2005 turnover was S$283.8 mil, a growth of 8.2% over the same period last year.

(ii) Profitability

	Group (Second Quarter) *				Group (Year-To-Date) *			
	Q2 2005	(Restated) # Q2 2004	Incr / (Decr)		30 Jun 2005	(Restated) # 30 Jun 2004	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisation (EBITDA)								
Comprising:								
Hotels & Resorts (Note 1)	35.1	24.3	10.8	44	59.2	40.5	18.7	46
Related Commercial Investment (Note 2)	7.3	6.8	0.5	7	14.0	13.8	0.2	1
Unallocated (Note 3)	1.7	(0.1)	1.8	n.m.	3.7	1.2	2.5	208
Operating EBITDA	**44.1**	**31.0**	**13.1**	**42**	**76.9**	**55.5**	**21.4**	**39**
Exceptional gain	-	0.4	(0.4)	n.m.	0.2	0.4	(0.2)	(50)
TOTAL	**44.1**	**31.4**	**12.7**	**40**	**77.1**	**55.9**	**21.2**	**38**
Profit after tax and minority interests attributable to shareholders (PATMI)								
Comprising:								
Operating PATMI	**22.3**	**8.9**	**13.4**	**151**	**33.3**	**13.8**	**19.5**	**141**
Exceptional gains after tax	-	0.4	(0.4)	n.m.	0.2	0.4	(0.2)	(50)
TOTAL	**22.3**	**9.3**	**13.0**	**140**	**33.5**	**14.2**	**19.3**	**136**

Notes:

(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial components. This was principally the net retail shops and commercial offices rental income from Raffles City Shopping Centre and Raffles City Tower.

(3) Unallocated relates mainly to finance income and exchange differences.

EBITDA

For Q2 2005, on an operating basis, the earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 42.3% or S$13.1 mil to S$44.1 mil, as compared with Q2 2004. The higher EBITDA was due to higher contributions from both the Hotels & Resorts and Related Commercial Investment segments.

EBITDA contributions from Hotels & Resorts segment improved by 44.4% to S$35.1 mil as a result of higher turnover and continued successful cost management. In addition, there was a write-back of provision of S$3.2 mil expenses and allowance for doubtful debts no longer required, *absence of one-off provisions made in 2Q 2004 in respect of certain contractual obligations, receivables and arbitration expenses, and* a S$1.8 mil gain on disposal of property, plant and equipment. EBITDA margin for the Hotels & Resorts segment improved from 18.1% in Q2 2004 to 24.2% in Q2 2005. The EBITDA contribution from the Related Commercial Investment segment grew by 7.3% over Q2 2004 as a result of contribution from the additional rental space and better operating performance.

Unallocated EBITDA was higher because of an exchange gain of S$1.1 mil in Q2 2005 as compared to an exchange loss of S$0.7 mil in Q2 2004.

There was no exceptional gain in Q2 2005 compared with an exceptional gain of S$0.4 mil last year.

Overall, EBITDA including exceptional gain increased by 40.4% or S$12.7 mil to S$44.1 mil.

For YTD June 2005, the Group achieved EBITDA of S$77.1 mil, an increase of S$21.2 mil or 37.9% over YTD June 2004.

PATMI

In Q2 2005, on an operating basis, profit attributable to shareholders (PATMI) increased by 150.6% or S$13.4 mil to S$22.3 mil. The increase was due to better operational performance from both the Hotels & Resorts and Related Commercial Investment segments and higher finance income.

For YTD June 2005, PATMI more than doubled from S$14.2 mil to S$33.5 mil.

(iii) Review Of Operating Performance

(a) Hotels & Resorts segment

The Hotels and Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease income from RC Hotels (Pte) Ltd to Tincel Properties.

The Group has 28 operating hotels and resorts, of which 11 are wholly or majority owned, 3 are leased properties and 1 is a franchised property. Eleven hotels are located in Asia-Pacific, 5 in the Americas, 1 in the Caribbean and 11 in Europe and the Mediterranean.

In Q2 2005, the Group achieved RevPAR of S$193, an all-time high since Q1 2002. Compared to Q2 2004, Group RevPAR grew by 15.0%, an eighth consecutive quarter of growth since Q3 2003, driven by an effective rate upselling strategy coupled with higher room nights demand from all segments. Room nights demand was particularly strong from the leisure individual and corporate segments.

During the quarter, the Group launched a new Raffles brand image campaign in premier publications such as the Condé Nast Traveler (US edition) and the Institutional Investor. This campaign will be continued for the rest of the year in publications like Departures and Elite Traveler. The Group also stepped up marketing efforts for the Swissotel brand in a CNN TV advertisement campaign in Europe.

Online initiatives intensified with the launch of a range of features aimed at driving more bookings through the proprietary Swissotel.com website. Some of the enhanced features included new user-friendly navigation and a hassle-free reservation function with less click-throughs. During the quarter, the Group also launched our Best Rate Guarantee, whereby users of Swissotel.com are assured of the best rates available on the Internet.

The Group's hotels and resorts are managed under two brands, namely:

- Raffles Hotels and Resorts comprising 8 operating hotels & resorts
- Swissotel Hotels and Resorts comprising 20 operating hotels & resorts

Raffles Hotels & Resorts

Raffles Hotels & Resorts (www.raffles.com) is a collection of luxury hotels located in major cities to serve affluent travellers and upper scale corporate travellers. The hotels distinguish themselves by providing the highest standards of products and services and are landmarks positioned at the top of their respective cities.

Raffles Hotels & Resorts' portfolio comprises 8 operating hotels and resorts, of which 6 are wholly or majority owned. Four Raffles brand hotels are located in Asia-Pacific, 1 in the United States, 2 in Europe and 1 in the Caribbean.

Two new management contracts were signed during the quarter:
- Raffles Beijing Hotel, China target to open in 2006
- Raffles Dubai, United Arab Emirates target to open in 2007

During the quarter, hotels under the Raffles brand received 7 awards and accolades, of which 4 were in recognition for the 7-month old Raffles Resort Canouan Island from 3 prestigious luxury travel publications: Condé Nast Traveler (US edition), Condé Nast Traveller (UK edition) and the US-based Robb Report.

Performance (Q2 2005 versus Q2 2004)

In Q2 2005, Raffles Hotels & Resorts achieved an overall RevPAR of S$186, an increase of 11.9%. The improvement was due primarily to higher room rates for all except the MICE (Meetings, Incentives, Conventions and Exhibitions) segment.

In Singapore, Raffles Hotel and Raffles The Plaza performed well with a strong combined RevPAR growth of 22.1%. Their performance was driven by a deliberate strategy to maximise room yields, backed by exceptionally strong MICE business from events such as Communic and Broadcast Asia 2005. The strategic Feed At Raffles – American Express marketing dining programme launched in October 2004 yielded good results with an increase of 126% in dining membership.

In Cambodia, Raffles Grand Hotel d'Angkor and Raffles Hotel Le Royal achieved an impressive 71.5% growth in combined RevPAR, driven mainly by a double-digit increase in occupancy from the leisure segment.

In Europe, Raffles Hotel Vier Jahreszeiten and Raffles Le Montreux Palace saw a marginal decline in combined RevPAR of 2.8%. The decline was due to weaker demand from the United States incentive market at Raffles Le Montreux Palace. Raffles Hotel Vier Jahreszeiten however, performed well due to strong room nights demand from the corporate group segment.

In the United States, Raffles L'Ermitage performed well with a 18.6% improvement in RevPAR driven by higher room rates and occupancy in the corporate individual and leisure individual segments.

Raffles Resort Canouan Island which was launched in November 2004, continued to up its ante on delivering the Raffles experience even before a guest arrives at the resort, with preparations to operate a Raffles Flight Concierge service and its own Raffles Jet to provide seamless transfers and ground service at connecting hubs in the Caribbean.

Swissotel Hotels & Resorts

Swissotel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels that combines individual style, design, and local character with renowned standards of Swiss hospitality, service, and product quality. Swissotel caters to a discerning business and leisure clientele that appreciates a personalised and rewarding hospitality experience.

Swissotel Hotels & Resorts' portfolio comprises 20 operating hotels, of which 5 are wholly or majority owned, 3 are leased properties and 1 is a franchised property. Seven of Swissotel brand hotels are located in Asia-Pacific, 4 in the Americas and 9 in Europe and the Mediterranean.

In June last year, the Group announced that it had secured a contract to manage the 235-room Swissotel Krasnye Holmy Moscow. The hotel soft opened on 18 July 2005.

During the quarter, 4 hotels under the Swissotel brand received awards and accolades. In particular, Swissotel Berlin appeared on the Condé Nast Traveler's (US Edition) "2005 Hot List, 80 Great New Restaurants from Buenos Aires to Zurich" for Restaurant 44. Equinox at Swissotel The Stamford was also listed among the "10 Great Hotel Restaurants" by HOTELS magazine. Swissotel Sydney was also awarded the "Best Marketing Campaign" by the Australian Hotels Association for leveraging on the strength of the Swissotel brand and its portfolio of hotels worldwide.

The Group rolled out a global advertising print campaign to support its newly launched Swiss Meeting Advantage programme. The print campaign featured the Swiss Meeting Specialist as the key to successful meetings at Swissotel Hotels & Resorts and the embodiment of the Swissotel brand promise - reliable, efficient, warm.

Revenues booked through Swissotel.com grew by a strong 87% in Q2, driven by a 61% growth in bookings (as compared with industry-wide growth of 26% as reported by TravelCLICK in their Q1 2005 eTRAK report) and a $12 increase in average room rates.

Performance (Q2 2005 versus Q2 2004)

For Q2 2005, Swissotel Hotels & Resorts achieved an overall RevPAR of S$195, the highest since Q1 2002. Overall RevPAR grew by 15.8% over Q2 2004, driven by higher room rates as well as a 5-percentage point increase in occupancy.

In Singapore, Swissotel The Stamford and Swissotel Merchant Court Singapore achieved a strong combined RevPAR growth of 19.8%, driven by higher room rates in all segments. The hotels saw robust demand from the leisure individual, corporate and MICE segments. Events such as Communic and Broadcast Asia 2005 and the 3rd World Congress of Nephrology boosted demand for the MICE segment.

In China, Swissotel Beijing achieved a 17.1% increase in RevPAR driven by strong rate growth from the corporate and leisure group segments. For the month of May, the hotel achieved the highest RevPAR since 1998.

In Australia, Swissotel Sydney recorded a robust 17.2% growth in RevPAR. The hotel benefited from more corporate travel as well as a strong pick up in rates in all segments. The leisure segment was also boosted by higher occupancy during the Sydney Film Festival in June 2005.

In Thailand, Swissotel Nai Lert Park Bangkok achieved a 138.5% improvement in RevPAR as it moved into full operations following the completion of its renovation programme. Demand grew for both the corporate and leisure segments.

In Japan, Swissotel Nankai Osaka saw a RevPAR growth of 6.7% arising from increased occupancy. It was particularly successful in expanding business in the leisure individual and corporate segments.

In the United Kingdom, Swissotel The Howard, London recorded a healthy 17.3% growth in RevPAR driven by its successful rate management strategies as well as robust demand from the corporate segment. The hotel has benefited from a strong rebound of the London market.

In Germany, Swissotel Berlin and Swissotel Dusseldorf saw a decline in combined RevPAR of 15.4%. Swissotel Dusseldorf did not have the benefit of demand from the Drupa fair, which took place in May last year and is staged once every four years. Swissotel Berlin had weaker demand from the MICE segment because of a competitive market and a weak German economy.

In Switzerland, the hotels achieved a combined RevPAR growth of 6.9%. Both Swissotel Zurich and Swissotel Geneva achieved growths in RevPAR driven by growth in corporate business. Swissotel Le Plaza Basel was successful in growing demand from the corporate individual segment despite more aggressive competition and less business from congresses.

In The Netherlands, Swissotel Amsterdam saw a marginal 2.7% decline in RevPAR. Business from conferences and groups declined which was partly compensated by increased demand from the corporate individual segment.

In the Mediterranean, Swissotel The Bosphorus Istanbul and Swissotel Gocek achieved a robust 49.1% growth in RevPAR. Swissotel Gocek benefited from higher occupancy due to greater awareness among leisure travellers as well as higher room nights demand from corporate groups. Swissotel The Bosphorus benefited from higher occupancy and higher room rates for all segments.

In the United States, Swissotel The Drake, New York and Swissotel Chicago saw a combined RevPAR growth of 23.4% that was driven by active yield management and very strong pick up in corporate and MICE business.

In South America, Swissotel Lima and Swissotel Quito saw a combined RevPAR decline of 2.4%, due to lower rates and occupancy at Swissotel Quito arising from weaker demand from corporate group segment. RevPAR at Swissotel Lima improved on the back of higher demand from the corporate individual segment, benefiting from a pick up in economic activities.

(b) Related Commercial Investment segment

Related Commercial Investment segment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and office business segments. This is principally the net rental income from Raffles City Shopping Centre that has a net leaseable retail space of about 27,682 square metres and the net rental income from Raffles City Tower that has a net leaseable office space of about 35,247 square metres.

Performance (Q2 2005 versus Q2 2004)

For Q2 2005, Related Commercial Investment segment contributed earnings before interest, tax, depreciation and amortisation (EBITDA) of S$7.3 mil, a 7.4% increase over Q2 2004.

During the quarter, the Raffles City Complex was selected for the Merit award, Retrofitted Building Category in the Energy Efficient Building Award 2005 organised by the Building Construction Authority.

Raffles City Shopping Centre ("RCSC")

As at end Q2 2005, occupancy at RCSC was a strong 98.5% and shopper traffic remained high, averaging 2.2 million shoppers per month. RCSC continued to enhance its tenancy mix and introduced new trend-setting tenants offering unique fashion and retail concepts to continue to entrench the premium positioning of the Centre.

In June, RCSC was the first of four retail malls at the Marina Bay to launch the "Late Night Shopping on The Bay" series held in conjunction with the Great Singapore Sale. The event drew overwhelming response from shoppers, tenants and the media. About 70% of the stores participated in the event, with some tenants reporting sales increases of at least 20% for that evening.

In June, RCSC announced that it would embark on an expansion programme in Basement One of the Complex which will add another 50,000 square feet of retail and dining spaces and wider choices and experiences for its customers. This is part of an ongoing asset enhancement programme that the Centre has been pursuing to creatively add new retail space to enhance yield and shopping/dining experiences. Over the past 20 months, RCSC had created 12,500 square feet of additional retail and F&B spaces on the first, second and third floors of the Complex.

Under the Basement One expansion programme, the existing 30,000 square feet together with the new space to be created will be revamped and relaunched as "The Raffles Marketplace" with up to 50 outlets offering a fusion of fashion, food, music, books and lifestyle experiences. The Raffles Marketplace will leverage on its connectivity to the City Hall MRT Station and its future connection to the Circle Line MRT. Construction for The Raffles Marketplace commenced in February 2005 and a soft opening launch is targeted for middle of 2006.

Raffles City Tower ("RCT")

As at end Q2 2005, occupancy at RCT stood at 93%, which is in line with the current occupancy for prime offices and higher than the prevailing island-wide occupancy of 86%. Of the total 46,000 square feet due for renewal in RCT in 2005, 55% of the space has been renewed and 18% is under negotiation. Of the remaining 27% non-renewal space, 37% has been committed to new tenants.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its Q1 2005 results announcement, it was stated that:

"The Group expects its operating performance in Q2 2005 to be better than that of Q2 2004. "

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

On 18 July 2005, the Group announced that it has signed an agreement to divest its entire Hotel Business to Colony HR Acquisitions LLC, an affiliate of Colony Capital LLC, for an enterprise value of S$1.72 bil (the "Proposed Transaction"). This comprised a cash consideration of S$1.45 bil, debts to be assumed of S$220.7 mil and minority interests of S$53.4 mil. The details of the Proposed Transaction are described in para 11.

Completion of the Proposed Transaction ("Completion") will take place after the satisfaction of the conditions precedent in the Agreement, and is expected to take place by December 2005. Upon Completion, the Group is expected to recognise a gain on divestment and assuming the Proposed Transaction had been completed on 31 December 2004, the gain on sale of the Hotel Business (including realisation of reserves) would be approximately S$605 mil, net of estimated transaction costs and other charges.

After the completion of the Proposed Transaction, the Group will no longer hold any interest in the Hotel Business and its main asset will be its 45% direct equity interest in Tincel Properties which owns Raffles City Complex. In 2004, Tincel Properties recorded a total turnover of S$129.9 mil and a operating profit of S$96.3 mil. Going forward, the retail leasing market is expected to remain buoyant with continued interests from both local and overseas retailers. The island wide office occupancy and the trend of prime office rents are expected to continue to recover for the rest of the year as no new office completion is expected in the next 6 months. The performance of Tincel Properties for the rest of the year is expected to continue to be underpinned by these positive trends.

On an operating basis, the Group expects Q3 2005 and the whole of 2005 to be profitable.

11. Proposed sale of hotel business

On 18 July 2005 the Group announced that Raffles Holdings Limited (the "Company" or "RHL") has entered into an agreement (the "Agreement") with Colony HR Acquisitions, LLC, an affiliate of Colony Capital, LLC ("Colony Capital") for the sale of the Company's entire equity interest in its hotel ownership operations, hotel management operations, hotel minority investments and other ancillary businesses related to the hospitality sector (the "Hotel Business") for an enterprise value of approximately S$1,720 mil. (the "Proposed Transaction")

Under the terms of the Agreement, the Purchaser has agreed to pay RHL an aggregate consideration of S$1,445.5 mil ("Aggregate Consideration") at Completion in cash for the acquisition of the Hotel Business.

The Aggregate Consideration implies that the Hotel Business is valued at an enterprise value of approximately S$1,720 mil, including the assumption of pro forma net debt of S$220.7 mil and pro forma minority interests of S$53.4 mil as at 31 December 2004 by the Purchaser.

Based on the pro forma net tangible assets ("NTA") of the Hotel Business as at 31 December 2004, the Aggregate Consideration represents a 64% premium to NTA and gross proceeds of S$0.69 per share. Assuming the Proposed Transaction had been completed on 31 December 2004, the gain on sale of the Hotel Business (including realisation of reserves) would be approximately S$605 mil, net of estimated transaction costs and other charges. The Aggregate Consideration is subject to certain adjustments to be made at Completion based on net debt and net working capital of the Hotel Business.

The Proposed Transaction is subject to shareholders' approval at an Extraordinary General Meeting to be convened and certain anti-trust filing being made ("conditions precedent"). Capitaland, which holds 59.7% of RHL, has given an irrevocable undertaking to vote in favour of the Proposed Transaction.

Completion of the Proposed Transaction ("Completion") will take place following the satisfaction of the conditions precedent in the Agreement, and is expected to take place by December 2005.

After the completion of the Proposed Transaction, RHL will no longer hold any interest in the Hotel Business and its main asset will be its 45% direct equity interest in Tincel Properties (Private) Limited ("Tincel Properties") which owns the Raffles City Complex.

As mentioned in previous announcements, the Group has been actively exploring options to further the objective of creating and unlocking value for shareholders including active balance sheet management, asset divestments and redeployment of capital into accretive investments. Several of such initiatives have already been successfully executed and the Proposed Transactions is part of the Group's continuing efforts to create and unlock shareholders' value.

The Board believes that the Proposed Transaction allows the Company to realise value in the Hotel Business which it has built over the years, therefore unlocking significant shareholders' value for the benefit of all shareholders.

Special dividend

In the event that the Proposed Transaction proceeds to Completion, the Group expects estimated net proceeds of approximately S$1,430 mil. Of these net proceeds, the Group intends to give a special dividend of S$0.40 per RHL share (the "Special Dividend"), to shareholders or a total of approximately S$816 mil. This amount is the estimated maximum amount available to RHL for distribution out of its retained profits and gain on the sale of the Hotel Business. The Special Dividend will comprise a gross dividend of S$0.05 per share (equivalent to S$0.04 per share net of tax) and a tax-exempt dividend of S$0.35 per share.

The remaining net proceeds will be used to repay borrowings and placed in fixed deposit pending review by the Board.

Financial effects

The pro forma financial effects of the Proposed Transaction presented below are purely for illustration only and are based on the audited consolidated financial results of the RHL Group and the pro forma financial statements for the Hotel Business for the financial year ended 31 December 2004 ("FY2004"), net of estimated expenses, and do not reflect the actual financial position of the RHL Group after Completion.

The pro forma financial effects are prepared on the following basis:

(a) the financial position as at 31 December 2004 has been prepared on a pro forma basis that the Proposed Transaction had taken place on 31 December 2004;

(b) the financial results from FY2004 have been prepared on a pro forma basis on the assumption that the Proposed Transaction had taken place on 1 January 2004; and

(I) Share capital

The Proposed Transaction will not have any impact on the issued and paid-up share capital of the Company.

(II) Net tangible assets ("NTA")

For illustrative purposes only, the pro forma financial effects on the consolidated NTA and NTA per share of the RHL Group for FY2004 are as follows:

	Before Proposed Transaction	After Proposed Transaction	After Proposed Transaction and Special Dividend
NTA (S$ million)	1,545.6	2,095.8	1,280.2
NTA per share (S$) (Note 1)	0.74	1.01	0.61

Note:
(1) Based on 2,085,237,386 shares in issue as at 31 December 2004.

(III) Earnings per Share ("EPS")

For illustrative purposes only, the pro forma financial effects on the consolidated earnings and earnings per share of the RHL Group for FY2004 are as follows:

	Before Proposed Transaction	After Proposed Transaction (Note 2)	After Proposed Transaction and Special Dividend
PATMI* (S$ million)	54,143	46,592	46,725
EPS (cents) (Note 1)	2.60	2.24	2.24

*Profit after tax and minority interests

Notes:
(1) Based on 2,083,434,714 shares, being the weighted average number of shares in issue for the year ended 31 December 2004.
(2) For the purpose of calculating the financial effects on the earnings per share, it has been assumed that S$815.6 million will be distributed to Shareholders.
(3) The remainder of the net proceeds of the Proposed Transaction is assumed to be applied towards reducing bank borrowings and placed in fixed deposit.

Further information

A circular to Shareholders setting out information on the Proposed Transaction and enclosing a notice of the EGM of the Company will be despatched to Shareholders in due course.

12. **Dividend**

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

NA

(d) Books closure date

NA

13. **If no dividend has been declared / recommended, a statement to that effect.**

NA

14. **Interested persons transactions disclosure pursuant to Shareholders' Mandate****

Interested Persons	Aggregate value of all interested persons transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate**)	Aggregate value of all interested persons transactions conducted under Shareholders' Mandate** (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	2,928
Temasek Holdings (Private) Limited Group	-	4,032
Total	-	**6,960**

** As renewed at Annual General Meeting on 28 April 2005.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
28 July 2005

Raffles
HOLDINGS
A Member of CapitaLand

NEWS RELEASE

Raffles Holdings' Financial Results for the quarter ended 30 June 2005

Q2 2005 net profit improves by 140% on a 8% revenue growth; Improving performance sustained for eight consecutive quarters

SINGAPORE, 28 JULY 2005 - Raffles Holdings Limited today reported its results for the second quarter ended 30 June 2005.

FINANCIAL HIGHLIGHTS

	Second Quarter 2005 (Q2 2005) S$ million	Second Quarter 2004 (Q2 2004) S$ million	Growth %	First Half 2005 (1H 2005) S$ million	First Half 2004 (1H 2004) S$ million	Growth %
Turnover	145.2	134.6	8↑	283.8	262.2	8↑
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	44.1	31.4	40↑	77.1	55.9	38↑
Profit before tax (PBT)	28.7	15.5	85↑	45.8	24.4	88↑
Profit attributable to shareholders (PATMI)	22.3	9.3	140↑	33.5	14.2	136↑
Earning per share (EPS)						
- Basic	1.07 cents	0.45 cents	138%↑	1.60 cents	0.68 cents	135%↑
- Diluted	1.06 cents	0.45 cents	136%↑	1.59 cents	0.68 cents	134%↑

*** The above results excludes any financial effects of the proposed sale of the Hotel Business (as announced on 18 July 2005) which is expected to be completed by December 2005.**

- **SUSTAINED ROBUST PERFORMANCE FOR EIGHT CONSECUTIVE QUARTERS**

  - Q2 2005 PATMI improved by 140% to S$22.3 mil on a 8% increase in turnover. PATMI margins improved from 6.9% to 15.4%.

  - Better performance was due to higher contributions from both the Hotels & Resorts and Related Commercial Investment segments.

- **ANOTHER QUARTER OF STRONG PERFORMANCE**

  - "We are delighted that the Group has delivered yet another quarter of improving performance and won 15 international awards and accolades in the quarter.

  - For the Hotels & Resorts segment, we continue to improve revenue per available room (RevPAR) for both the Raffles and Swissôtel brands. We also secured two new management contracts in the new markets of Dubai and Beijing for the Raffles brand. This makes a total of ten management contracts signed since April 2003.

  - For the Related Commercial Investment segment, we are pleased with the continued high occupancy at Raffles City Shopping Centre and Raffles City Tower and continued success in expanding our retail space footprint with our proactive asset enhancement initiatives in Raffles City Shopping Centre."

Jennie Chua, President & CEO, Raffles Holdings Limited

- **CONTINUED STRONG PERFORMANCE UNDERSCORE THE SUCCESS OF THE GROUP'S VARIOUS STRATEGIES**

  - "We are pleased that the Group has achieved another impressive set of results which demonstrates the success of the various strategies the Group has implemented in the last few years.

  - The three-pronged strategy to grow revenue, manage costs and efficiency and to pursue an asset-light growth strategy for the hotel business; and strategies of active asset enhancement and entrenchment of the premium positioning of the Raffles City Complex have all yielded good results."

  Liew Mun Leong, Deputy Chairman, Raffles Holdings Limited and President & CEO of CapitaLand Group (major shareholder of Raffles Holdings)

- **THE GROUP WILL CONTINUE TO HAVE STRONG EARNINGS AND BALANCE SHEET GOING FORWARD**

  - "On 18 July 2005, the Group announced the proposed divestment of its entire Hotel Business. This is expected to take place by December 2005 upon the satisfaction of various conditions precedent.

  - After the proposed divestment, the Group will continue to have strong earnings through its 45% interest in Tincel Properties and a strong balance sheet to pursue options with rega rds to its business going forward."

  Cheng Wai Keung, Chairman, Raffles Holdings Limited

# # #

About Raffles Holdings Limited(Ticker: Bloomberg– RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore. It has interest in two businesses: hospitality and a 45% direct equity interest in Tincel Properties (Private) Limited. Under the hospitality business, it has an approximate 12,000-room portfolio comprising 41 hotels and resorts in 35 destinations across Asia, Australia, Europe, Mediterranean, Middle East, North America and South America. Tincel Properties owns Raffles City Complex, a 320,652 square metre multi-use development which comprises two hotels, a convention center and a retail office complex.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 90 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For more information, please contact:

Jeanette Pang (Ms)
Director, Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: jeanette.pang@raffles.com

Or visit our website at www.rafflesholdings.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

---

(1) RESIGNATION OF DIRECTOR
(2) CHANGES IN THE COMPOSITION OF RISK COMMITTEE, CORPORATE DISCLOSURE COMMITTEE AND AUDIT COMMITTEE

CapitaLand Limited (the "Company") wishes to announce the following changes with effect from 1 August 2005:

(1) The resignation of Mr Sum Soon Lim as (i) Director, (ii) Chairman of Risk Committee, (iii) Chairman of Corporate Disclosure Committee; and (iv) Member of Audit Committee of the Company; and

(2) The appointment of Mr James Koh Cher Siang as (i) Chairman of Risk Committee, (ii) Chairman of Corporate Disclosure Committee; and (iii) Member of Audit Committee of the Company.

The Board wishes to express its appreciation to Mr Sum for his contributions to the Company.

Following the above changes, the Board of Directors, Risk Committee, Corporate Disclosure Committee and Audit Committee of the Company will comprise the following Directors:

<u>Board of Directors</u>

Dr Richard Hu Tsu Tau - Chairman
Mr Hsuan Owyang - Deputy Chairman
Mr Liew Mun Leong - President & CEO
Mr Andrew Robert Fowell Buxton
Professor Robert Henry Edelstein
Dr Victor Fung Kwok King
Mr Richard Edward Hale
Mr James Koh Cher Siang
Mr Lim Chin Beng
Mr Peter Seah Lim Huat
Mr Jackson Peter Tai
Mr Lucien Wong Yuen Kuai

Risk Committee

Mr James Koh Cher Siang – Chairman, Independent Non-executive Director
Mr Richard Edward Hale, Independent Non-executive Director
Mr Lucien Wong Yuen Kuai, Independent Non-executive Director

Corporate Disclosure Committee

Mr James Koh Cher Siang – Chairman, Independent Non-executive Director
Mr Liew Mun Leong, Executive Director
Mr Lucien Wong Yuen Kuai, Independent Non-executive Director

Audit Committee

Mr Richard Edward Hale - Chairman, Independent Non-executive Director
Mr James Koh Cher Siang, Independent Non-executive Director
Mr Lucien Wong Yuen Kuai, Independent Non-executive Director

By Order of the Board

Rose Kong
Company Secretary
29 July 2005

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE PERIOD
ENDED 30 JUNE 2005
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 2Q 2005 S$'000	GROUP 2Q 2004 S$'000	% +/-	GROUP 1H 2005 S$'000	GROUP 1H 2004 S$'000	% +/-
Revenue	A.1	119,512	54,939	118%	219,174	105,422	108%
Cost of sales		(76,118)	(38,668)	97%	(149,672)	(73,671)	103%
Gross profit	A.1	43,394	16,271	167%	69,502	31,751	119%
Other operating income		565	1,235	-54%	1,371	2,542	-46%
Administrative expenses	A.2	(8,046)	(6,969)	15%	(17,057)	(13,006)	31%
Other operating expenses		(66)	(39)	69%	(188)	(119)	58%
Profit from operations		**35,847**	**10,498**	**241%**	**53,628**	**21,168**	**153%**
Share of results of associates and jointly controlled entities	A.3	355	9,184	-96%	(1,115)	12,712	-109%
Comprising:							
Operating results		*355*	*8,004*	*-96%*	*(1,115)*	*11,532*	*-110%*
Non-operating income		-	*1,180*	*n.m.*	-	*1,180*	*n.m.*
Non-operating income	A.4	2,035	4,814	-58%	2,035	4,814	-58%
Foreign exchange gain/(loss)		332	136	144%	(717)	765	-194%
Interest income		2,416	1,819	33%	4,610	3,608	28%
Finance costs	A.5	(14,841)	(6,728)	121%	(26,300)	(13,028)	102%
Profit from ordinary activities before taxation	A.6	**26,144**	**19,723**	**33%**	**32,141**	**30,039**	**7%**
Taxation		(7,034)	(5,134)	37%	(8,448)	(8,786)	-4%
Profit from ordinary activities after taxation		**19,110**	**14,589**	**31%**	**23,693**	**21,253**	**11%**
Minority interests		(2,105)	(1,567)	34%	(4,252)	(3,247)	31%
Net profit attributable to shareholders		**17,005**	**13,022**	**31%**	**19,441**	**18,006**	**8%**

1(a)(ii) Explanatory Notes to Income Statement

The results of the Group for 1H 2005 included the effects of the following events:

1. Citadines, the Group's European chain of serviced residences, became a wholly owned subsidiary of the Group effective from 29 October 2004. In 1H 2004, Citadines' results were accounted for as a jointly controlled entity as the Group only owned 50% interest at that time. In 1H 2005, Citadines' results were consolidated as a wholly owned subsidiary.

2. Sale of The Ascott Singapore ("TAS") and Scotts Shopping Centre ("SSC") on 7 September 2004.

A.1 Revenue and Gross profit

Revenue

Revenue for 2Q 2005 and 1H 2005 more than doubled over corresponding periods of last year to S$119.5 million and S$219.2 million respectively. The increase in revenue was underpinned by expansion and strong improvement in the Group's serviced residence operations, particularly in Europe and China, in addition to the consolidation of Citadines' results.

Gross profit

The consolidation of Citadines' results and better performances from the Group's serviced residences across all regions, particularly in China, increased the gross profit from S$16.3 million in 2Q 2004 to S$43.4 million in 2Q 2005. This represented an increase of 167%. The Group also boosted its profitability with gross profit margin improving from 30% in 2Q 2004 to 36% in 2Q 2005. The improvement in the gross profit margin was due mainly to the higher revenue per available room ("REVPAR") achieved and better operating efficiency.

For the same reasons mentioned above, gross profit for 1H 2005 increased 119% over 1H 2004 to S$69.5 million, and gross profit margin increased from 30% in 1H 2004 to 32% in 1H 2005.

A.2 Administrative expenses

The higher administrative expenses in 2Q 2005 and 1H 2005, as compared to the corresponding periods last year, were mainly due to higher depreciation charges resulting from the consolidation of Citadines' operating results.

A.3 Share of results of associates and jointly controlled entities

	GROUP 2Q 2005 S$'000	GROUP 2Q 2004 S$'000	% +/-	GROUP 1H 2005 S$'000	GROUP 1H 2004 S$'000	% +/-
The Group's share of results of :						
Associates:	**1,106**	**1,497**	**-26%**	**2,166**	**2,069**	**5%**
Comprising:						
- Operating results	*1,106*	*881*	*26%*	*2,166*	*1,453*	*49%*
- Non-operating income	*-*	*616*	*n.m.*	*-*	*616*	*n.m.*
Jointly controlled entities	**(751)**	**7,687**	**-110%**	**(3,281)**	**10,643**	**-131%**
Comprising:						
- Operating results	*(751)*	*7,123*	*-111%*	*(3,281)*	*10,079*	*-133%*
- Non-operating income	*-*	*564*	*n.m.*	*-*	*564*	*n.m.*
Total share of results	**355**	**9,184**	**-96%**	**(1,115)**	**12,712**	**-109%**

Associates

Excluding the one-off gain of S$0.6 million from the sale of penthouse units in The Ascott Kuala Lumpur in 2Q 2004, the Group's share of results in associates for 2Q 2005 and 1H 2005 increased by 26% to S$1.1 million and 49% to S$2.2 million respectively as compared to the corresponding periods last year. The increase was mainly attributable to better performance from the Group's serviced residence operations in China and Malaysia.

Jointly controlled entities

In 1H 2004, the Group's share of results in jointly controlled entities included 50% share of Citadines' operating results, a S$4.4 million prior year pre-tax profit adjustment to align Citadines' FY2003 estimated results to its audited financial statements, as well as a one-off gain of S$0.6 million pertaining to the sale of the Sky Villa residential units in Thailand.

In 1H 2005, Citadines' results were no longer equity accounted for under jointly controlled entities as it has been consolidated as a wholly-owned subsidiary. The loss of S$3.3 million recorded in 1H 2005 largely pertained to the serviced residences in London held under a jointly controlled entity. If we were to include the interest income earned from the jointly controlled entities which had been separately reflected under "Interest Income", the Group's share of results from jointly controlled entities was positive at S$0.7 million.

A.4 Non-operating income

	GROUP 2Q 2005 S$'000	GROUP 2Q 2004 S$'000	% +/-	GROUP 1H 2005 S$'000	GROUP 1H 2004 S$'000	% +/-
Profit from disposal of:						
Investment properties *(1)*	297	-	n.m.	297	-	n.m.
Long term investments *(2)*	-	4,814	n.m.	-	4,814	n.m.
Write-back of impairment of investment *(3)*	917	-	n.m.	917	-	n.m.
Negative goodwill *(4)*	821	-	n.m.	821	-	n.m.
	2,035	**4,814**	**-58%**	**2,035**	**4,814**	**-58%**

(1) This related to the sale of non-serviced residence townhouses in Malaysia in 2Q 2005.
(2) The S$4.8 million comprised gain from disposal of the Group's entire interest in its jointly controlled entity, IP Thai Property Fund in 2Q 2004.
(3) Full provision for diminution in value of the Group's long-term investment in non-serviced residence projects in India was made in 1999. The S$0.9 million write-back was due to the proposed capital returns and dividends, which arose from the investee's recent disposal of its assets at a profit.
(4) The negative goodwill arose from the Group's increase in equity interest in its investment in Vietnam, Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota"). The S$0.8 million gain represented the excess of fair value of assets acquired over the purchase consideration paid for an additional 5% stake.

A.5 Finance costs

The finance costs of the Group for 2Q 2005 and 1H 2005 increased 121% to S$14.8 million and 102% to S$26.3 million respectively as compared to the corresponding periods last year. The increase was due mainly to the consolidation of Citadines' interest expense.

A.6 Profit from ordinary activities before taxation includes the following significant items:

	GROUP 2Q 2005 S$'000	GROUP 2Q 2004 S$'000	% +/-	GROUP 1H 2005 S$'000	GROUP 1H 2004 S$'000	% +/-
Depreciation and amortisation	(3,132)	(2,106)	49%	(8,872)	(4,327)	105%
Staff costs	(25,111)	(12,944)	94%	(52,112)	(25,163)	107%
Operating lease rental	(17,266)	(8,140)	112%	(33,861)	(16,101)	110%

The increases in the above mentioned expenses in 2Q 2005 and 1H 2005 over those of 2Q 2004 and 1H 2004 were mainly due to consolidation of Citadines' operating results for the respective periods.

A.7 Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):

	GROUP			GROUP		
	2Q 2005 S$'000	2Q 2004 S$'000	% +/-	1H 2005 S$'000	1H 2004 S$'000	% +/-
Profit from ordinary activities before taxation	**26,144**	**19,723**	**33%**	**32,141**	**30,039**	**7%**
Add:						
Finance costs	14,841	6,728	121%	26,300	13,028	102%
Group EBIT	**40,985**	**26,451**	**55%**	**58,441**	**43,067**	**36%**
Add:						
Depreciation and amortisation	3,132	2,106	49%	8,872	4,327	105%
Group EBITDA	**44,117**	**28,557**	**54%**	**67,313**	**47,394**	**42%**
Less:						
Non-operating income *(A.3 and A.4)*	2,035	5,994	-66%	2,035	5,994	-66%
Operating EBITDA	**42,082**	**22,563**	**87%**	**65,278**	**41,400**	**58%**

1(b)(i) **BALANCE SHEET**

	Note	GROUP 30/06/2005 S$'000	GROUP 31/12/2004 S$'000	COMPANY 30/06/2005 S$'000	COMPANY 31/12/2004 S$'000
Non-Current Assets					
Property, plant and equipment		106,571	104,464	896	1,124
Intangible assets		29,427	29,838	-	-
Investment properties	1(b)(ii)	1,929,847	1,877,267	-	-
Properties under development		12,719	12,853	-	-
Interest in subsidiaries		-	-	323,506	323,506
Interest in associates and jointly controlled entities	1(b)(ii)	126,535	158,970	2,924	2,936
Long term receivables		-	-	59,369	59,978
Other financial assets		3,207	3,325	-	-
Deferred tax assets		9,010	13,408	-	-
		2,217,316	2,200,125	386,695	387,544
Current Assets					
Properties held for sale		20,311	23,284	-	-
Inventories		871	857	-	-
Trade receivables		30,235	26,229	-	-
Other receivables		123,184	123,825	168,224	200,144
Cash and bank balances		117,975	117,229	607	652
		292,576	291,424	168,831	200,796
Current Liabilities					
Bank overdraft (unsecured)	1(b)(iii)	(12,046)	(12,715)	-	-
Trade payables		(24,168)	(21,888)	(232)	(302)
Other payables		(167,920)	(182,574)	(64,647)	(66,098)
Interest bearing liabilities	1(b)(iii)	(313,228)	(517,514)	-	-
Current tax payable		(16,278)	(17,895)	(4,082)	(3,571)
		(533,640)	(752,586)	(68,961)	(69,971)
Net Current (Liabilities) / Assets		(241,064)	(461,162)	99,870	130,825
		1,976,252	1,738,963	486,565	518,369
Non-Current Liabilities					
Interest bearing liabilities	1(b)(iii)	(586,986)	(355,720)	-	-
Amount due to minority shareholders of subsidiaries		(4,070)	(4,102)	-	-
Deferred income		(8,397)	(8,438)	-	-
Deferred tax liabilities		(17,186)	(19,929)	(882)	(885)
		(616,639)	(388,189)	(882)	(885)
Net Assets		1,359,613	1,350,774	485,683	517,484
Capital and Reserves					
Share capital		313,090	310,988	313,090	310,988
Reserves		910,785	924,091	172,593	206,496
Shareholders' Equity		1,223,875	1,235,079	485,683	517,484
Minority interests		135,738	115,695	-	-
Total Equity		1,359,613	1,350,774	485,683	517,484

1(b)(ii) Group investment properties and interest in associates and jointly controlled entities

The increase in the Group's investment properties and the decrease in the Group's interest in associates and jointly controlled entities at 1H 2005 were mainly due to the Group's consolidation of Mekong-Hacota as a subsidiary. Mekong-Hacota was previously accounted for as a jointly controlled entity.

1(b)(iii) <u>Group borrowings (including finance leases)</u>

		As at 30/06/2005 S$'000	As at 31/12/2004 S$'000
Repayable in one year or less or on demand			
- Secured		112,232	277,942
- Unsecured		213,042	252,287
	(1)	325,274	530,229
Repayable after one year			
- Secured	(1)	586,986	355,720
- Unsecured		-	-
		586,986	355,720
Total		912,260	885,949

(1) The increase in the secured borrowings repayable after one year at 1H 2005 was mainly due to the refinancing of Citadines' loans of approximately S$240 million. These loans were previously classified as repayable within one year.

<u>Details of collateral</u>

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings, investment properties, properties under development or properties held for sale;
- Pledge of shares of some subsidiaries; and
- Pledge of fixed deposits of a subsidiary.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	2Q 2005 S$'000	2Q 2004 S$'000	1H 2005 S$'000	1H 2004 S$'000
Operating Activities				
Profit from ordinary activities before taxation	26,144	19,723	32,141	30,039
Adjustments for:				
Accretion of deferred income	(721)	(767)	(1,411)	(1,368)
Depreciation and amortisation	3,132	2,106	8,872	4,327
Gain on disposal of:				
- property, plant and equipment	(41)	(2)	(5)	(3)
- properties held for sale	(977)	(772)	(977)	(772)
Non-operating income	(2,035)	(4,814)	(2,035)	(4,814)
Interest expense	14,787	6,661	26,218	12,853
Interest income	(2,416)	(1,819)	(4,610)	(3,608)
Share of results of associates and jointly controlled entities	(355)	(9,184)	1,115	(12,712)
Share option and performance share expense	311	159	598	305
Operating profit before working capital changes	**37,829**	**11,291**	**59,906**	**24,247**
Changes in working capital	9,501	(336)	(5,640)	(7,058)
Cash generated from operations	**47,330**	**10,955**	**54,266**	**17,189**
Income tax paid	(2,573)	(4,033)	(7,032)	(4,501)
Proceeds from sale of golf memberships	1,168	1,910	1,302	2,619
Cash flows from operating activities	**45,925**	**8,832**	**48,536**	**15,307**
Investing Activities				
Interest received	2,416	1,805	4,797	3,594
Acquisition of property, plant and equipment	(1,552)	(2,753)	(9,972)	(5,042)
Acquisition of subsidiary company, net of cash	(2,593)	-	(2,593)	-
Proceeds from disposal of:				
- property, plant and equipment	128	70	164	94
- investment property	2,690	25	2,690	25
- a jointly controlled entity	-	22,863	-	22,863
Investment in associates and jointly controlled entities	13	(10,115)	(6,681)	(11,849)
Capital reduction of jointly controlled entity	-	3,557	-	3,557
Dividends from associates and jointly controlled entities	1,353	569	1,619	2,056
Acquisition of investment properties and properties under development	(6,849)	-	(6,849)	(25)
Proceeds from repayment of loan previously assigned on disposal of subsidiary	3,730	-	3,730	-
Other investing cashflow	-	(60)	-	(60)
Cash flows from investing activities	**(664)**	**15,961**	**(13,095)**	**15,213**
Financing Activities				
Proceeds from shares issued under share option scheme	1,524	319	3,570	527
Interest paid	(13,676)	(6,121)	(24,041)	(12,313)
Dividends paid	(30,037)	(14,899)	(30,037)	(14,899)
Dividends paid to minority interest	-	-	(2,247)	-
(Repayments of) / proceeds from bank borrowings	(24,463)	90	26,751	(4,753)
Repayment of finance lease liabilities	(783)	-	(1,632)	-
Prepaid interest rate hedging cost	(263)	(6,624)	(263)	(6,624)
Loan related expenses paid	(107)	-	(6,127)	-
Fixed deposits pledged as securities	107	672	528	1,953
Cash flows from financing activities	**(67,698)**	**(26,563)**	**(33,498)**	**(36,109)**
(Decrease) / increase in cash & cash equivalents	**(22,437)**	**(1,770)**	**1,943**	**(5,589)**
Cash and cash equivalents at beginning of the period	**111,761**	**63,803**	**86,832**	**67,170**
Effect of exchange rate changes on balances held in foreign currencies	(108)	(598)	441	(146)
Cash and cash equivalents at end of the period	**89,216**	**61,435**	**89,216**	**61,435**

Cash and cash equivalents at end of period comprises:

	30/06/2005 S$'000	30/06/2004 S$'000
Cash & Bank Balances	117,975	85,373
Fixed deposits pledged as security for term loan	(16,713)	(19,192)
Bank overdraft	(12,046)	(4,746)
Cash and cash equivalents at end of the period	**89,216**	**61,435**

The operating cashflow of the Group surged more than five times from S$8.8 million in 2Q 2004 to S$45.9 million for the latest quarter. The operating cashflow of the Group for 1H 2005 also tripled from S$15.3 million in 1H 2004 to S$48.5 million. The increase in the operating cashflow was in line with the expansion and strong improvement in the Group's serviced residence operations, better working capital management, in addition to the consolidation of Citadines.

1(d)(i) **STATEMENTS OF CHANGES IN EQUITY**

S$'000	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority interests	Total Equity
GROUP															
At 1 January 2005	310,988	291,812	74,231	-	504	95,136	396,000	-	5,474	-	(31,575)	91,548	1,234,118	115,695	1,349,813
Effect of adopting FRS 39	-	-	-	-	-	-	-	-	-	(10,204)	24,512	(22,486)	(8,178)	-	(8,178)
Effect of adopting FRS 102	-	-	-	-	-	-	-	1,843	-	-	-	(882)	961	-	961
As restated	310,988	291,812	74,231	-	504	95,136	396,000	1,843	5,474	(10,204)	(7,063)	68,180	1,226,901	115,695	1,342,596
Issue of shares under Share Option Plan	2,058	1,512	-	-	-	-	-	-	-	-	-	-	3,570	-	3,570
Issue of performance shares	44	-	-	-	-	-	-	-	-	-	-	-	44	-	44
Stock option expense	-	-	-	-	-	-	-	500	-	-	-	-	500	-	500
Performance shares expense	-	-	-	-	-	-	-	98	-	-	-	-	98	-	98
Hedging movement for period	-	-	-	-	-	-	-	-	-	3,454	-	-	3,454	-	3,454
Foreign exchange differences	-	-	-	-	-	-	-	-	-	-	(316)	-	(316)	-	(316)
Translation adjustment	-	-	99	-	(2)	-	-	-	-	-	-	-	97	(1,194)	(1,097)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	19,232	19,232
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	19,441	19,441	4,252	23,693
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	(30,037)	(30,037)	(2,247)	(32,284)
Disposal of investment property	-	-	123	-	-	-	-	-	-	-	-	-	123		123
At 30 June 2005	313,090	293,324	74,453	-	502	95,136	396,000	2,441	5,474	(6,750)	(7,379)	57,584	1,223,875	135,738	1,359,613

S$'000	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority interests	Total Equity
At 1 January 2004	310,263	291,309	138,641	10,958	201	95,136	396,000	-	5,474	-	(17,916)	11,857	1,241,923	95,901	1,337,824
Effect of adopting FRS 102	-	-	-	-	-	-	-	277	-	-	-	(274)	3	-	3
Effect of adopting FRS 103	-	-	-	(10,958)	-	-	-	-	-	-	-		(10,958)	-	(10,958)
As restated	310,263	291,309	138,641	-	201	95,136	396,000	277	5,474	-	(17,916)	11,583	1,230,968	95,901	1,326,869
Issue of shares under Share Option Plan	314	213	-	-	-	-	-	-	-	-	-	-	527	-	527
Stock option expense	-	-	-	-	-	-	-	351	-	-	-	-	351	-	351
Share of surplus on revaluation of investment properties of associates and jointly controlled entities	-	-	181	-	-	-	-	-	-	-	-	-	181	-	181
Revaluation deficit on investment properties	-	-	(254)	-	-	-	-	-	-	-	-	-	(254)	-	(254)
Foreign exchange differences	-	-	-	-	-	-	-	-	-	-	(7,137)	-	(7,137)	-	(7,137)
Disposal of jointly controlled entities	-	-	(655)	-	-	-	-	-	-	-	596	-	(59)	-	(59)
Translation adjustment	-	-	(433)	-	(3)	-	-	-	-	-	-	-	(436)	(453)	(889)
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	18,006	18,006	3,247	21,253
Dividend paid	-	-	-	-	-	-	-	-	-	-	-	(14,899)	(14,899)	-	(14,899)
At 30 June 2004	310,577	291,522	137,480	-	198	95,136	396,000	628	5,474	-	(24,457)	14,690	1,227,248	98,695	1,325,943

S$'000	Share Capital	Share Premium	Revaluation Reserve	Capital Reduction Reserve	Foreign Currency Translation Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY								
At 1 January 2005	310,988	49,332	-	95,136	(1,449)	-	62,516	516,523
Effect of adopting FRS 102	-	-	-	-	-	1,843	(882)	961
As restated	310,988	49,332	-	95,136	(1,449)	1,843	61,634	517,484
Issue of shares under Share Option Plan	2,058	1,512	-	-	-	-	-	3,570
Issue of performance shares	44	-	-	-	-	-	-	44
Stock option expense	-	-	-	-	-	500	-	500
Performance shares expense	-	-	-	-	-	98	-	98
Loss for the period	-	-	-	-	-	-	(5,976)	(5,976)
Dividend paid	-	-	-	-	-	-	(30,037)	(30,037)
At 30 June 2005	313,090	50,844	-	95,136	(1,449)	2,441	25,621	485,683
At 1 January 2004	310,263	48,829	18,695	95,136	(313)	-	26,001	498,611
Effect of adopting FRS 102	-	-	-	-	-	277	(274)	3
As restated	310,263	48,829	18,695	95,136	(313)	277	25,727	498,614
Issue of shares under Share Option Plan	314	213	-	-	-	-	-	527
Foreign currency translation differences	-	-	-	-	(564)	-	-	(564)
Stock option expense	-	-	-	-	-	351	-	351
Profit for the period	-	-	-	-	-	-	11,226	11,226
Dividend paid	-	-	-	-	-	-	(14,899)	(14,899)
At 30 June 2004	310,577	49,042	18,695	95,136	(877)	628	22,054	495,255

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2004, the issued and paid up capital of the Company increased by S$2,101,940 to S$313,089,558 as a result of the exercise of share options (S$2,058,140) and the issue of performance shares (S$43,800) under The Ascott Share Option Plan (the "Plan") and The Ascott Performance Share Plan respectively.

Share Options

As at 30 June 2005, there were 47,785,550 (31 December 2004: 50,608,500) unissued ordinary shares of S$0.20 each of the Company under the Plan. The movements are as follows:

As at 1 January 2005	50,608,500
Granted during the financial period	8,969,000
Cancelled/Lapsed during the financial period	(1,501,250)
Exercised during the financial period	(10,290,700)
As at 30 June 2005	47,785,550

Performance Shares

As at 30 June 2005, there were 1,900,000 (31 December 2004: 3,400,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2005	3,400,000
Issued during the financial period	(219,000)
Cancelled/Lapsed during the financial period	(1,281,000)
As at 30 June 2005	1,900,000

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

Except for the adoption of Financial Reporting Standard ("FRS") 39 Financial Instruments: Recognition and Measurement and FRS 102 Share Based Payment that are mandatory for financial years beginning on or after 1 January 2005, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2004. Please refer to Paragraph 5 for more details on the change of accounting policies.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

The Group applied the new FRS 39 Financial Instruments: Recognition and Measurement and the FRS 102 Share Based Payment with effect from 1 January 2005.

FRS 39

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's financial instruments and hedge accounting. The adoption of FRS 39 has resulted in the Group recognising derivative financial instruments as assets or liabilities at fair value.

In accordance with the transitional provisions of FRS 39, the comparative financial statements for 2004 are not restated. Instead, the changes have been accounted for by restating the opening balances in the balance sheet as at 1 January 2005.

FRS 102

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company currently has share-based incentive plans such as The Ascott Share Option Plan and The Ascott Performance Share Plan, whereby share options have been granted and/or performance shares have been conditionally awarded. Under the transitional provisions of FRS 102, this FRS must be applied to shares, share options or other equity instruments that were granted after 22 November 2002 and had not yet vested at 1 January 2005. The application is retrospective and accordingly, the comparative financial statements for 2004 are restated and the opening balance of retained earnings has been adjusted.

Prior to adoption of FRS 102, no compensation expense was charged to the profit and loss account for share options granted. In respect of performance shares, the Group's accounting policy was to make a provision based on the latest estimate of the number of shares that will be awarded and the market price of the shares at the reporting date. With the adoption of FRS 102, the compensation expense relating to both share options and performance shares is taken to the profit and loss account over the vesting periods of the grants. The compensation expense is based on the respective fair values of share options and performance shares at grant dates.

Subject to year-end audit, the financial impact on the Group arising from the application of FRS 39 and FRS 102 is as follows:

	Group S$'000
Net profit before change in accounting policy for 1H 2005	24,171
Effect of compliance with the new standards	
- Increase / (decrease) in net profit due to FRS 39	
(i) Foreign exchange gain – fair value hedges	600
(ii) Financing cost – mainly hedging cost of cash flow hedges	(4,830)
- Share option expense recognised due to FRS 102	(500)
Net profit after change in accounting policy for 1H 2005	19,441
Opening revenue reserve at 1 January 2005 before change in accounting policy	91,548
- Mainly hedging cost transferred from FCTR* due to FRS 39 (see @ below)	(24,512)
- Gain on recognition of changes in fair value of derivative liabilities	2,026
- Share option expense recognised due to FRS 102	(882)
Opening revenue reserve at 1 January 2005 after change in accounting policy	68,180
FCTR* at 1 January 2005 before change in accounting policy	(31,575)
- Mainly hedging cost transferred to revenue reserve due to FRS 39 @	24,512
FCTR* at 1 January 2005 after change in accounting policy	(7,063)

** Note : FCTR - Foreign currency translation reserve*

Apart from FRS 39 and FRS 102, the Group adopted various revisions in FRS, applicable from 1 January 2005. These do not have a significant financial impact on the Group. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 1: Presentation of Financial Statements, with the 2004 comparatives restated to conform to current year's presentation.

6. Earnings in cents per ordinary share based on profits attributable to Members of the Company

		GROUP		GROUP	
		2Q 2005	2Q 2004	1H 2005	1H 2004
(i)	Based on existing issued share capital #	1.09	0.84	1.24	1.16
(ii)	On a fully diluted basis +	1.08	0.83	1.24	1.15

\# Net earnings per share calculation is based on the weighted average number of 1,563,665,830 shares of S$0.20 each in issue in 2Q 2005 (2Q 2004: 1,552,029,342 shares) taking into consideration the issue of 10,556,950 ordinary shares upon exercise of share options and performance shares.

+ The fully diluted earnings per share is based on the weighted average number of 1,573,860,071 shares of S$0.20 each in issue for 2Q 2005 (2Q 2004: 1,566,683,647 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options and performance shares which would dilute the basic earnings per share.

7. Net asset value per ordinary share (cents)

	GROUP	
	30/06/2005	31/12/2004
NAV per share	78.3	79.4

Net asset value per share calculation is based on the issued shares of 1,565,447,792 as at 30 June 2005 (31 December 2004: 1,554,938,092 shares). The slight decrease in NAV per share was mainly due to the dividend paid out of S$30.0 million in 2Q 2005.

8(i) Group Performance Review

8(i)(a) Revenue and Operating EBITDA Analysis - 2Q 2005 vs. 2Q 2004

	Ref	Revenue 2Q 2005	Revenue 2Q 2004	Revenue Variance		Ref	Operating EBITDA 2Q 2005	Operating EBITDA 2Q 2004	Operating EBITDA Variance	
		S$'million		S$M	%		S$'million		S$'M	%
Serviced Residence		110.0	41.7	68.3	164%		38.7	17.3	21.4	124%
Retail and Others		9.5	13.2	(3.7)	-28%		3.4	5.3	(1.9)	-36%
	A.1	**119.5**	**54.9**	**64.6**	**118%**	A.7	**42.1**	**22.6**	**19.5**	**87%**
Serviced Residence										
Singapore		9.2	11.3	(2.1)	-19%		4.2	5.3	(1.1)	-21%
South East Asia		15.3	12.6	2.7	21%		9.5	8.6	0.9	10%
North Asia		6.0	3.8	2.2	58%		4.4	3.4	1.0	29%
Australia and New Zealand		10.8	10.8	-	-		(2.4)	(3.2)	0.8	25%
Europe		68.7	3.2	65.5	2,047%		26.3	7.7	18.6	242%
Unallocated items (including foreign exchange differences)		-	-	-	-		(3.3)	(4.5)	1.2	27%
		110.0	**41.7**	**68.3**	**164%**		**38.7**	**17.3**	**21.4**	**124%**

Revenue more than doubled to S$119.5 million in 2Q 2005 from S$54.9 million in 2Q 2004. The increase in revenue was underpinned by expansion and improvement in China and Europe's serviced residences operations, in addition to the consolidation of Citadines' revenue. The higher revenue was achieved over the loss of contributions from The Ascott Singapore ("TAS") and Scotts Shopping Centre ("SSC") which the Group divested in September 2004 in line with its portfolio management strategy.

In tandem with the increased revenue, operating EBITDA for 2Q 2005 at S$42.1 million was also better by S$19.5 million or 87% than 2Q 2004. This was supported by growth across all the regions, more significantly in Europe and China which saw revenue per available room ("REVPAR") increased by 5% and 11% respectively. Improvement was also contributed by the South East Asian cluster where Thailand and Philippines' operations increased their REVPAR by 33% and 16% respectively.

For Australia and New Zealand's operations, the Group reduced the losses to S$2.4 million in 2Q 2005 compared to S$3.1 million for the same period last year. In Singapore, the drop in operating EBITDA from S$5.3 million in 2Q 2004 to S$4.2 million in 2Q 2005 was due to the loss of contributions from TAS.

8(i)(b) Revenue and Operating EBITDA Analysis - 1H 2005 vs. 1H 2004

	Ref	Revenue 1H 2005	Revenue 1H 2004	Revenue Variance		Ref	Operating EBITDA 1H 2005	Operating EBITDA 1H 2004	Operating EBITDA Variance	
		S$'million		S$'M	%		S$'million		S$'M	%
Serviced Residence		204.4	83.1	121.3	146%		60.0	31.4	28.6	91%
Retail and Others		14.8	22.3	(7.5)	-34%		5.3	10.0	(4.7)	-47%
	A.1	**219.2**	**105.4**	**113.8**	**108%**	A.7	**65.3**	**41.4**	**23.9**	**58%**
Serviced Residence										
Singapore		18.2	21.8	(3.6)	-17%		7.9	9.8	(1.9)	-19%
South East Asia		29.2	25.6	3.6	14%		18.6	17.5	1.1	6%
North Asia		11.1	7.5	3.6	48%		8.7	6.1	2.6	43%
Australia and New Zealand		23.3	22.3	1.0	4%		(3.3)	(5.4)	2.1	39%
Europe		122.6	5.9	116.7	1,978%		36.9	10.4	26.5	255%
Unallocated items (including foreign exchange differences)		-	-	-	-		(8.8)	(7.0)	(1.8)	-26%
		204.4	**83.1**	**121.3**	**146%**		**60.0**	**31.4**	**28.6**	**91%**

For 1H 2005, the Group achieved S$219.2 million in revenue, which was 108% increase over the revenue of S$105.4 million recorded in the corresponding period last year. The higher revenue was due to improved serviced residence operations in all regions, in addition to consolidation of Citadines' revenue. Likewise, operating EBITDA for 1H 2005 at S$65.3 million was higher than 1H 2004's operating EBITDA of S$41.4 million by 58%.

8(i)(c) Net Profit

The Group achieved a stellar performance in 2Q 2005. Net profit for the quarter under review was S$17.0 million, a 31% increase from S$13.0 million in 2Q 2004. Excluding non-operating items such as FRS 39 charge of S$1.9 million in 2Q 2005 and portfolio gains of S$2.0 million and S$6.0 million in 2Q 2005 and 2Q 2004 respectively, the operating net profit for 2Q 2005 was in fact S$16.9 million vs. S$7.0 million in 2Q 2004, a substantial growth of S$9.9 million or 141%.

Net profit for the first half year was S$19.4 million compared to S$18.0 million recorded in 1H 2004. The higher net profit was achieved despite a S$4.2 million FRS 39 charge, the loss of contributions from TAS and SSC, as well as lower portfolio gain in 1H 2005. Excluding the portfolio gains in both 1H 2005 and 1H 2004, and the FRS 39 charge in 1H 2005, the net profit for 1H 2005 was in fact S$21.6 million vs. S$12.0 million in 1H 2004, an improvement of S$9.6 million or 80%. This was mainly attributable to the continuing robust performances from the Group's serviced residences, especially in China and Europe, as well as higher share of Citadines' profit.

8(ii) Additional Information:-

8(ii)(a) Operational Review

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned (wholly, majority and minority), leased and managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	2Q 2005 S$' million	2Q 2004 S$' million	%	1H 2005 S$' million	1H 2004 S$' million	%
Singapore	12.3	11.1	11%	23.7	20.8	14%
South East Asia	29.4	23.0	28%	55.6	45.8	21%
North Asia	26.9	23.1	16%	49.4	43.2	14%
Australia and New Zealand	12.5	12.4	1%	26.8	25.4	6%
Europe	79.7	81.2	-2%	148.5	147.2	1%
Total	**160.8**	**150.8**	**7%**	**304.0**	**282.4**	**8%**

Revenue per available room ("REVPAR") analysis

REVPAR Analysis (System-Wide)	2Q 2005 S$/day	2Q 2004 S$/day	%	1H 2005 S$/day	1H 2004 S$/day	%
Singapore	**137**	**130**	**5%**	**132**	**125**	**6%**
South East Asia	**79**	**70**	**13%**	**78**	**71**	**10%**
- Vietnam	110	108	2%	111	109	2%
- Thailand	77	58	33%	76	61	25%
- Indonesia	61	59	3%	61	58	5%
- Philippines	67	58	16%	66	56	18%
- Malaysia	91	85	7%	89	82	9%
North Asia	**154**	**136**	**13%**	**147**	**128**	**15%**
- China	150	135	11%	144	127	13%
- Japan	198	150	32%	180	135	33%
Australia / New Zealand	**116**	**102**	**14%**	**126**	**107**	**18%**
Europe	**157**	**149**	**5%**	**139**	**130**	**7%**
- France	143	138	4%	127	122	4%
- United Kingdom	219	197	11%	192	173	11%
- Other Europe	124	122	2%	112	108	4%
Overall REVPAR	**130**	**122**	**7%**	**122**	**113**	**8%**

System-wide Revenue and REVPAR Analysis

Total revenue under management by the Group ("system-wide revenue") in 2Q 2005 grew S$10.0 million or 7% to S$160.8 million. This was supported by a stable increase of S$8 in the overall REVPAR from S$122 in 2Q 2004 to S$130 in 2Q 2005. Similarly, 1H 2005 revenue also increased by S$21.6 million or 8% to S$304.0 million. The overall REVPAR improved by S$9 from S$113 in 1H 2004 to S$122 in 1H 2005.

All regions in which the Group operated experienced an improvement in REVPAR, particularly in Thailand and Japan where the increases achieved were 25% and 33% respectively for 1H 2005 compared to the corresponding period last year. Double digit increases were also attained by the Group's operations in Philippines, China and United Kingdom. The strong growth in REVPAR was achieved through successful sales and marketing initiatives implemented across all the regions as the Group continued to enjoy higher brand recognition worldwide.

Note :
The system-wide revenue and REVPAR for 2005 have been translated at 2005 exchange rates for analysis purposes.

8(ii)(b) **Investment and Business Development Review – 1H 2005**

For the first half year, the Group secured four new management contracts and invested in a serviced residence development in Guangzhou.

	Name of property	No. of units	Description
1Q 2005			
South East Asia Thailand	Somerset Park Suanplu	243	The Group secured the management of a prime serviced residence located in the city's main financial district of Sathorn. The serviced residence is being renovated and will be launched in 3Q 2005 as "Somerset Park Suanplu".
Indonesia	Somerset Berlian	152	The Group also secured the management of Somerset Berlian, which is a new serviced residence located in the prime Permata Hijau residential area in South Jakarta. The serviced residence offers stylish two and three bedroom suites scheduled to open in 2006.
North Asia China	The Ascott Guangzhou	192	Ascott committed to invest S$33 million to acquire a serviced residence development in Guangzhou. The serviced residence, which comprises a serviced apartment block and a clubhouse, is located in Guangzhou's "Wall Street" Tianhe East Road and is expected to be completed in 2007.
		587	
2Q 2005			
Gulf Region Dubai	The Greens	350	A third serviced residence management contract which offers studio to two-bedroom serviced apartments and corporate leasing units was secured and is expected to open in the second half of the year.
North Asia China	Springdale	175	A fourth serviced residence management contract was secured in Guangzhou Tianhe district, which will soft launch in the second half of 2005.
		525	
	TOTAL	**1,112**	

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results**

None.

10. **Prospects**

The Ascott Group today has successfully established itself as the leading operator of serviced residences in Asia, Australia/New Zealand and Europe. Our portfolio exposure to Europe, the Gulf region and high growth Asian cities positions the Group well to benefit from economic expansion in these regions.

Recent industry research report has indicated that serviced residences are the fastest growing form of corporate and tourist accommodation in Asia. The market for extended-stay residences has been under-served for many years, especially in the Asia Pacific and the Gulf region where it is just gaining acceptance. Demand is driven by increased cross boundary investments and a globalised business environment.

Despite the recent terrorist bombings in London, occupancy in our serviced residences remains high; in the 80% range. The unpegging of the Renminbi and Malaysian Ringgit against the US Dollar is also not expected to have a material impact on the Group's results.

For full year 2005, the profit from operations is expected to be higher than 2004, although the portfolio gain is likely to be lower.

11. **Dividends**

No interim dividend for the period ended 30 June 2005 is recommended.

12. **Interested Person Transactions**

Name of Interested Person	**Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)**	**Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)**
	2Q 2005	**2Q 2005**
	S$'000	**S$'000**
CapitaLand Ltd and its associates		
Management & Support Services fee expense	-	800
Car park lease income	-	125

*The aggregate value is for the contract period

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Shan Tjio
Company Secretary

Singapore
29 July 2005

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED

(Regn. No: 197900881N)

N°8 Shenton Way

#13-01 Temasek Tower

Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

July 29, 2005
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Cheong Kwok Mun (65) 9068 8465
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott's 2Q Net Profit Rises A Robust 31%
Driven By A 141% Surge In Profit from Operations

The Ascott Group's second quarter net profit rose a robust 31 per cent to S$17.0 million, up from S$13.0 million previously. If portfolio gains and the charge from the new Financial Reporting Standard 39 ("FRS 39") were excluded, Ascott's net profit would have been 141 per cent higher at S$16.9 million compared to S$7.0 million in 2Q 2004.

Second quarter revenue surged 118 per cent to S$119.5 million, due to improved performance from Ascott's serviced residences in China and Europe, and the consolidation of Citadines, which the group fully acquired at end October last year.

Ascott's first half 2005 net profit rose eight per cent to S$19.4 million. If portfolio gains and the charge from the new FRS 39 were excluded, Ascott's net profit would have been 80 per cent higher at S$21.6 million compared to S$12.0 million a year ago.

First half 2005 revenue increased 108 per cent to S$219.2 million, driven by higher revenue per available room (REVPAR) across Ascott's serviced residence operations.

Group	***2Q 05*** *Apr-Jun 05* *S$ m*	***2Q 04*** *Apr-Jun 04* *S$ m*	*Growth*	***1H 05*** *Jan-Jun 05* *S$ m*	***1H 04*** *Jan-Jun 04* *S$ m*	*Growth*
Revenue	**119.5**	54.9	*118%* ↑	**219.2**	105.4	*108%* ↑
Net Profit	**17.0**	13.0	*31%* ↑	**19.4**	18.0	*8%* ↑
Earnings Per Share	**1.09 cts**	0.84 cts	*30%* ↑	**1.24 cts**	1.16 cts	*7%* ↑
Net Asset Value Per Share				**78.3 cts** at end June 2005	79.4 cts at end Dec 2004	

Mr Lim Chin Beng, Ascott's chairman, said: "As more foreign business activities are conducted in Asia, the Asia Pacific has become one of the fastest growing regions, led by China and Vietnam with GDP growths of eight per cent and seven per cent. Today, our overseas contributions account for almost 90 per cent of our group revenue.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

"Our successful international marketing initiatives have spurred double digit REVPAR growth at our residences in several countries, for example China, Japan, Philippines and Thailand. These include joint marketing programmes with organisations such as Singapore Airlines Krisflyer, Citibank and Cirque du Soleil."

Mr Cameron Ong, Ascott's chief executive officer, said: "Serviced residences have today become the fastest growing form of corporate accommodation in Asia. We are benefiting from an increased number of executives sent by multinational companies on international business assignments in the region. Ascott is poised to reap the rewards from this growth as the largest serviced residence operator with market leading brands - The Ascott and Somerset - in the Asia Pacific. We will also introduce the Citadines brand in Asia later this year."

He added that Ascott has secured four new management contracts with almost 1,000 rooms in the first half of the year. It also invested in a serviced residence development in Guangzhou to tap China's flourishing Pearl River Delta area.

Ascott has also soft-opened two new serviced residences, the 243-unit Somerset Park Suanplu in Bangkok's main financial district, and 430-unit Somerset Palace in Seoul's CBD. In the second half of the year, it will open five new serviced residences in the prime business districts of Dubai, Kuala Lumpur, Shanghai and Guangzhou.

Growing The Brands

During the year, Ascott further grew its brand reputation. It became the only Singapore company among 42 firms worldwide, to be chosen as best practice examples, from thousands of listed companies, in PricewaterhouseCoopers '2005 Good Practices in Corporate Reporting' book. Ascott also achieved one of the top 10 scores in the latest Business Times Corporate Transparency index.

In China, Ascott achieved first position in the 'China's Top 100 Serviced Residences' ranking, for the second year running, and its CEO was awarded the prestigious Hospitality Excellence Award. The group also won four Certificates of Excellence for quality management in Vietnam and was ranked the fourth top best employer in Malaysia.

Mr Ong said that the business outlook for the hospitality industry worldwide is positive. With its expanded presence in Europe through Citadines, and new properties to be opened, Ascott is well positioned to benefit through economies of scale and its leadership in the global serviced residence industry.

For 2005, Ascott's profit from operations is expected to be higher than in 2004, although its portfolio gain is likely to be lower than in 2004.

- more -

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in 40 cities in 17 countries in Europe, Asia Pacific and the Gulf region. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : July 29, 2005

For more information, please contact:

Ida Lim, VP, Marketing Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Cheong Kwok Mun, VP, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 90688465 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager , Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/NZ; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury-tier brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The Citadines brand provides corporate executives with vibrant urban lifestyle residences.

Recent awards the group has clinched include First Position in the 2005 'China's Top 100 Serviced Residences' ranking for its eight properties in China; 2005 Vietnam Economic Times' 'Best Service in Serviced Apartments' awards in Hanoi and Ho Chi Minh City; and 2005 Thailand Apartment Living's 'Most Innovative Serviced Residence' award for The Ascott Sathorn in Bangkok.

The group has also won the 2004 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence property' in Asia Pacific awards; and 'Best Annual Report' and 'Best Operating & Financial Review' awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 90 cities in 28 countries.

- end -